As filed with the Securities and Exchange Commission on April 22, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Prestwick Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	71-0917453
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1825 K Street NW, Suite 1475
Washington, DC 20006
(202) 296-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Kathleen Clarence-Smith, M.D., Ph.D.
Chief Executive Officer
Prestwick Pharmaceuticals, Inc.
1825 K Street NW, Suite 1475
Washington, DC 20006
(202) 296-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Michael R. Lincoln, Esq.
Aaron J. Velli, Esq.
Darren K. DeStefano, Esq.
Brian F. Leaf, Esq.
Cooley Godward LLP
One Freedom Square, Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5656
Tel: (703) 456-8000
Fax: (703) 456-8100	Jeffrey S. Marcus, Esq. Michael G. Kalish, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104-0050 Tel: (212) 468-8000 Fax: (212) 468-7900
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Securities to be Registered	Price(1)(2)	Registration Fee

Common Stock, $0.001 par value	$74,750,000	$8,798.08

(1)	Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	April 22, 2005

                        Shares
Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the                     shares of common stock offered by this prospectus. We expect the public offering price to be between $          and $           per share.
We intend to apply to have our common stock approved for quotation on The Nasdaq National Market under the symbol “PWCK.”
Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under “Risk factors” beginning on page 8 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      shares of our common stock from us at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , and total proceeds, before expenses, will be $          .
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2005.

UBS Investment Bank	Deutsche Bank Securities
CIBC World Markets

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
TABLE OF CONTENTS

Prospectus summary	1
Risk factors	8
Special note regarding forward-looking statements	38
Use of proceeds	40
Dividend policy	41
Capitalization	42
Dilution	44
Selected consolidated financial data	46
Management’s discussion and analysis of financial condition and results of operations	49
Business	61
Management	104
Principal stockholders	122
Certain relationships and related party transactions	126
Shares eligible for future sale	130
United States federal tax considerations for non-U.S. holders	133
Description of capital stock	136
Underwriting	140
Legal matters	143
Experts	143
Where you can find more information	144
Index to consolidated financial statements	F-1

We own an application for federal registration in the trademark of the combination of Prestwick Pharmaceuticals and the Prestwick Pharmaceuticals logo, and we have been licensed rights to use the service marks and trademarks for Nitoman® and Xenazine® in the United States and Canada. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.
Through and including                     , 2005, federal securities law requires all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary
This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss under “Risk factors,” and our consolidated financial statements and related notes beginning on page F-1.
Unless the context requires otherwise, in this prospectus, the words “Prestwick,” “we,” “Company,” “us” and “our” refer to Prestwick Pharmaceuticals, Inc., and its wholly owned subsidiary, Prestwick Pharmaceuticals Canada, Inc.
OVERVIEW
We are a product-focused specialty pharmaceutical company engaged in the development and commercialization of small molecule drugs with high commercial potential and relatively low development risk that target chronic diseases of the central nervous system, or CNS. Our strategy is to identify, acquire, develop and commercialize product candidates that address CNS disorders with significant unmet medical need. We also intend to develop and market both new and enhanced delivery forms and additional therapeutic applications of some of our product candidates to increase their commercial potential. To date, we have in-licensed rights relating to five product candidates, one of which, tetrabenazine, we currently market in Canada and expect to receive approval to market in the United States. Based on our fast track designation, we could receive FDA approval to market tetrabenazine in the United States as early as the first quarter of 2006.
Our current product portfolio consists of the following five product candidates:

--	Tetrabenazine. Tetrabenazine is a highly selective and reversible dopamine depletor that we market under the brand name Nitoman in Canada and that is marketed as Xenazine in Europe by Cambridge Laboratories Limited, or Cambridge. Tetrabenazine, the only product ever approved for the treatment of hyperkinetic movement disorders, is approved for marketing in eight countries and is currently under regulatory review for approval in several additional countries. In the United States there is currently no FDA-approved treatment for this broad group of movement disorders, which are characterized by abnormal and involuntary movements. We acquired exclusive rights to develop and commercialize tetrabenazine in the United States from Cambridge, which has also granted us the exclusive rights to import, distribute and market Nitoman tablets in Canada. We have completed Phase III pivotal trials in the United States for the use of tetrabenazine as a treatment for chorea associated with Huntington’s disease. In September 2004, we re-launched Nitoman in Canada, where it is approved for broad use in the treatment of hyperkinetic movement disorders. We also expect to submit a New Drug Application, or NDA, to the FDA in the second quarter of 2005 for the indication of chorea associated with Huntington’s disease. The FDA has granted tetrabenazine orphan drug designations for Huntington’s disease and for moderate to severe tardive dyskinesia, another movement disorder. The FDA has also granted tetrabenazine fast track designation for chorea associated with Huntington’s disease.

--	Lisuride. Lisuride is a highly potent dopamine agonist currently available in Europe as an oral therapy for the treatment of Parkinson’s disease, a progressive and degenerative neurological disorder that causes loss of control over body movements. Parkinson’s disease results from the degeneration of a small group of nerve cells in the brain that produce dopamine, a neurotransmitter involved in motor function and movement. Lisuride acts to mimic dopamine’s function in the brain by stimulating dopamine receptors. Several European regulatory authorities have determined that the oral form of lisuride is safe and efficacious in Parkinson’s disease. As an oral treatment, however, lisuride has achieved only limited commercial success due to a short half-life and highly variable absorption. In September 2003, we in-licensed from NeuroBiotec GmbH exclusive rights to develop and commercialize certain lisuride formulations for transdermal, subcutaneous, intravenous and other non-oral sustained release delivery in the United States and Canada. Patients with Parkinson’s disease need continuous, stable stimulation of dopamine receptors, which is best obtained through patches or subcutaneous infusion, but no current FDA-approved therapy provides this. We believe that the kinetic and chemical characteristics of lisuride make it amenable for this type of delivery. These characteristics include high potency, short half-life, adequate solubility, favorable dermal absorption profile and good local tolerability, which we believe should make it well-suited for subcutaneous infusion and transdermal delivery. In our opinion, these formulations can overcome some of the key limitations of currently prescribed therapies, such as fluctuating blood levels of dopamine agonists that cause discomfort and disability and may hasten the onset of motor response complications. We believe that continuous stimulation of the dopaminergic receptors is important for the treatment of the symptoms associated with Parkinson’s disease and is not achieved with current therapies. In collaboration with NeuroBiotec, we are currently conducting clinical trials in Europe to evaluate the safety and efficacy of our two lisuride product candidates: Lisuride Subcutaneous and Lisuride Transdermal.

--	Lisuride Subcutaneous. Lisuride Subcutaneous is under development to be administered by an external pump that infuses lisuride under the skin to deliver continuous, stable levels of dopaminergic stimulation to treat advanced Parkinson’s disease. Clinical trials and compassionate use in over 450 patients in Europe have suggested that this method of lisuride delivery may be safe and effective in reducing the severity of symptoms associated with advanced Parkinson’s disease, prior to or as an alternative to brain surgery or deep brain stimulation. Our collaborator, NeuroBiotec, has initiated a Phase III clinical trial in Europe utilizing Lisuride Subcutaneous for advanced Parkinson’s disease, and we expect to receive data from this trial during the fourth quarter of 2006. We intend to use the safety and efficacy results of these European trials as supportive data for our regulatory submissions of Lisuride Subcutaneous for approval in the United States and Canada. We expect to submit an Investigational New Drug application, or IND, in the second half of 2005 and to begin Phase III clinical trials in the United States in early 2006. We also plan to seek orphan drug and fast track designations from the FDA for Lisuride Subcutaneous as a treatment for advanced Parkinson’s disease.

--	Lisuride Transdermal. Lisuride Transdermal is under development as a weekly patch placed on the skin that is intended to conveniently deliver continuous, stable levels of dopaminergic stimulation for up to seven days. NeuroBiotec has completed Phase I and Phase II clinical trials in Europe and has completed enrollment of a Phase II/III trial in 331 patients using Lisuride Transdermal as a treatment for Parkinson’s disease. In addition to studying lisuride as a treatment for Parkinson’s disease, NeuroBiotec has completed a pilot study suggesting that Lisuride Transdermal may also be an effective and convenient therapy to control the symptoms of Restless Legs Syndrome, another movement disorder characterized by an overwhelming urge to move the legs. NeuroBiotec has also recently completed a Phase II/III clinical trial in Europe for Restless Legs Syndrome in 240 patients, and we expect to receive results from this trial in the second half of 2005. We have conducted three Phase I trials in Europe and expect to submit an IND to the FDA in the second half of 2005 and to initiate Phase III clinical trials in the United States in early 2006.

--	D-Serine. D-Serine is an oral, selective amino acid co-agonist that, along with another amino acid, glycine, stimulates the activation of the N-methyl-D-aspartic acid, or NMDA, receptor in the brain. The NMDA receptor plays a critical role in brain development and memory, is important in brain function and has been suggested to facilitate mental focus. We are developing D-Serine for the treatment of schizophrenia, a chronic, severe and disabling CNS disorder. Studies have demonstrated that blood levels of D-Serine in patients with schizophrenia are significantly lower than those in persons without schizophrenia. Multiple physician-sponsored Phase IIa trials conducted outside the United States have suggested that D-Serine, as an adjunct to current therapies, can lead to significant improvements in multiple symptoms of schizophrenia patients when compared to current therapies alone. We believe that D-Serine, if approved by the FDA as an adjunct therapy, may also potentially be developed as a monotherapy for patients with schizophrenia. We acquired worldwide development and commercialization rights to D-Serine for its use in a number of neurological indications, including schizophrenia, autism and Alzheimer’s disease, from Massachusetts General Hospital and Glytech, Inc. We expect to initiate our United States clinical development program with a Phase I clinical trial following the submission of an IND for D-Serine in late 2005. Following this trial, we will seek to reproduce the results of the Phase IIa trials in a broad Phase IIb clinical trial in the United States in 2006.

--	PPI-03306. PPI-03306 selectively modulates a key enzyme involved in the synthesis of serotonin. Serotonin is a chemical neurotransmitter implicated in the regulation of sleep cycles. PPI-03306 is a product candidate in early development for the treatment of sleep apnea, a disorder characterized by interrupted breathing during sleep. There are currently no FDA-approved drugs to treat sleep apnea. We have in-licensed exclusive worldwide rights to develop and commercialize PPI-03306 for the treatment of sleep apnea as well as certain other neurological conditions. In one study conducted outside the United States in patients with anxiety, the active ingredient in PPI-03306 was observed in one patient to have beneficial effects in the control of symptoms related to sleep apnea. We have commenced a development program in Europe to evaluate whether PPI-03306 is effective for the treatment of sleep apnea. We expect to release the results of a placebo-controlled Phase II trial in this program in the fourth quarter of 2006.
OUR STRATEGY
Our goal is to become the leading specialty pharmaceutical company serving the CNS market. We plan to achieve this goal through identifying and in-licensing promising product candidates that have both high commercial potential and relatively low development risk. We intend to mitigate our development risk by targeting drugs that have been well tolerated in human clinical trials and, preferably, have been shown to be efficacious in humans. We also seek to develop new delivery forms of certain product candidates in order to overcome the limitations of existing treatment options, in an effort to enhance their commercial opportunity. Our strategy to achieve our goal includes the following key elements:

--	obtaining United States regulatory approval for tetrabenazine;

--	continuing to identify and acquire lower-risk product candidates for CNS disorders with significant unmet medical need;

--	capitalizing on our management team’s breadth and depth of experience to build value;

--	focusing our sales and marketing efforts on a targeted base of high-prescribing medical professionals and taking advantage of our experience with specialty pharmacy distribution; and

--	optimizing partnering and collaboration opportunities.
RISKS
Our business is subject to numerous risks, which are highlighted in the section entitled “Risk factors” immediately following this prospectus summary. In particular:

--	FDA approval of tetrabenazine may be delayed or denied for a number of reasons, including the need to conduct additional clinical trials.

--	even if our product candidates achieve our objectives in clinical trials, regulatory authorities still may not approve them.

--	other than for tetrabenazine, we have not yet filed an IND to conduct clinical trials for any of our product candidates in the United States, and the FDA may not permit us to conduct clinical trials for these product candidates in the United States.

--	tetrabenazine is not protected by any patents, and the rest of our current product candidates only have limited patent protection. We may not be able to obtain and maintain orphan drug or Hatch-Waxman marketing exclusivity for tetrabenazine and other product candidates, and any marketing exclusivity, if obtained, would only afford us limited protection.

--	if we fail to obtain additional financing, we may be unable to complete the development and commercialization of our current and future product candidates.
OUR CORPORATE INFORMATION
We were incorporated in Delaware in November 2002 under the name KCS Pharmaceuticals, Inc. In January 2003, we changed our name to Prestwick Pharmaceuticals, Inc. Our principal executive office is located at 1825 K Street NW, Suite 1475, Washington, DC 20006, and our telephone number is (202) 296-1400. Our website address is www.prestwickpharma.com. We do not incorporate the information on our website, or accessible through our website, into this prospectus, and you should not consider such information as part of this prospectus.

The offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds after expenses	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be $ , or $ if the underwriters’ over-allotment option is exercised in full, based upon an assumed initial public offering price of $ per share. We expect to use the net proceeds from this offering to continue the development of our product candidates, fund the anticipated commercial launch of our lead product candidate, tetrabenazine, in the United States, in-license rights to future product candidates, and for working capital and other general corporate purposes.

Proposed Nasdaq National Market symbol	PWCK
The number of shares of our common stock outstanding immediately after the closing of this offering is based on 63,342,132 shares of our common stock outstanding as of March 31, 2005, after giving effect to the conversion of 50,579,299 shares of preferred stock outstanding as of March 31, 2005 into 50,579,299 shares of our common stock, which will become effective at the closing of this offering.
The number of shares of our common stock outstanding immediately after this offering excludes:

--	9,065,500 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2005, with a weighted average exercise price of $0.28 per share, of which options to purchase 2,847,257 shares of our common stock were then exercisable;

--	2,756,492 shares of our common stock reserved for future grant under our 2003 Equity Incentive Plan as of March 31, 2005; and

--	1,412,455 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2005 with a weighted average exercise price of $0.04 per share.
Unless specifically stated, the information in this prospectus:

--	assumes that the underwriters do not exercise their option to purchase up to additional shares of our common stock to cover any over-allotments;

--	assumes an initial offering price of $ per share, the midpoint of our estimated initial public offering price range indicated on the cover of this prospectus; and

--	gives effect to a -for- reverse stock split to be effected prior to the completion of this offering.

Summary consolidated financial data
We have derived our consolidated statement of operations data for the period from November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 and our consolidated balance sheet data as of December 31, 2004 from our audited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the period
	November 1, 2002
	(inception) through	Year ended December 31,
	December 31,
Consolidated statement of operations data:	2002	2003	2004

	(in thousands, except share and per share data)
Net revenues	$—	$—	$530
Operating expenses:
Cost of revenues	—	—	541
Research and development	247	6,971	11,679
Acquired in-process research and development	1,061	—	—
Sales and marketing	8	1,197	2,618
General and administrative	214	2,379	4,402

Total operating expenses	1,530	10,547	19,240
Loss from operations	(1,530)	(10,547)	(18,710)

Other income (expense)	(13)	4	(1,331)

Net loss	(1,543)	(10,543)	(20,041)
Accretion of redeemable convertible preferred stock to redemptive value	—	(816)	(2,311)

Net loss attributable to common stockholders	$(1,543)	$(11,359)	$(22,352)

Net loss per common share, basic and diluted:
Historical	$(4.63)	$(1.57)	$(2.81)

Pro forma (unaudited)(1)	$—	$—	$(0.60)

Shares used to compute basic and diluted net loss per common share:
Historical	333,562	7,250,000	7,958,668

Pro forma (unaudited)(1)	—	—	33,345,465

(1)	The pro forma net loss per common share and the shares used in computing pro forma net loss per common share reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of January 1, 2004, or the issuance date, whichever is later. Immediately prior to the closing of our initial public offering, all of our then outstanding shares of preferred stock will convert into 50,579,299 shares of common stock.

	As of December 31, 2004

			Pro forma as
Consolidated balance sheet data:	Actual	Pro forma(1)	adjusted(2)

	(in thousands)
Cash and cash equivalents	$30,924	$30,924
Working capital	30,047	30,047
Total assets	32,850	32,850
Other long-term liabilities	15	15
Redeemable convertible preferred stock	59,574	—
Accumulated deficit	(32,128)	(32,128)
Total stockholders’ equity (deficit)	(29,135)	30,439

(1)	The pro forma balance sheet data give effect to the automatic conversion, upon the closing of this offering, of all 50,579,299 shares of our Series A-1, A-2 and B redeemable convertible preferred stock into 50,579,299 shares of our common stock.

(2)	The pro forma as adjusted balance sheet data further give effect to the sale of shares we are offering pursuant to this prospectus and the receipt of the estimated net proceeds therefrom.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.
RISKS RELATED TO DEVELOPMENT AND REGULATION OF PRODUCT CANDIDATES
FDA approval of tetrabenazine may be delayed or denied for a number of reasons, including the need to conduct additional clinical trials.
We have stated that, as a result of tetrabenazine’s fast track designation, we could receive FDA approval to market tetrabenazine for the treatment of chorea associated with Huntington’s disease in the United States as early as the first quarter of 2006. This timeline is based on our expectation that our NDA, once submitted to the FDA, will receive a priority review. However, while we believe that our expectation of priority review is reasonable, we cannot guarantee that the FDA will afford our NDA priority review. If the FDA elects not to grant priority review to our NDA, we would unlikely receive FDA approval on the timetable that we currently expect. Additionally, even if the FDA affords our NDA priority review, the FDA may not approve our NDA following its initial review for many reasons, including a concern over adverse side effects observed in patients that have received tetrabenazine. The FDA may require us to provide it with additional safety and efficacy data prior to its approval of tetrabenazine. Notably, the results of our second Phase III pivotal trial of tetrabenazine in 30 patients yielded a p-value of 0.078, which exceeds the p-value of 0.05, customarily considered to represent statistical significance. Because most products that the FDA approves have at least two Phase III pivotal trials with p-values of less than 0.05, the FDA may require us to conduct another Phase III pivotal trial before it approves tetrabenazine for commercialization. We are presently planning to conduct a third Phase III trial, primarily for marketing purposes, beginning later in 2005. If the FDA requires us to conduct an additional pivotal trial prior to approving our NDA, we would expect to use the results from this trial, when available, for our NDA. However, our planned Phase III trial may not produce results that will support approval of our NDA. Additionally, these events could result in significant expense for our additional development activities without corresponding revenues from product sales and could materially delay FDA approval of tetrabenazine for the treatment of chorea associated with Huntington’s disease, which would have a material adverse effect on our results of operations.
Even if our product candidates achieve our objectives in clinical trials, regulatory authorities still may not approve them.
The FDA and foreign regulatory agencies may refuse to approve an application for marketing approval for many reasons. For example, they may disagree with our interpretations of data from preclinical studies and clinical trials, or they may conclude that, even if a trial’s endpoints are met, the data from the clinical program are insufficient to support approval.
A regulatory agency also may approve a product candidate for fewer indications than requested or may grant approval subject to the performance of post-marketing studies for a product candidate. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

--	a product candidate may not be safe or effective;

--	a product candidate’s benefits may not outweigh its risks;

Risk factors

--	the existence of an approved treatment that has demonstrated greater clinical efficacy than our product candidate, thereby reducing the medical need for our product candidate;

--	the FDA or comparable foreign regulatory authorities may interpret data from preclinical and clinical testing in different ways than we and our collaborators interpret them;

--	the FDA or comparable foreign regulatory authorities may not agree with or approve our manufacturing processes or facilities or the processes or facilities of our collaborators; or

--	the FDA or comparable foreign regulatory authorities may change their approval polices or adopt new regulations.
If we are unable to identify and acquire rights to new product candidates, or if the product candidates we do acquire prove to be unsuccessful, our business may be harmed.
All of our current product candidates have been in-licensed from third parties and our strategy for expanding our business includes in-licensing additional product candidates in the future. There is intense competition among biotechnology and pharmaceutical companies to acquire or in-license promising product candidates, and we currently have no agreements to in-license any new product candidates. If we are unable to successfully identify and acquire the development and commercialization rights to additional product candidates, our ability to grow our business will be adversely affected.
Moreover, we may fail to realize the anticipated benefits of any product candidate acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed. If we devote significant resources to new product candidates that ultimately are not approved for commercialization, it would have a material adverse effect on our business.
If we encounter difficulties enrolling subjects in our clinical trials, or subjects drop out of trials in progress, our trials could be delayed or otherwise adversely affected.
Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of subjects to complete our clinical trials in a timely manner. Enrollment of subjects is affected by many factors, including:

--	design of the protocol;

--	the limited size of the patient population for many of our target indications, particularly with respect to Lisuride Subcutaneous for the treatment of advanced Parkinson’s disease and tetrabenazine for the treatment of tardive dyskinesia and Tourette’s Syndrome;

--	eligibility criteria for the trial in question;

--	perceived risks and benefits of the product candidate under study;

--	availability of competing therapies (whether approved or experimental);

--	willingness of subjects to discontinue receiving existing treatments in order to participate in our clinical trials, particularly with respect to Lisuride Transdermal for the treatment of Parkinson’s disease;

--	subject referral practices of physicians; and

--	availability of clinical trial sites.

Risk factors

Furthermore, enrolled subjects may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials. If we have difficulty enrolling or retaining a sufficient number of subjects to conduct and complete our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which would have a negative effect on our business. Delays in enrolling subjects in our clinical trials or the withdrawal of subjects enrolled in our clinical trials would also adversely affect our ability to develop and seek approval for our product candidates, could delay or eliminate our ability to generate product and royalty revenues, and could impose significant additional costs on us or our collaborators.
Our clinical trials may not yield results that will enable us to obtain regulatory approval for our products and could result in our abandoning development of our product candidates.
Other than tetrabenazine, which is approved for use in Canada (but not in the United States), and lisuride, which has been approved in a number of European countries as an oral formulation for the treatment of Parkinson’s disease, our current product candidates are in clinical development and have not yet been submitted for regulatory review by the FDA or any foreign regulatory agency. We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA or the applicable foreign regulatory agency, in well-designed and conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval. Clinical trials are lengthy, complex, and extremely expensive processes with uncertain results. It will take us at least several years to complete clinical testing, and failure can occur at any stage of testing. The number of clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and the regulations applicable to any particular product candidate. We do not know whether any of our ongoing or future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals that will result in marketable products.
Results obtained in preclinical studies on animals and early clinical trials on humans may not be predictive of results that are obtained in later trials with larger and more diverse patient populations. For example, the unexpected observation, in a clinical trial for anxiety, that the active ingredient in PPI-03306 may be effective in the treatment of patients with sleep apnea may not be reproducible. We may suffer significant setbacks in advanced clinical trials, such as product candidates failing to exhibit expected therapeutic results, even after promising observations or results in earlier studies. Based on results at any stage of clinical trials, we may be required to repeat or redesign a trial or abandon development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates, and our business and financial condition will be harmed.
Clinical trials are subject to continuing oversight by government regulatory authorities and institutional review boards, or IRBs, and must meet the requirements established by the FDA or IRB. In addition, clinical trials must follow Good Clinical Practices and comply with principles of current ethical standards as established by IRBs for informed consent. Thus, we may be required to suspend or terminate our clinical trials at any time.
Administering our product candidates to humans may produce serious and undesirable side effects. The potential adverse effects and adverse events associated with product candidates that target the CNS include, but are not limited to, sedation, insomnia, depression, low blood pressure, confusion, hallucinations, seizures, suicide and impaired movement or motor control. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications.

Risk factors

Future toxicology studies may reveal adverse effects of our product candidates.
The FDA will require additional toxicology studies for tetrabenazine. Once it reviews our NDA, the FDA may permit us to perform these studies as part of our Phase IV post-approval commitments. If, however, the FDA requires one or more of these toxicology studies to be completed prior to approval of our NDA, our ability to commercialize tetrabenazine in the United States would be delayed significantly. Additionally, regardless of whether we conduct these toxicology studies prior to, or following expected NDA approval, the results of these studies may show unanticipated significant adverse effects. Depending on the nature of these adverse effects, the FDA could require us to abandon our development efforts for tetrabenazine.
Similarly, we may be required to conduct additional toxicology studies of lisuride before the FDA will approve it. These toxicology studies may impose a delay in receiving regulatory approval or significant adverse effects may be observed in these studies, which could potentially require us to abandon our development efforts for lisuride.
While a number of animal toxicology studies have been conducted on D-Serine, long-term and life-long studies have yet to be conducted. In some animal species, kidney toxicity has been observed and these past incidences of kidney toxicity may make it more difficult for us to have D-Serine approved by the FDA or other regulatory agencies. Moreover, long-term or life-long exposure to D-Serine may result in significant adverse effects, including kidney toxicity. If significant adverse effects are observed in D-Serine, the FDA may delay approval of, or not approve, D-Serine for commercialization.
No toxicology studies have yet been conducted on PPI-03306 and we will be required to conduct a full program of toxicology studies of PPI-03306 prior to NDA approval. Because of the lack of preclinical and clinical experience with PPI-03306, we cannot estimate the likelihood that we will observe toxicity in connection with these studies on PPI-03306. In particular, we believe that PPI-03306 may cause QTc prolongation, a sign of cardiac toxicity, or may result in liver toxicity.
If the FDA grants approval of an NDA for one of our product candidates conditioned on our conducting one or more additional toxicology studies on the product candidate, this will likely have the effect of delaying our anticipated product commercialization. Undertaking these additional studies would increase our expected costs in connection with our development efforts and expose us to the risk that significant adverse effects could be observed in these studies. Such observations could result in the FDA refusing to approve our NDA for that product candidate.
Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and review.
Following regulatory approval of any of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. We are already subject to these obligations with respect to Nitoman in Canada and, as part of the NDA application process for tetrabenazine, we will need to conduct certain safety studies, including carcinogenicity studies, which we expect to conduct as Phase IV, or post-approval, commitments. In addition, we and our contract manufacturers will be required to adhere to regulations setting forth current Good Manufacturing Practices, or cGMP. These regulations cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our product candidates and any products that we may commercialize. Furthermore, our contract manufacturers must be deemed acceptable after a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval and will be subject to periodic inspection by these regulatory authorities. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require

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the expenditure of financial or other resources. If we or our contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to warning letters, fines, civil penalties, injunctions, consent decrees, suspension or withdrawal of regulatory approvals, operating restrictions and criminal prosecution, any of which would likely harm our reputation and results of operations.
If our product candidates are approved by regulatory authorities, they are likely to be approved only for limited indications.
Even if we do receive regulatory approval for our product candidates, the FDA and similar foreign regulatory authorities may impose limitations on the indicated uses for which our product candidates may be marketed. The FDA generally approves products for a particular indication. While certain of our product candidates, such as tetrabenazine for the treatment of chorea associated with Huntington’s disease and Lisuride Subcutaneous for the treatment of advanced Parkinson’s disease, target limited indications with relatively small patient populations, others target broader indications with larger patient populations. An approval for a limited indication reduces the size of the potential market for these product candidates, which could have a material adverse effect on our future results of operations, financial condition and cash flows.
We may not achieve our projected development goals, including FDA approval of tetrabenazine, in the time frames we announce and expect.
We will set goals for, and may make public statements regarding, the expected timing of certain accomplishments, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch, which we sometimes refer to as milestones. For example, we have stated that we intend to submit an NDA for tetrabenazine to the FDA in the second quarter of 2005 and that we could receive FDA approval as early as the first quarter of 2006. However, tetrabenazine may not be approved when we predict, if at all. The actual timing of these events can vary dramatically due to a number of factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing, marketing or distribution arrangements sufficient to commercialize our products. There can be no assurance as to when, if ever, our clinical trials will be completed, that they will be successfully completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the commercial launch of any of our product candidates if they are approved. If we fail to achieve one or more of these milestones as planned, our business will be materially adversely affected and the price of our shares could decline substantially.
Regulatory approval could be delayed or terminated due to problems with studies conducted by others, either before or after we in-licensed the product candidates.
We are developing product candidates that we have in-licensed from unaffiliated parties. Many of the preclinical studies and some of the clinical trials of these product candidates were conducted by other companies before we in-licensed the product candidates. In some cases, the trials were conducted when regulatory requirements were different than they are today. We would incur unanticipated costs and experience delays if we were required to repeat some or all of the studies or trials. Even if the previous studies are acceptable to regulatory authorities, we may have to spend additional time analyzing and presenting the results of the studies. Problems with the previous studies could cause our regulatory applications to be delayed or rejected.
Additionally, from time to time we will jointly develop product candidates with others and, in many instances, these collaborators will be responsible for conducting later stage clinical trials. For example, we have agreed to jointly develop Lisuride Transdermal with NeuroBiotec and NeuroBiotec is currently

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conducting Phase III trials in Europe on this product candidate. If our collaborators, such as NeuroBiotec, experience serious adverse events in the clinical trials that they are conducting on our product candidates, the FDA may not approve the product candidate for commercialization in the United States, regardless of the results of our own clinical trials. Failure of the FDA or foreign regulatory authority to approve a product candidate as a result of preclinical or clinical trial difficulties would prevent us from commercializing the product candidate and would have a material adverse effect on our results of operations.
Other than for tetrabenazine, we have not yet filed an IND to conduct clinical trials for any of our product candidates in the United States, and the FDA may not permit us to conduct clinical trials for these product candidates in the United States.
We are currently conducting Phase I clinical trials for lisuride in Europe and have commenced a development program in Europe to evaluate whether PPI-03306 is effective for the treatment of sleep apnea. Prior to commencing any clinical trials for these or any of our other product candidates in the United States, we will need to submit an IND to, and obtain clearance from, the FDA. The INDs that we submit to the FDA for most of our product candidates will incorporate the results of certain preclinical studies and clinical trials conducted outside the United States. We have received no assurance from the FDA that it will agree with our approach of conducting later stage trials in the United States solely on the basis of these non-U.S. preclinical studies and early stage clinical trials. The FDA may not accept these results and may request additional preclinical studies before permitting the INDs and United States clinical trials to proceed. Moreover, the FDA may subject the trial data that we submit to additional scrutiny and we may incur additional costs and delays responding to FDA requests for supplemental information or clarification. If the FDA does not allow INDs for one or more of our product candidates to proceed, we will not be permitted to conduct clinical trials for these product candidates in the United States and, therefore, we will not be able to ultimately seek or obtain regulatory approval to market these product candidates in the United States. As a result, any delay in an IND becoming effective would delay the further development and potential commercialization of our product candidates and delay our ability to generate product sales in the United States from such product candidates.
The fast track designation for tetrabenazine may not actually lead to a faster development or regulatory review or approval process.
If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply to the FDA for fast track designation. Although we have received a fast track designation from the FDA for tetrabenazine for the treatment of chorea associated with Huntington’s disease, we may not experience a faster development process, review or approval compared to conventional FDA procedures. Our fast track designation may be withdrawn by the FDA if it believes that the designation is no longer appropriate. Our fast track designation does not guarantee that we will qualify for, or be able to take advantage of, the priority review procedures following the submission of our NDA. If our fast track designation for tetrabenazine were to be withdrawn, or if the FDA elects not to give our NDA priority review, then our ability to receive FDA approval, if at all, and to commercialize tetrabenazine in the United States, if approved, could be delayed considerably, which would have a material adverse effect on our cash flows and stock price.
Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.
For those product candidates for which we own worldwide rights, we plan to seek approvals in as many countries as possible. If they are approved, we may choose to market them through our own

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sales force or seek to out-license these rights. In order to market our product candidates in Canada and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. With respect to some of our product candidates, we expect that a future collaborator will have responsibility to obtain regulatory approvals outside the United States, and we will depend on our collaborators to obtain these approvals. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval in another country may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, as well as additional risks and requirements particular to individual countries. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions. Approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.
We may incur significant liability if it is determined that we are promoting unapproved, or “off-label,” use of drugs.
Physicians may prescribe products for uses that are not described in the product’s labeling and that differ from those approved by the FDA or other similar regulatory agencies. Such off-label uses are common across various medical specialties. For example, we intend to initially submit an NDA for tetrabenazine for the treatment of chorea associated with Huntington’s disease. If the FDA approves tetrabenazine for that indication, it is possible that physicians may also prescribe it for the treatment of other hyperkinetic movement disorders, as it is approved for such disorders in several countries outside of the United States. Although the FDA and other regulatory agencies do not regulate a physician’s choice of treatments, the FDA and other regulatory agencies do restrict communications by NDA holders on the subject of off-label use. Accordingly, in the United States we would not be permitted to promote or advertise tetrabenazine for the treatment of any indications other than chorea associated with Huntington’s disease prior to FDA approval of additional indications for tetrabenazine, if any. The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for indications for which marketing approval has not been obtained.
Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. If we fail to comply with the relevant regulatory requirements, we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.
RISKS RELATED TO THE POTENTIAL COMMERCIALIZATION OF OUR PRODUCT CANDIDATES
Our products may not be accepted in the marketplace.
Even if they are approved by regulatory authorities for marketing, our products may never achieve market acceptance among patients, physicians and the medical community. Our products, if successfully developed, will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products will also compete with new products currently under development by these companies and others. The degree of market acceptance of any products developed by us, alone, or in conjunction with our collaborators, will depend on a number of factors, including:

--	the establishment and demonstration of the clinical efficacy and safety of the products;

--	convenience and ease of administration;

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--	cost-effectiveness;

--	our products’ potential advantages over alternative treatment methods;

--	marketing, sales and distribution support of our products; and

--	reimbursement policies of government agencies and third party payors (such as health maintenance organizations).
Physicians may not prescribe, or patients may not purchase and use, tetrabenazine, Lisuride Subcutaneous, Lisuride Transdermal, D-Serine or PPI-03306 or any of our future product candidates, even if they are approved. Physicians will prescribe our products only if they determine, based on experience, clinical data, side effect profiles and other factors, that they are preferable to other products or treatment options then in use or that they are beneficial in combination with other products. Recommendations and endorsements by influential physicians will be essential for market acceptance of our products, and we may not be able to obtain these recommendations and endorsements. According to the Canadian package insert, tetrabenazine is contraindicated, or not recommended for use and may be harmful for use, in patients with a prior history of depression, and there is a chance that this warning could also be placed on the United States label. As a result, some physicians may be unwilling to prescribe tetrabenazine for their patients. The lack of market acceptance of any of our product candidates would significantly harm our business and results of operations.
We face uncertainty with respect to coverage, pricing, third party reimbursements and healthcare reform.
Our ability to generate significant revenue from our products may depend on our ability, and the ability of our collaborators or customers, to obtain adequate levels of insurance, favorable formulary acceptance and other coverage for our products and reimbursement from third party payors such as:

--	government health administration authorities;

--	private health insurers;

--	health maintenance organizations;

--	pharmacy benefit management companies; and

--	other healthcare-related organizations.
Third party payors may deny coverage or offer inadequate levels of reimbursement for our product candidates for a number of reasons, including:

--	if they determine that a prescribed product has not received appropriate clearances, or approvals, from the FDA or other government regulators for specific indications;

--	if they determine that a prescribed product is not used in accordance with cost-effective treatment methods as determined by the third party payor;

--	if the third party payor prefers other drugs or treatments by excluding our product from its formulary or by requiring prior authorization before approving our product for reimbursement;

--	if the third party payor determines that the prescribed product is experimental, unnecessary or inappropriate; or

--	for any other reason in their absolute discretion.

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If third party payors deny coverage or offer inadequate levels of reimbursement, we may not be able to market our products effectively if and when approved. We also may have to offer our products at prices lower than anticipated as a result of the purchasing power of large health maintenance organizations in the United States. Currently, third party payors are increasingly challenging the prices charged for medical products and services and there is significant political attention and pressure in relation to drug pricing in the United States. Prices could be driven down by health maintenance organizations that control or significantly influence purchases of healthcare services and products. Existing United States laws, such as the Medicare Prescription Drug and Improvement Modernization Act of 2003, or future legislation to reform healthcare or reduce government insurance programs could also adversely affect prices of our approved products for the United States market, if any. The cost containment measures that healthcare providers are instituting and the results of potential healthcare reforms may prevent us from maintaining prices for our products that are sufficient for us to realize profits and may otherwise significantly harm our business and operating results.
In addition, to the extent that our product candidates are approved for marketing outside of the United States, including Canada where we currently market Nitoman, foreign government pricing controls and other regulations may prevent us from maintaining prices for our products that are sufficient for us to realize profits and may otherwise significantly harm our business, financial condition and operating results.
We are subject to a number of state and federal laws which will restrict our marketing efforts.
In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.
The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce, or in return for, purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.
Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.
Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, reputation and results of operations.

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We could encounter unforeseen problems in scaling up our product candidates for commercialization.
During product development and scale up, it is common for changes to occur in the manufacturing process of the product candidate. However, in some cases, the changes may be significant. Such changes may produce previously unknown impurities or contaminants. Moreover, these changes may result in significant delays to approval and increase the cost of the final product or, if the resulting impurities are too great, prevent commercialization of the product altogether. The risk of significant impurities occurring as a result of scaling up a product candidate for commercialization are greatest for those product candidates, such as D-Serine and PPI-03306, that are intended to be commercialized for relatively large patient populations and that have not yet been produced on a large scale. If we experience difficulties in scaling any of our product candidates for production, it will likely result in either lower margins on the product sales or result in our inability to sell the product altogether, either of which would have a material adverse effect on our results of operations.
Our existing collaborative and licensing agreements contain, and any such agreements that we may enter into in the future may contain, non-compete and other covenants that restrict our product development and commercialization activities and other provisions that may expose us to significant potential liability.
Certain of our existing license and collaborative agreements contain covenants that restrict our product development or future business efforts and impose, among other things, limitations on our ability to license our product candidates to third parties and restrictions on our ability to compete. In particular, our agreements with Cambridge provide that, during the term and for a twelve-month period following any product “sell-off” period under the agreements, we do not have the right to engage or assist third parties to be engaged in product development or commercialization activities for other tetrabenazine products, products containing active substances similar to tetrabenazine, or products for the treatment of hyperkinetic movement disorder symptoms that are treatable with tetrabenazine, other than the product provided by Cambridge. Because of these restrictive covenants, if our potential licensees or collaborators fail to fulfill their obligations to us or we are otherwise not able to maintain these relationships, we would likely not be able to enter into alternative arrangements or assume the development of these product candidates ourselves. This would significantly affect our ability to commercialize our product candidates. Further, even if alternative arrangements are available to us, they also could restrict our business activities. These restrictive covenants also may preclude us from pursuing development of additional products within our area of expertise, which could impair our ability to execute our strategy and grow our business.
Certain of our existing license and collaboration agreements do not contain limitations on the types of damages that may be recovered by us or our collaborators in the event of any breach of our agreement. Without these types of limitations, we may be subject to significant potential liability to our collaborators in the form of consequential and indirect damages should these types of damages be established in the event of a breach of the applicable agreement.
If we do not find development and commercialization collaborators for our product candidates that address very large markets, we may have to reduce or delay our rate of product development and commercialization and increase our expenditures.
We have entered into a collaboration agreement with NeuroBiotec to independently develop and commercialize Lisuride Subcutaneous and Lisuride Transdermal. We also intend to enter into additional relationships with selected pharmaceutical or biotechnology companies to help develop and commercialize certain of our other current product candidates and product candidates that we may in-license in the future. For example, we believe that we will need to enter into development and commercialization collaborations with large pharmaceutical companies with respect to Lisuride

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Transdermal for the treatment of Restless Legs Syndrome, D-Serine for the treatment of schizophrenia, and PPI-03306 for the treatment of sleep apnea in order to fully pursue our product candidates for these indications that affect large patient populations. We may not be able to negotiate collaborations with these other companies for the development or commercialization of our product candidates on commercially acceptable terms, or at all. If we are not able to establish such collaborative arrangements, we may have to reduce or delay further development of some of our programs, increase our planned expenditures and undertake development and commercialization activities at our own expense.
If we enter into development or commercialization collaborations with pharmaceutical or biotechnology companies, these relationships will also be subject to a number of risks, including:

--	we may lose control over when and how our product candidates and products are developed and commercialized;

--	collaborators may not pursue further development and commercialization of product candidates in the collaborations or may elect not to renew development and commercialization programs;

--	collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require the development of a new formulation of a product candidate for clinical testing;

--	a collaborator with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of these products; and

--	disputes may arise delaying or terminating the development or commercialization of our product candidates, or result in lengthy and costly legal proceedings.
If we experience one or more of these events in connection with our collaboration efforts, it could cause us to receive fewer benefits from our collaborations than we anticipated, which would likely have a material adverse effect on our financial condition.
If a cure is discovered and commercialized for one or more of the diseases underlying the symptoms that we are developing our product candidates to treat, our ability to generate revenues from our product candidates would be severely impaired.
We are developing our product candidates as treatments for symptoms associated with chronic diseases and are not developing cures for the underlying diseases. In recent years, researchers have made significant strides in searching for cures to chronic diseases, particularly in the field of genomics. If a competitor discovers and commercializes a cure for the underlying disease of one or more of the indications that we are developing our product candidates to treat, it would significantly diminish the size of our target markets and reduce our ability to sell any approved products. Additionally, because of the relatively small patient populations represented by many of the indications that we are developing our product candidates to treat, it is likely that the commercialization of a cure for these diseases would very quickly reduce the size of our target patient population to the point at which it would not be commercially viable to continue to pursue these indications. As a result, the discovery of a cure for Huntington’s disease, Parkinson’s disease, Restless Legs Syndrome, schizophrenia, sleep apnea or any other disease that manifests the symptoms that our current and future product candidates are being developed to treat would have a material adverse effect on our future revenues.
We face intense competition.
The biopharmaceutical industry is intensely competitive and is accentuated by the rapid pace of technological development. Many pharmaceutical and biotechnology companies have developed or are

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developing products that will compete with products we are developing, and we expect to face increased competition in the future as new companies enter our markets. Research and discoveries by others may result in breakthroughs that render our potential products obsolete even before they begin to generate any revenue. Our competitors include major pharmaceutical and biotechnology firms, many of which have substantially greater research and product development capabilities and financial, scientific and marketing resources than we have. Several significant competitors are working on, or already have United States approval for, therapeutic treatments for many of the same indications that our product candidates target, including but not limited to:

--	pramipexole, which is approved for Parkinson’s disease and is in late stage clinical trials for Restless Legs Syndrome, being developed by Pfizer;

--	gabapentin, which is in late stage clinical trials for Restless Legs Syndrome, being developed by XenoPort;

--	ropinirole, which is approved for Parkinson’s disease and has been submitted to the FDA for approval to treat Restless Legs Syndrome, being developed by GlaxoSmithKline; and

--	rotigotine, a daily transdermal patch, which has completed clinical trials for Parkinson’s disease and Restless Legs Syndrome, and for which an NDA has been submitted by Schwarz Pharma.
Additionally, while there are no FDA-approved drugs for the treatment of chorea associated with Huntington’s disease, a number of other pharmaceutical companies are exploring whether their existing drugs that have been approved by the FDA for another indication could be effective in treating chorea associated with Huntington’s disease. These other drugs include, but are not limited to:

--	levetiracetum, which is approved for epilepsy, marketed by UCB S.A.;

--	amantidine, which is approved for parkinsonism and is available generically; and

--	atypical antipsychotics, which are approved for the treatment of schizophrenia and are marketed by a number of pharmaceutical companies.
Although these drugs have not been approved for the treatment of chorea associated with Huntington’s disease, it is possible that physicians may prescribe them, and patients may obtain them, on an “off-label” basis for that indication. Such off-label use could hurt our potential sales of tetrabenazine if it is approved by the FDA.
In addition, tetrabenazine does not benefit from any patent protection, and the remainder of our product candidates have only limited patent protection, in most cases relating to particular uses or formulations but not their chemical compositions or their active ingredients. Therefore, we will have a limited ability to protect our competitive position through our intellectual property rights.
Our competitors may obtain patents and regulatory approvals for their products more rapidly than we or our collaborators, or develop products that are more effective than those developed by us or our collaborators. Any potential products we identify will likely face competition from other companies developing similar products as well as from companies developing other forms of treatment for the same conditions.
Many of the companies developing competing products have significantly greater financial resources than we have. Many such companies also have greater expertise than we or our collaborators have in discovery, research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing. Other smaller companies may also prove to be significant competitors, either on their own or through collaborative arrangements with large and established companies. These companies and institutions compete with us in recruiting and retaining qualified

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scientific and management personnel as well as in acquiring technologies complementary to our programs. We will face competition with respect to:

--	product efficacy and safety;

--	the timing and scope of regulatory approvals and regulatory exclusivity;

--	availability of resources;

--	reimbursement coverage; and

--	price and patent position, including the patent positions of others that could potentially prevent us from commercializing our product candidates.
Our competitors may develop products that are less expensive, more effective or safer than the product candidates that we may develop, which would potentially render our product candidates obsolete or uneconomical. We cannot assure you that any product we develop will be preferred to any existing or newly developed alternative products or therapies.
If we become subject to product liability claims, the damages may exceed our insurance and defense of product liability claims may take excessive management time.
It is impossible to predict from the results of animal studies the potential adverse effects that a product candidate may have in humans. We face the risk that the use of our product candidates in human clinical trials will result in adverse effects. If we complete clinical testing for our product candidates and receive regulatory approval to market our products, we will mark our products with the warnings approved by the FDA (and other similar regulatory authorities for products sold in other countries) that identify the known potential adverse effects and the patients who should not receive our product. We cannot assure you that physicians and patients will comply with these warnings, and these warnings may not protect us from liability, even if our product is misused. In addition, unexpected adverse effects may occur even with proper use of our products that have received approval for commercial sale. Furthermore, we may be sued if third parties allege that the warnings on our products do not adequately warn doctors and patients about the known risks associated with our products. It may not be an effective defense against these claims that we are not legally permitted to label our products with language other than that approved by the FDA.
Administering our product candidates to humans may produce serious and undesirable side effects. The potential adverse effects associated with product candidates that target the CNS include, but are not limited to, sedation, insomnia, depression, low blood pressure, confusion, hallucinations, seizures, suicide and impaired movement or motor control. These side effects could result in liability claims.
We have obtained liability insurance of $5 million for Nitoman and our product candidates in clinical trials. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold, or that we or our collaborators may obtain, may not be adequate to protect us from any liabilities. In addition, if any of our product candidates are approved for marketing, we would need to seek additional insurance coverage. We may be unable to obtain additional coverage or afford such coverage. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit or outside the scope of our insurance coverage. If we cannot protect against potential liability claims, we or our collaborators may find it difficult or impossible to commercialize our products.
We may not be able to renew or increase our insurance on reasonable terms, if at all. If we are sued for product liability claims, and if the amount of any damages exceeds our insured liabilities, it would have a materially adverse effect on our financial condition and results of operations. Additionally, any product liability or other claim, or any product recall would likely result in the diversion of significant

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management attention and could harm our reputation, which could materially adversely effect our ability to develop and commercialize our current or future product candidates.
Under certain of our license agreements and collaborations, we are the party that will actually market the product candidate, if approved, in the United States and any other country where we may have marketing rights. As a result, if there are problems with the product in these markets, we may be the collaborator that is sued and, if found liable, we may be forced to pay damages to injured parties (to the extent not covered by insurance). We may not be able to enforce any rights we may have to indemnification or liability sharing from our collaborators, even though they share in the financial benefits of the product. Our license and collaboration agreements may require us to indemnify our licensor or collaborator for any product liability claims or losses they may suffer. We may not be able to control the defense of claims for which we must indemnify our counterparties. As a result, we may not be able to act to control or seek to minimize certain of our contractual liabilities.
Because many prospective patients of our tetrabenazine product candidate suffer from depression and related illnesses, it is possible that a patient taking tetrabenazine could attempt or commit suicide, which could have a significantly negative impact on our reputation and expose us to litigation.
Patients who suffer from Huntington’s disease typically experience a number of symptoms in addition to chorea associated with Huntington’s disease. In particular, a large portion of these patients suffer from depression and related illnesses. In our recent pivotal Phase III trial, one of the patients in the trial committed suicide while taking tetrabenazine and the lead investigator of the trial determined that the suicide was possibly related to tetrabenazine. Also, another Huntington’s disease patient committed suicide following the completion of a clinical trial, during which he had received tetrabenazine, which was conducted in the early 1980s at the Baylor College of Medicine. In light of the increased incidence of suicide, the third leading cause of death among patients with Huntington’s disease, it is possible that a patient who is taking tetrabenazine may attempt or commit suicide. If this occurs, it could expose us to significant potential liability even though our product labeling may include warnings concerning the risk of suicide while taking our product. Additionally, such an event could result in regulatory action, such as fines, civil penalties, injunctions, suspensions or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and, potentially, criminal liability, any of which would likely harm our reputation and our results of operations.
If we are unable to develop adequate sales and marketing capabilities or enter into agreements with other parties to perform some of these functions, we will not be able to commercialize our products effectively.
While the senior members of our sales and marketing team have significant experience marketing drugs in the United States and Canada, in order to successfully commercialize our product candidates, we must build a sales and marketing organization with appropriate technical expertise and marketing capabilities. For some market opportunities, such as Lisuride Transdermal for the treatment of Restless Legs Syndrome and D-Serine for the treatment of schizophrenia, we may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to reach the large base of potential prescribing physicians and increase the commercial opportunity for our product candidates. We may not be able to establish sufficient sales and marketing capabilities of our own or enter into such arrangements with other parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our per-unit product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of other parties, and these efforts may not be successful. Our product revenues may also be reduced by patients obtaining generic forms of our products from sources outside the United States. Additionally, building marketing and distribution

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capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.
Our attempts to increase future revenues from Nitoman may be unsuccessful.
Our current revenue is derived solely from Canadian sales of Nitoman and we recorded $0.5 million in net revenues from this product in the year ended December 31, 2004. The costs associated with manufacturing and selling Nitoman currently exceed the revenues we receive on sales of Nitoman. We have recently announced a price increase for Nitoman in Canada in an effort to increase revenues from Nitoman. However, there can be no guarantee that this price increase, or future anticipated price increases, will be successful. We may only realize a price increase on Nitoman in those provinces of Canada whose government agrees to the increase. One province, Quebec, has refused to implement newly announced price increases on pharmaceuticals, and other provinces may refuse to do so as well and, as a result, we believe that this initiative in Canada could lead to only modest increases in revenue from Nitoman.
Moreover, Nitoman does not currently benefit from any form of regulatory exclusivity in Canada and, if a competitor were to introduce a generic form of tetrabenazine in Canada, it would likely have the effect of decreasing the prices at which we could sell Nitoman and could reduce the volume of sales as well. If we do not maintain or increase our sales of Nitoman in Canada, our operating losses will increase. We could also be forced to discontinue our Canadian sales program, depriving us of potential commercialization and sales experience and contacts which may be important for the successful commercial launch in the United States of any of our product candidates that receive regulatory approval.
Re-importation could reduce our potential sales of tetrabenazine in the United States, if and when approved.
There is a risk that Nitoman purchased in Canada could be re-imported into the United States or that patients in the United States will engage in cross-border purchases of tetrabenazine. The risk of re-importation of tetrabenazine could increase if a generic form were marketed anywhere in the world through Internet or mail order pharmacies or other forms of personal importation to United States patients at a significant discount, compared to the expected sales price of tetrabenazine in the United States. The risk of this occurring may be increased as a result of our recent increase in the sales price of Nitoman in Canada.
We do not have rights to a pump necessary to use our Lisuride Subcutaneous product candidate if and when we receive regulatory approval to market it.
We currently have not selected a manufacturer for the pump that we would expect to use in developing and commercializing Lisuride Subcutaneous. Although we are considering different varieties of pumps from different manufacturers, we have not entered into any agreements for the supply of the pumps or for intellectual property relating to any pump. We may not be able to enter into an agreement with a manufacturer to provide a pump, or if we enter into such an arrangement, our manufacturer may not be able to supply pumps in sufficient quantities. Even if we are able to arrange for the supply of a pump, we may not be able to do so on commercially acceptable terms. Failure to enter, or any delay in entering, into a supply arrangement for a pump for Lisuride Subcutaneous on acceptable terms, or at all, would seriously harm our ability to commercialize Lisuride Subcutaneous, and would have a material adverse effect on our business.
Moreover, each of the pumps that we are considering dispense lisuride in a different manner. If we elect to use a different pump for the commercialization of Lisuride Subcutaneous than we and NeuroBiotec have used or may use in our future clinical trials, the FDA or foreign regulatory authority

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may require additional testing to establish the safety of lisuride being administered through the new pumps. If this occurs, it will likely result in a significant delay in the potential approval of Lisuride Subcutaneous, which would harm our results of operations.
Manufacturers of pumps are also subject to regulation by the FDA and foreign regulatory authorities. Their facilities are subject to inspection by regulatory agencies at any time. If the pump manufacturer we choose fails to comply with applicable regulatory requirements, it could be required to take remedial actions, stop production, or close the facility, which would disrupt the manufacturing process and limit our supply of Lisuride Subcutaneous. As a result, we would likely be forced to curtail our clinical trials for this product candidate or, if this were to occur after we receive approval to market Lisuride Subcutaneous, it could interrupt our product sales, either of which would have a material adverse impact on our results of operations.
RISKS RELATED TO OUR FINANCIAL RESULTS AND NEED FOR ADDITIONAL FINANCING
We are at an early stage of development as a company and we do not have, and may never have, any products that generate significant revenues.
We are at an early stage of development as a specialty pharmaceutical company. Other than very limited sales of Nitoman in Canada, we do not have any products approved by a regulatory agency that generate revenues. While we intend to submit an NDA for tetrabenazine in the near future, we cannot be certain whether it will be approved for marketing in the United States. The remainder of our existing product candidates will require extensive additional clinical evaluation, regulatory review, significant marketing efforts and substantial investment before they could possibly provide us with any revenues. Our efforts may not lead to commercially successful products, for a number of reasons, including:

--	our product candidates may not prove in clinical trials to be safe and effective or to provide significant advantages over other therapies;

--	we may not be able to obtain regulatory approvals for our product candidates or approvals may be for fewer indications than we seek or contain risk information that limits our ability to market the product;

--	we may not have adequate financial or other resources to complete the development and commercialization of our product candidates;

--	any products that are approved may not be accepted in the marketplace; or

--	even after a product is approved, it may be withdrawn for a number of reasons, including negative post-approval experiences with the product.
As a result, we may not be able to market any of our product candidates for a number of years, if at all. If we are unable to develop, receive approval for, and successfully commercialize any of our product candidates, we will be unable to generate significant revenues. If our development programs are delayed, we may have to raise additional capital sooner, or in greater amounts, than we currently anticipate, or we may be forced to reduce or cease our operations.
We have incurred losses since our inception and expect to incur significant losses for the foreseeable future; we may never reach profitability.
We have experienced significant operating losses since our inception in 2002. At December 31, 2004, we had an accumulated deficit of $(32.1) million. For the years ended December 31, 2004 and 2003, and the period from inception through December 31, 2002, we had net losses of $(20.0) million, $(10.5) million and $(1.5) million, respectively. Revenues from the commercial sales of our only

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approved product, Nitoman in Canada, were $0.5 million in 2004, and we will not achieve profitability from the sales of this product alone. To date, we have funded our operations principally from the sale of our equity securities. We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

--	prepare to launch our lead product candidate, tetrabenazine, in the United States for the treatment of chorea associated with Huntington’s disease;

--	conduct clinical trials of lisuride, D-Serine and PPI-03306, and of tetrabenazine for additional indications;

--	conduct preclinical studies on existing and new product candidates;

--	make milestone payments to our licensors;

--	seek regulatory approvals for our product candidates;

--	hire additional clinical, scientific, management and sales and marketing personnel;

--	add operational, financial and management information systems and personnel; and

--	identify additional compounds or product candidates and in-license rights from third parties to those compounds or product candidates.
To become profitable, we, either alone or with our collaborators, must successfully develop and market our current product candidates, and continue to identify, develop, acquire, and market other new product candidates. We may never have any significant revenues or become profitable.
If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our current and future product candidates.
Our operations have consumed substantial amounts of cash since inception. To date, our sources of cash have been primarily limited to the private sale of our equity securities. We expect to continue to spend substantial amounts on in-licensing and development, including amounts spent on conducting clinical trials of lisuride, D-Serine, and PPI-03306, and of tetrabenazine for additional indications, and manufacturing clinical supplies. We expect that the net proceeds from this offering, together with our existing capital resources, will be sufficient to fund our operations for at least the next       months. We believe that these resources will fund our operations through the anticipated launch of tetrabenazine in the United States, if we receive approval of our initial NDA submission when expected. We will be required to raise additional capital to complete the development and commercialization of our other current product candidates as well as to acquire and develop any future product candidates that we may seek to develop. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our product candidate development programs or forego plans to acquire or in-license additional product candidates. We also may be required to:

--	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available;

--	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves, on terms that are less favorable than might otherwise be available; and

--	relinquish rights to tetrabenazine, because our contracts for rights to tetrabenazine require us to maintain sufficient capital to diligently market it in the United States and Canada.

Risk factors

We may face fluctuations in operating results.
Revenues from the sales of our potential products may not occur for at least several years, if at all. As a result, we may experience fluctuations in our operating results from quarter to quarter and continue to generate losses. Our operating results may rise or fall significantly as a result of many factors, including:

--	the amount of in-licensing and product development we engage in;

--	the number of product candidates we have and their progress in clinical trials;

--	the payment of non-recurring milestone payments upon the achievement of developmental milestones;

--	the incurrence of significant expenses in connection with, or in anticipation of, new product launches;

--	the expansion of our facilities to support our operations;

--	entering into new, and maintaining existing, collaborative relationships;

--	the scope, duration and effectiveness of our collaborative arrangements;

--	changes in government regulation; and

--	the release of successful products into the market by our competitors.
As a result, quarterly comparisons of our financial results may not necessarily be meaningful, and investors should not rely upon such results as an indication of our future performance. In addition, investors may react adversely if our reported operating results are less favorable than in a prior period or are less favorable than those anticipated by investors or the financial community, which may result in a significant decline in our stock price.
Currency fluctuations may negatively affect our financial condition.
We sell Nitoman in Canada and also expect to commercialize other products outside the United States and, as a result, our business is affected by fluctuations in foreign exchange rates between the United States dollar and the Canadian dollar and is expected to be affected by exchange rates with other foreign currencies. Although the majority of our expenses in connection with this program are denominated in United States dollars, substantially all of our revenues are currently denominated in Canadian dollars and our supply contract for Nitoman with Cambridge is priced in Canadian dollars. Our reporting currency is the United States dollar and, as a result, financial positions are translated into United States dollars at the applicable foreign exchange rates. Therefore, increases in the value of the United States dollar compared to the Canadian dollar could have a material adverse effect on our results of operations, financial condition and cash flows.
In addition, we have conducted a number of clinical trials in the European Union, and in the future we expect to continue to conduct clinical trials outside of the United States. The expenses that we incur in connection with these clinical trials, including manufacturing costs, are generally denominated in the currencies of the countries in which we conduct the trials, exposing us to cost increases if the United States dollar declines in value compared to these currencies. We currently do not have hedging strategies or agreements in place and, as a result, as exchange rates fluctuate, such fluctuations may adversely affect our results of operations.

Risk factors

RISKS RELATED TO OUR DEPENDENCE ON OTHER PARTIES FOR MANUFACTURING AND CLINICAL RESEARCH ACTIVITIES
Since we will rely on contract manufacturers, we may be unable to control the availability or cost of producing our products.
We do not currently own or operate manufacturing facilities nor do we have experience in manufacturing pharmaceutical products. We rely and expect to continue to rely on outside parties to produce all clinical and commercial quantities of our product candidates. There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with cGMP and at an acceptable cost.
Furthermore, our contract manufacturers may encounter manufacturing or quality control problems or may be unable to obtain or maintain the necessary governmental licenses and approvals to manufacture our product candidates or may be unable to properly manufacture our products. Any such failure could delay or prevent us from receiving regulatory approvals and marketing our products or, if we are already marketing the product at the time of such failure, may cause an interruption in supply. Our dependence on outside parties may reduce our profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis.
We currently have only one manufacturer for each product or product candidate and, therefore, we may face interruptions or shortages in supply.
Relying on a sole manufacturing source for the supply of our product candidates and commercial products exposes us to the risk that we may have to find a replacement manufacturing source on little or no advance notice. Establishing a replacement source for any of our products could require a long lead time and significant additional expense. Additionally, we may face liability for our failure to maintain continuous supply of our products to the market. We would need to establish new relationships with different contract manufacturers for our products. We may not be able to contract for manufacturing capabilities on acceptable terms, if at all.
If our sole manufacturer of a product experiences cGMP or other problems (including earthquake, fire, natural disaster, contamination or other interruption or impairment of a facility’s operations), our product supply could be interrupted for a significant period of time, which would likely have a material adverse effect on our business.
For tetrabenazine, we will be required to purchase minimum amounts of tetrabenazine exclusively from Cambridge, subject to certain limited rights to establish and maintain a second source supplier through Cambridge under certain circumstances. Cambridge may discontinue supply of tetrabenazine upon no less than six months prior notice if it no longer is commercially practical for Cambridge to supply tetrabenazine. We currently maintain a six month supply, based on our expected Canadian sales, of Nitoman tablets in inventory for the Canadian market. If tetrabenazine is approved for commercialization in the United States, we intend to maintain a three month supply of tetrabenazine tablets for United States distribution based on expected sales. If we lose supply from Cambridge, we would be required to identify a new manufacturer, reach agreement with the new manufacturer as to supply terms, establish the process for making tetrabenazine by the new manufacturer, and receive regulatory approval from the FDA and the Canadian regulatory authority, Health Canada, to market quantities of tetrabenazine produced by the new manufacturer. These steps would likely take more than six months to complete, or we may not be able to complete them at all, in which case our supply and commercial sales of tetrabenazine may be interrupted or cease altogether, which would have a material adverse effect on our results of operations.

Risk factors

Our contract manufacturers and their manufacturing facilities and processes are subject to regulatory oversight and approval, which may delay or disrupt our development and commercialization efforts.
Contract manufacturers of our product candidates or products must ensure that all of the processes, methods and equipment are compliant with cGMP on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance by contract manufacturers with cGMP requires record keeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities are subject to inspection by the appropriate regulatory agency at any time. If an inspection by regulatory authorities indicates that there are deficiencies, contract manufacturers may be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the supplies of our products or product candidates. If they fail to comply with these requirements, we also may be required to curtail the clinical trials of our product candidates, and may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them.
Due to our reliance on contract research organizations or other unaffiliated parties to perform product development services, we are unable to directly control the timing, conduct and expense of our product development efforts.
We rely primarily on outside parties, including contract research organizations and outside consultants to manage, monitor and conduct our toxicology studies, clinical trials and other development services. As a result, we have had and will continue to have less control over the conduct of the toxicology studies and clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Our reliance on these outside parties may result in delays in completing, or in failing to complete, these trials, or a failure to obtain usable or reliable data from these trials, if they fail to perform with the speed and competency we expect. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. If these outside parties fail to comply with required standards associated with clinical trials, we could be required to redesign and/or repeat certain clinical trials. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials. Contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in a timely or acceptable manner and at an acceptable cost. Delays associated with our clinical trials would be costly and would prevent us from meeting our anticipated development or commercialization timelines, which could cause the price of our shares to decline substantially.
RISKS RELATED TO OUR INTELLECTUAL PROPERTY
Tetrabenazine is not protected by any patents, and the rest of our current product candidates only have limited patent protection. We may not be able to obtain and maintain orphan drug or Hatch-Waxman Act exclusivity for tetrabenazine and other product candidates, and any market exclusivity, if obtained, would only afford us limited protection.
Regulatory authorities in some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. Because tetrabenazine has no patent

Risk factors

protection and the remainder of our product candidates have limited patent protection, in most cases limited to particular uses or formulations, we do not intend to rely primarily on patent protection for them. Therefore, we will seek to rely on orphan drug exclusivity as a primary method of achieving market exclusivity in the United States for product candidates that address small patient populations. We will also seek regulatory exclusivity under the Hatch-Waxman Act.
A product that has orphan drug designation and is the first to receive FDA approval for the designated indication is entitled, subject to certain limited exceptions, to market exclusivity for that indication in the United States for seven years with respect to other products containing the same active pharmaceutical ingredient. If we are not first to receive FDA approval for our orphan drug indication, we would generally be prevented from having our product candidate approved for that orphan drug indication for up to seven years. In addition, even if we are first to obtain approval for our orphan drug indication, orphan drug exclusivity may not prevent other market entrants. The FDA may approve a competitor’s clinically superior version of our orphan-designated drug for that indication or from approving the same drug for a different indication. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same indication. In addition, clinicians may choose to use products that have been approved for other indications to treat the orphan indication.
Moreover, even if we receive orphan drug exclusive marketing rights, these rights may be lost if the FDA later determines that our request for orphan drug designation was materially defective, or if we are unable to assure sufficient quantity of the drug. Furthermore, if a competitive product that contains the same active pharmaceutical ingredient as our product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. Also, our product candidates might not be entitled to orphan drug exclusivity if we were to obtain FDA approval for a disease indication affecting a patient population of more than 200,000. Therefore, we cannot assure you as to the precise scope of protection that may be afforded by tetrabenazine’s orphan drug designation for Huntington’s disease and for moderate to severe tardive dyskinesia or, if received, the orphan drug designations of tetrabenazine for additional indications or of any of our other product candidates. If we do not successfully obtain and retain orphan drug exclusivity, the revenue potential for our product candidates would be severely adversely impacted.
Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, our products may be eligible for a limited period of protection from generic competition. If granted by the FDA, any Hatch-Waxman exclusivity will run concurrently with any other Hatch-Waxman exclusivity and any orphan drug exclusivity that may be granted for the drug. Our competitors will be free during any period of statutory exclusivity to develop the data necessary either to file an abbreviated new drug application, or ANDA, or to conduct studies in support of a complete NDA submission during our period of market exclusivity. If we are not the first to obtain approval of a product candidate, then exclusivity awarded to our competitor could delay or prevent us from having our product candidate approved. If we do not successfully obtain and retain marketing exclusivity under the Hatch-Waxman Act or orphan drug exclusivity, the revenue potential for our product candidates would be severely adversely affected.
We rely extensively on compounds and technology licensed from outside parties and termination of any of those licenses would prevent us from marketing our product candidates.
We have obtained certain rights to develop and commercialize our product candidates and Nitoman through license and distribution agreements with outside parties. These agreements generally may be terminated by our counterparty if we materially breach any of our obligations under the agreement. These agreements generally require us to meet specified milestones, timely satisfy applicable marketing objectives, or show commercially reasonable diligence in the development and commercialization of the compounds or technology under the license. We may disagree with our licensors as to our obligations

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under the agreement or the interpretation of provisions in the agreement, and such disagreements could cause our licensors to seek to terminate our rights to the product or product candidate. If any of our agreements were terminated, we would lose the rights to the product or product candidate covered by the agreement, reducing our potential revenues and significantly harming our business.
Some of our agreements include termination rights allowing the other party to terminate in specific circumstances, even when we have not breached or failed to perform our obligations. For example, Cambridge has the right to terminate our United States and Canadian agreements for tetrabenazine under a potentially broad range of circumstances, including if:

--	we fail to use “reasonable commercial diligence” to develop and commercialize tetrabenazine;

--	we fail to purchase and sell certain forecasted minimum quantities of tetrabenazine for specified periods, which may extend beyond any period of market exclusivity, could potentially be higher than we believe we are able to meet, and may automatically increase substantially and repeatedly without our consent and as a result of factors outside of our control;

--	we fail to obtain “sufficient capital” to enable us to perform our obligations under the agreement prior to the first commercial sale of an approved tetrabenazine product in the United States, if ever; or

--	at any time during the 18 month period following a “change in control” of our company, Cambridge reasonably believes that the applicable product will not be given “sufficient priority” following the change in control.
Additionally, Cambridge may have the right to terminate our United States agreement if, prior to the completion of our development obligations under the development plan, we fail to retain Dr. Clarence-Smith as the person with primary responsibility for implementing such obligations, except in certain defined circumstances.
Under some of our license agreements, we may not be entitled to assign the agreement, or our rights under the agreement, if we are acquired. Therefore, the licenses could be terminated if we engage in certain business combinations or other transactions.
Certain of our agreements with our licensors are governed under laws of foreign countries, including our agreements with NeuroBiotec and Schering regarding lisuride, which are governed under German law and our agreements with Cambridge regarding tetrabenazine, which are governed under the laws of England. As a result, any licensing disputes that we may have with our licensors may not be resolved in the same manner as if these agreements were governed under United States law.
In addition, certain of our licensors secured rights to the licensed technology from one or more third parties and our licensed rights are subject to these underlying third party agreements. We are subject to such risks with tetrabenazine and lisuride, where we do not have the right to continue our rights to the applicable technology and/or intellectual property if our licensor’s agreement with the third party is terminated. If these underlying agreements are terminated or modified, we will lose our rights to such products and product candidates and our potential revenues will be substantially reduced. We may not be able to receive rights on satisfactory terms directly from the applicable third party for the product candidate or product and we may lose the rights to such product candidate or product. Also, if we are able to secure rights from the applicable third party, but only on less favorable terms than those we currently have for the applicable product or product candidate, our anticipated profit margins on the product or product candidate would be reduced. We are also subject to risks if NeuroBiotec decides to no longer pursue, maintain or defend the intellectual property rights it received from Schering, in which case we could lose our right to the technology and/or intellectual property, including new and supplementary applications developed independently using the intellectual property received from

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Schering. Some of our agreements include provisions that convert our exclusive license into a non-exclusive license. For example, NeuroBiotec has the right to convert our exclusive right to sell Lisuride Transdermal and Lisuride Subcutaneous, if we fail to “timely satisfy the applicable marketing objectives,” which marketing objectives are to be negotiated in the future.
The commercial success of our products will be dependent upon our ability to protect the intellectual property rights associated with certain of our product candidates.
Our competitive success will depend in part on our ability, or the ability of our licensors, to obtain and maintain patent protection for inventions, technologies and other intellectual property that we develop or in-license. The patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions, and we cannot guarantee that patents that we obtain or in-license will successfully preclude others from using technology that we rely upon. We could incur substantial costs in seeking enforcement of our proprietary rights against infringement.
We depend on our collaborators and other licensors to protect the intellectual property they have licensed to us. We may disagree with any of these licensors as to patent strategy or encounter other conflicts with them relating to the patent applications and patents. These licensors could fail to take a necessary step to protect our licensed intellectual property, which could seriously harm our intellectual property position and our ability to commercialize a product candidate.
We currently have in-licensed patents and pending patent applications that cover technology relating to certain of our in-licensed product candidates. Other product candidates, such as tetrabenazine, have no patent protection. We and our licensors plan to continue to apply for patents for the technologies that we rely upon. Patent applications that we own and that are licensed to us may not issue as patents in their current forms or at all, and any patent issued or licensed to us could be challenged, invalidated, circumvented or held unenforceable by way of an interference proceeding, litigation or other procedural challenge.
The timing of the grant of a patent cannot be predicted. Seeking to successfully prosecute patent applications describing and seeking patent protection of methods, compositions, or processes relating to proprietary inventions involving human therapeutics could require us or our licensors to generate data, which may involve substantial costs to us. Our pending patent applications or in-licensed patent applications may not result in the issuance of patents or may result in the issuance of patents with claims narrower than those sought in the application. Having a patent application on file does not indicate or guarantee that the named inventor was the first or true inventor of what is claimed in the application. There are many reasons that an application may not result in the issuance of a patent. Even if issued, patents we obtain or in-license may not be sufficiently broad to provide protection against competitors with similar technologies or products and may be challenged, invalidated, found to be unenforceable or circumvented.
In addition to patents, we rely on a combination of trade secrets, proprietary know-how, copyright and trademark laws, nondisclosure agreements, licenses and other contractual provisions and technical measures to maintain and develop our competitive position with respect to intellectual property. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. For example, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property and we may not have adequate remedies for the breach. Our trade secrets and proprietary know-how could become known through other unforeseen means.
We are seeking patent protection outside the United States for certain of our product candidates. Regardless of whether we are able to obtain and maintain patent protection outside the United States,

Risk factors

the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology or products. Our competitors may also develop similar products without infringing any of our intellectual property rights or design around our proprietary technologies.
Certain of our intellectual property may be subject to license grants back to our licensors, which could prevent us from exploiting associated technology and result in additional expense to us.
If we fail to obtain and maintain new product licenses and collaborative arrangements, our business will be harmed.
The success of our business is dependent, in significant part, upon our ability to enter into and maintain product licenses and collaboration agreements and to manage effectively the numerous issues that arise from such arrangements. Management of our relationships with these licensors has required and will require:

--	a significant amount of our management team’s time and effort;

--	effective allocation of our and our licensors’ and collaborators’ resources to multiple projects;

--	negotiation and execution of, and compliance with, agreements with licensors as to ownership and protection of proprietary rights, and development plans, including clinical trials or regulatory approval strategy;

--	effective resolution of disputes and interpretations of various provisions under our agreements; and

--	our hiring and retaining of management, scientific and other personnel.
If we are unable to obtain and maintain new product licenses and collaborative arrangements, our business will be harmed.
We are subject to a number of risks associated with in-licensing products under development.
Conducting product development and commercialization under a collaboration or license agreement subjects us to risks of not being able to control decisions and development as much as we might prefer. For example, Cambridge has the discretion to make many decisions regarding the development and commercialization of the tetrabenazine products in the United States and Canada. This may limit our ability to effectively manage and implement the development and marketing of products in those territories. Additionally, we do not have rights to develop improved, proprietary products (including new formulations of tetrabenazine) under the Cambridge agreements, which may hinder our ability to extend market exclusivity, if any, in a particular territory, broaden the therapeutic benefits of the tetrabenazine products, prevent our competitors from developing, manufacturing and marketing tetrabenazine products, and seek expanded revenue opportunities under the existing agreements.
Due to these factors and other possible disagreements with Cambridge, we may be delayed or prevented from developing or commercializing tetrabenazine. In addition, we may become involved in litigation or arbitration in order to establish or enforce our rights, which would likely be lengthy and expensive and would divert management time and attention and could result in our losing important rights under the relevant agreement. If any of these events occurs, it could have a material adverse effect on our stock price.

Risk factors

We may be accused of infringing the proprietary rights of others, which could impair our ability to successfully commercialize our product candidates.
Our success depends in part on operating without infringing the proprietary rights of others. It is possible that we may infringe intellectual property rights of others without being aware of the infringement. If another party believes that activities with our product or one of our product candidates infringes or misappropriates its patent, trade secrets or other proprietary rights, it may sue us even if we or our licensors have received patent protection that also relates to that product or product candidate. If another party claims that we are infringing or misappropriating its technology, we could face a number of issues, including the following:

--	defending a lawsuit, which is very expensive and time consuming, even if we ultimately prevail;

--	defending against an interference proceeding in the United States Patent and Trademark Office, which also can be very expensive and time consuming, regardless of the outcome;

--	an adverse decision in a lawsuit or in an interference proceeding resulting in the loss of some or all of our rights to our intellectual property, products or product candidates;

--	paying a large sum for damages, including possible punitive damages, if we are found to be infringing;

--	being prohibited from making, using, selling, offering for sale, or importing our product candidates or our products, if any, until we obtain a license from the infringed party. Such a license may not be granted to us at all or may not be granted on satisfactory terms, and, even if we are granted a license, we may have to pay substantial royalties or grant cross-licenses to our patents; and

--	redesigning the manufacturing methods or the use claims of our product candidates so that they do not infringe the other party’s proprietary rights if we are unable to obtain a license, which, even if possible, could require substantial additional capital, could necessitate additional regulatory approval, and could delay commercialization.
We are aware of one issued United States patent that contains claims covering subject matter that, if construed broadly, could affect our ability to develop, manufacture, and sell our D-Serine product candidate. In addition, we are aware of one issued United States patent that contains claims covering subject matter that, if construed broadly, could affect our ability to develop, manufacture, and sell our PPI-03306 product.
In addition, we are aware of issued United States patents having claims that cover certain transdermal lisuride formulations and/or the transdermal use of lisuride. We do not have licenses to these patents nor do we believe that a license to these patents is required to develop, commercialize or sell Lisuride Transdermal in the United States as presently formulated. However, if we change the formulation of Lisuride Transdermal to more than double the currently expected maximum delivered dose of lisuride, these patents could affect our ability to develop, commercialize and sell Lisuride Transdermal. The owners of these patents may initiate a lawsuit alleging infringement of one or more of these patents. If they do, we may not be successful in defending such suits. Additionally, our ability to develop, commercialize and sell Lisuride Transdermal could be materially adversely affected if the formulation of our product candidate changes with respect to its components, or if we fail to obtain rights to certain components of the present formulation of Lisuride Transdermal. Failure to obtain such rights on commercially reasonable terms could affect our ability to develop, commercialize and sell Lisuride Transdermal as presently formulated.

Risk factors

RISKS RELATED TO EMPLOYEES AND POTENTIAL GROWTH OF OUR BUSINESS
We are dependent on key personnel and we must attract and retain qualified employees, collaborators and consultants.
The success of our business is highly dependent on the principal members of our scientific and management staff, including Melvin Booth, our executive chairman, Kathleen Clarence-Smith, our chief executive officer, David Cory, our president and chief operating officer, Bill Washecka, our chief financial officer, Christopher O’Brien, our chief medical officer, and Benjamin Lewis, our vice president of regulatory affairs. In particular, all of the product candidates that we have in-licensed to date have been identified through Dr. Clarence-Smith’s contacts within the academic and scientific communities. The loss of the services of any of such personnel might seriously harm our product development and commercialization efforts. In addition, we will require additional skilled personnel in areas such as clinical development. Retaining and training personnel with the requisite skills is challenging and competitive, particularly in the Washington, DC area where we are located.
Our success will depend on our ability to attract and retain qualified employees to help identify, acquire and develop our potential products, execute our in-licensing and development strategy and market and sell our products. We have programs in place to retain personnel, including programs to create a positive work environment and competitive compensation packages. Because competition for employees in our field is intense, however, we may be unable to retain our existing personnel or attract additional qualified employees. Our success also depends on the continued availability of outside scientific collaborators, including collaborators at research institutions, to perform research and develop processes to advance and augment our product development efforts. Competition for these collaborators is intense. We also rely on services provided by outside consultants. Attracting and retaining qualified outside consultants is competitive and, generally, outside consultants can terminate their relationship with us at will. If we do not attract and retain qualified personnel, outside consultants and scientific collaborators, or if we experience turnover or difficulties recruiting new employees or outside consultants, our product candidate identification and development programs could be delayed and we could experience difficulties in generating sufficient revenue to maintain our business.
Our operations may be impaired unless we can successfully manage our growth.
We expect to continue to expand our product development, sales and marketing and administrative operations. Our net cash used in operating activities increased by $12.4 million during the year ended December 31, 2004, as compared to the year ended December 31, 2003, and we increased the number of employees from 21 on January 1, 2004 to 29 as of March 31, 2005. We plan to substantially increase our headcount by the end of 2005, which has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage further growth, we will be required to improve existing, and implement additional, operational and financial systems, procedures and controls and hire, train and manage additional employees. In attempting to do so, we will be subject to the risks that:

--	our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth;

--	our management may not be able to hire, train, retain, motivate and manage required personnel; or

--	our management may not be able to successfully identify, manage and exploit existing and potential market opportunities.
Our failure to manage growth effectively could limit our ability to achieve our product development and commercialization goals.

Risk factors

We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow our business and organization and to satisfy new reporting requirements.
As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We are currently upgrading our existing, and implementing additional, procedures and controls and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. Additionally, we are designing and implementing a new finance and accounting software system, in order to enhance our internal control over financial reporting, although there can be no guarantee that it will be successful in doing so. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2006. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of December 31, 2006, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.
RISKS RELATED TO THIS OFFERING
If our stock price is volatile, purchaser of our common stock could incur substantial losses.
The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

--	actual or anticipated results of our clinical trials;

--	delay in or failure to receive approval for the NDA covering our lead product candidate, tetrabenazine, or any actual or anticipated regulatory approvals of our other product candidates or of competing products;

--	changes in laws or regulations applicable to our products or product candidates;

--	changes in the expected or actual timing of our development programs;

--	actual or anticipated variations in quarterly operating results;

--	announcements of technological innovations by us, our collaborators or our competitors;

--	introduction or announcement of new product candidates or products by us or our competitors;

--	changes in financial estimates or recommendations by securities analysts;

--	failure to meet or exceed expected quarterly operating results;

--	conditions or trends in the biotechnology and pharmaceutical industries;

--	changes in the market valuations of similar companies;

--	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

--	additions or departures of key personnel;

--	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain market exclusivity for our products and product candidates;

--	termination or non-renewal of licensing agreements;

Risk factors

--	the loss of a collaborator;

--	developments concerning our collaborations;

--	trading volume of our common stock; and

--	sales or anticipated sales of our common stock by us or our stockholders.
In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, or a decline in an individual company’s stock price, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, regardless of its outcome.
Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over our operations.
Our executive officers, directors and principal stockholders, together with their affiliates, currently own more than 90% of our voting stock, including shares subject to outstanding options and warrants, and we expect that upon completion of this offering, that same group will continue to hold at least a majority of our outstanding voting stock. Accordingly, even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could limit the market value of our common stock.
Issuance of shares in connection with financing transactions or under stock plans and outstanding warrants will dilute current stockholders.
Pursuant to our 2003 Equity Incentive Plan, our management is authorized to grant stock options and stock awards to our employees, directors and consultants. As of March 31, 2005, we had an aggregate of 12,500,000 shares of our common stock reserved for issuance under our 2003 Equity Incentive Plan, of which 9,065,500 shares are issuable on the exercise of outstanding but unexercised option grants and 2,756,492 shares remain available for future grant. Effective as of the closing of this offering, our 2003 Equity Incentive Plan will be amended and restated in its entirety, and the aggregate share reserve under the amended and restated plan will be increased to                      shares of our common stock. Additionally, awards may be made in the form of stock appreciation rights and restricted stock units under the amended and restated plan, as well as stock options and outright stock grants. Effective as of the closing of this offering, we will also adopt a 2005 Non-Employee Directors’ Stock Plan, under which we will reserve additional shares of our common stock for issuance to our non-employee directors. In addition, as of March 31, 2005 we also had warrants outstanding to purchase an aggregate of 1,412,455 shares of our common stock. These warrants will terminate as of the closing of this offering, unless exercised prior to that time. Current stockholders will incur dilution upon exercise of any outstanding stock options or warrants.
In addition, we will need to raise significant additional capital to finance the in-licensing and clinical development of our product candidates. If we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

Risk factors

Future sales or anticipated sales of currently restricted shares could cause the market price of our common stock to decrease significantly, even if our business is performing well.
Our current stockholders hold a substantial number of shares of common stock that they will be able to sell in the future. Sales of a significant number of shares of our common stock, or the perception that these sales could occur, particularly by affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities.
After this offering,                      shares of common stock will be outstanding based on the number of shares outstanding as of March 31, 2005. This includes the                      shares that we are selling in this offering. The remaining                      shares, or approximately                     % of the shares to be outstanding after this offering, are currently restricted as a result of securities laws or lock-up agreements. However, the underwriters can waive the provisions of the lock-up agreements and allow the stockholders bound by the lock-up agreements to sell their shares at any time, subject to applicable securities laws. Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

Number of shares
Date	eligible for sale	Comment

Immediately		Shares sold in this offering
180 days after date of this prospectus		Lock-up released; shares eligible for sale under Rules 144 and 701.
Thereafter		Restricted securities held for one year or less.
The lock-up agreements may be extended in certain circumstances. See “Shares eligible for future sale—Lock-up agreements” for further information.
Holders of approximately                      shares of common stock will have rights after this offering, subject to some conditions, to require us to file registration statements under the Securities Act of 1933, as amended, or the Securities Act, covering their shares or to include their shares in registration statements that we may file under the Securities Act for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee or director equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements discussed above.
We have implemented anti-takeover provisions that could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders.
Certain provisions of our certificate of incorporation and bylaws that will become effective upon completion of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

--	establish a classified board of directors so that not all members of our board may be elected at one time;

--	authorize the issuance of up to 10,000,000 shares of preferred stock that could be issued by our board of directors without stockholder approval to increase the number of outstanding shares and hinder a takeover attempt;

--	limit who may call a special meeting of stockholders;

Risk factors

--	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

--	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholder meeting.
We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent a Delaware corporation from engaging in a merger or sale of more than 10 percent of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15 percent or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15 percent or more of the corporation’s stock unless:

--	the board of directors approved the transaction where the stockholder acquired 15 percent or more of the corporation’s stock;

--	after the transaction in which the stockholder acquired 15 percent or more of the corporation’s stock, the stockholder owned at least 85 percent of the corporation’s outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

--	on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.
The provisions of our governing documents and current Delaware law may, collectively:

--	lengthen the time required for a person or entity to acquire control of us through a proxy contest for the election of a majority of our board of directors;

--	discourage bids for our common stock at a premium over market price; and

--	generally deter efforts to obtain control of us.

Special note regarding forward-looking statements
This prospectus, including the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

--	the expected progress of clinical trials and other development activities involving our product candidates;

--	the progress of our research and development programs;

--	the in-licensing of additional product candidates;

--	the benefits to be derived from relationships with our current and future collaborators;

--	the timing of regulatory filings and the expected receipt of regulatory approvals;

--	the expected mechanism of action and the underlying safety and efficacy of our product candidates in humans;

--	our competitors;

--	the expected benefits of our product candidates over existing therapies;

--	the timing of, and ability to obtain, reimbursement of our product candidates;

--	our estimates of future revenues and profitability; and

--	our estimates regarding our capital requirements and our need for additional financing.
Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.
These risk factors include:

--	the risk that the FDA may not approve tetrabenazine for the treatment of chorea associated with Huntington’s disease on the schedule we anticipate or at all;

--	the risk that the FDA may not clear one or more of our INDs to permit us to begin clinical trials on one or more of our other product candidates in the United States;

--	the risk that we may be not be able to protect our competitive position due to the limited patent protection on most of our product candidates;

Special note regarding forward-looking statements

--	the risk that we may fail to obtain additional financing, or that we may be unable to raise additional financing on acceptable terms;

--	the risk that the FDA may not approve our product candidates in the time frames we announce and expect;

--	the risk that we may not be able to identify and acquire rights to new product candidates;

--	the risk that we may not find, or enter into agreements with, development and commercialization collaborators for our product candidates that address very large markets;

--	the risk that our clinical trials may not yield results that will enable us to obtain regulatory approval for our product candidates;

--	the risk that our products may not be accepted in the marketplace;

--	the risk that our current and potential competitors may commercialize drugs that address the indications that our product candidates target; and

--	the risk that we may not be able to obtain favorable reimbursement from third party payors.
You should read this prospectus and the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where you can find additional information.”

Use of proceeds
We estimate that the net proceeds to us from the sale of the       shares of common stock we are offering will be approximately $                    , assuming an initial public offering price of $      per share, the mid point of the estimated price range on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $                    .
We anticipate using the net proceeds from this offering as follows:

--	approximately $ million to fund the completion of the development and commercial launch in the United States of tetrabenazine for the treatment of chorea associated with Huntington’s disease, and our planned Phase III clinical trial of tetrabenazine for the treatment of tardive dyskinesia;

--	approximately $ million to fund our planned Phase III clinical trials for the use of Lisuride Subcutaneous and Lisuride Transdermal to treat Parkinson’s disease;

--	approximately $ million to fund our planned Phase III clinical trial for the use of Lisuride Transdermal to treat Restless Legs Syndrome;

--	approximately $ million to fund our planned Phase I and Phase IIb clinical trials for the use of D-Serine to treat schizophrenia; and

--	approximately $ million to fund our ongoing development program in Europe to evaluate whether PPI-03306 is effective for the treatment of sleep apnea.
We expect to use the balance of the net proceeds, together with our available cash resources, for working capital and general corporate purposes, including capital expenditures. We may also use a portion of our available cash resources to acquire rights to additional product candidates through license or collaborative agreements. However, we have no understandings, commitments or agreements to enter into any licensing or collaborative agreements at this time. We expect that the net proceeds of this offering, together with our available cash resources, will be sufficient to support our operations for at least the next       months.
As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress and results of our development and commercialization efforts, the progress of our clinical trials, and our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above as a result of contingencies such as the progress and results of our clinical trials and our development activities, the results of our commercialization efforts and competitive developments.
We expect to require additional financing to complete development of our current product candidates and to acquire and develop future product candidates, as well as to fund our capital expenditures and operating losses in the future. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.
Dividend policy
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments, and such other factors as the board of directors deems relevant.

Capitalization
The following table sets forth our capitalization as of December 31, 2004, presented:

--	on an actual basis;

--	on a pro forma basis to give effect to the conversion of all 50,579,299 shares of our preferred stock outstanding as of December 31, 2004 into 50,579,299 shares of our common stock, which will become effective at the closing of this offering; and

--	on a pro forma as adjusted basis to further reflect the sale of shares of our common stock we are offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable to us.

	As of December 31, 2004

			Pro forma
	Actual	Pro forma	as adjusted

	(in thousands, except share and per
	share data)
Capital lease obligations, less current portion	$15	$15
Series A-1 redeemable convertible preferred stock; $0.001 par value; 10,065,999 shares authorized; 10,065,999 shares issued and outstanding on an actual basis and no shares issued and outstanding on a pro forma and pro forma as adjusted basis	8,246	—
Series A-2 redeemable convertible preferred stock; $0.001 par value; 13,030,570 shares authorized; 13,030,570 shares issued and outstanding on an actual basis and no shares issued and outstanding on a pro forma and pro forma as adjusted basis	14,164	—
Series B redeemable convertible preferred stock; $0.001 par value; 27,482,730 shares authorized; 27,482,730 shares issued and outstanding on an actual basis and no shares issued and outstanding on a pro forma and pro forma as adjusted basis	37,164	—
Stockholders’ equity (deficit):
Common stock; $0.001 par value; 80,000,000 shares authorized on an actual and pro forma basis, and 100,000,000 shares authorized on a pro forma as adjusted basis; 11,861,680 shares issued and outstanding on an actual basis, 62,440,979 shares issued and outstanding on a pro forma basis and shares issued and outstanding on a pro forma as adjusted basis	12	62

Capitalization

	As of December 31, 2004

			Pro forma
	Actual	Pro forma	as adjusted

	(in thousands, except share and per
	share data)
Additional paid-in capital	3,034	62,558
Note receivable from officer(1)	(49)	(49)
Other comprehensive loss	(4)	(4)
Accumulated deficit	(32,128)	(32,128)

Total stockholders’ equity (deficit)	(29,135)	30,439

Total capitalization	$30,454	$30,454

(1)	This note was issued in connection with the purchase of our common stock in December 2002. The note receivable from officer, together with all accumulated interest thereon, was repaid in full as of March 31, 2005.
The table above should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This table is based on 11,861,680 shares of our common stock outstanding as of December 31, 2004 and excludes:

--	9,495,958 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2004, with a weighted average exercise price of $0.28 per share, of which options to purchase 2,590,486 shares were exercisable as of that date, with a weighted average exercise price of $0.20 per share;

--	131,042 shares of our common stock, representing the unvested portion of stock options that had been exercised pursuant to early exercise provisions, with a weighted average exercise price of $0.20 per share;

--	1,970,067 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2004, with a weighted average exercise price of $0.16 per share, all of which expire at the closing of this offering if unexercised; and

--	2,538,533 shares of our common stock reserved for future issuance under our 2003 Equity Incentive Plan as of December 31, 2004.

Dilution
If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
As of December 31, 2004, we had a net tangible book value of $(29.1) million, or $(2.46) per share of common stock, not taking into account the conversion of our outstanding preferred stock into common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock.
After giving effect to the conversion of all of our preferred stock and the sale of                      shares of common stock offered by this prospectus at an assumed initial public offering price of $           per share, the midpoint of the expected price range shown on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2004 would have been approximately $                     million, or approximately $           per pro forma share of common stock. This represents an immediate dilution of $           per share to new investors in this offering. If the initial public offering price is higher or lower than $           per share, the dilution to new stockholders will be higher or lower, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2004	$(2.46)
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock outstanding at December 31, 2004	0.49
Pro forma increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors		$

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to         per share, representing an increase to existing holders of         per share, and there will be immediate dilution of         per share to new investors.
The following table summarizes, on a pro forma as adjusted basis as of December 31, 2004, the differences between existing stockholders and new investors with respect to:

--	the number of shares of common stock purchased from us, assuming the conversion of all outstanding shares of preferred stock into common stock;

--	the total consideration paid to us; and

--	the average price per share investors pay when they buy common stock in this offering, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

The calculation in this table with respect to shares to be purchased by new investors in this offering reflects an assumed initial public offering price of $           per share.

	Shares purchased			Total consideration
								Average price
	Number	Percent		Amount		Percent		per share

Existing stockholders	62,440,979		%		$61,825,235		%	$0.99
New investors

Total		100.0%		$		100.0%

The foregoing discussion and tables assume no exercise of the underwriters’ over-allotment option or of any outstanding stock options or warrants after December 31, 2004.
If the underwriters exercise their over-allotment option in full, the following will occur:

--	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering; and

--	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to , or approximately % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.
The tables and calculations above are based on 11,861,680 shares of our common stock outstanding as of December 31, 2004 and exclude:

--	9,495,958 shares of our common stock issuable upon exercise of options outstanding as of December 31, 2004, with a weighted average exercise price of $0.28 per share, of which options to purchase 2,590,486 shares were exercisable as of that date, with a weighted average exercise price of $0.20 per share;

--	131,042 shares of our common stock, representing the unvested portion of stock options that had been exercised pursuant to early exercise provisions as of December 31, 2004, with a weighted average exercise price of $0.20 per share;

--	1,970,067 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2004, with a weighted average exercise price of $0.16 per share, all of which expire at the closing of this offering if unexercised; and

--	2,538,533 shares of our common stock reserved for future issuance under our 2003 Equity Incentive Plan as of December 31, 2004.
If all of our outstanding options and warrants as of December 31, 2004 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $           per share, representing an increase to existing holders of $           per share, and there will be an immediate dilution of $           per share to new investors.

Selected consolidated financial data
We were formed on November 1, 2002 and commenced operations on December 13, 2002 after executing an Asset Purchase and Subscription Agreement with Prestwick Scientific Capital, Inc. The selected consolidated financial data table sets forth certain financial data of Prestwick Scientific Capital, Inc., which includes expenses incurred prior to our inception and directly attributable to the assets that we acquired. The selected consolidated financial data table sets forth Prestwick Scientific Capital, Inc.’s “Statement of direct operating expenses data related to certain assets of Prestwick Scientific Capital, Inc.” for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 through October 31, 2002 and sets forth our “Consolidated statement of operations data” and “Consolidated balance sheet data” as of December 31, 2003 and 2004 and for the period from November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004. The “Statement of direct operating expenses data related to certain assets of Prestwick Scientific Capital, Inc.” for the period from January 1, 2002 through October 31, 2002 and our “Consolidated statement of operations data” and “Consolidated balance sheet data” as of December 31, 2003 and 2004 and for the period from November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 are derived from audited financial statements included elsewhere in this prospectus. The “Statement of direct operating expenses data related to certain assets of Prestwick Scientific Capital, Inc.” for the years ended December 31, 2000 and 2001 are derived from unaudited financial statements not included in this prospectus. The following selected consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” our consolidated financial statements, and the statement of direct operating expenses data related to certain assets of Prestwick Scientific Capital, Inc. and the related notes appearing elsewhere in this prospectus.

Selected consolidated financial data

	Prestwick Scientific Capital, Inc.(1)			Prestwick Pharmaceuticals, Inc.
Statement of direct
operating expenses data				For the period
related to certain assets of				November 1,
Prestwick Scientific Capital,	(unaudited)		For the period	2002
Inc.; and consolidated	Year ended		January 1,	(inception)	Year ended
statement of operations	December 31,		2002 through	through	December 31,
data of Prestwick			October 31,	December 31,
Pharmaceuticals, Inc.:	2000	2001	2002	2002	2003	2004

	(in thousands)			(in thousands, except share and per share data)
Net revenues	$—	$—	$—	$—	$—	$530
Operating expenses:
Cost of revenues	—	—	—	—	—	541
Research and development	83	207	380	247	6,971	11,679
Acquired in-process research and development	—	—	—	1,061	—	—
Sales and marketing	—	—	—	8	1,197	2,618
General and administrative	23	23	48	214	2,379	4,402

Total operating expenses	106	230	428	1,530	10,547	19,240

Loss from operations	(106)	(230)	(428)	(1,530)	(10,547)	(18,710)
Other income (expense)	—	—	—	(13)	4	(1,331)

Net loss	$(106)	$(230)	$(428)	(1,543)	(10,543)	(20,041)

Accretion of redeemable convertible preferred stock to redemptive value				—	(816)	(2,311)

Net loss attributable to common stockholders				$(1,543)	$(11,359)	$(22,352)

Net loss per common share, basic and diluted:
Historical				$(4.63)	$(1.57)	$(2.81)

Pro forma (unaudited)(2)				$—	$—	$(0.60)

Shares used to compute basic and diluted net loss per common share:
Historical				333,562	7,250,000	7,958,668

Pro forma (unaudited)(2)				—	—	33,345,465

(1)	Consolidated financial data for the period from November 1, 2002 (our inception) through December 31, 2004 reflect the fair value of assets purchased in connection with the Asset Purchase Agreement executed on December 13, 2002. The comparability of the operating results for the periods presented is affected by the purchase accounting of assets acquired. The Statement of direct operating expenses data related to certain assets of Prestwick Scientific Capital, Inc. for the pre-acquisition periods prior to October 31, 2002 include expenses directly attributable to the assets we acquired and is presented for the periods prior to October 31, 2002 for comparative purposes.

We have not presented balance sheet data of Prestwick Scientific Capital as of December 31, 2000 and 2001, as we believe that the balance sheet data would be meaningless. Prestwick Scientific Capital had not consummated any debt or equity financings to further the development and commercialization of the licensed product candidates and had not recorded any assets in

Selected consolidated financial data

connection with the product candidates sold to us. Prestwick Scientific Capital, Inc. had held the rights to licensed product candidates and had incurred legal costs related to patents, but had not engaged in any material development activities with respect to those product candidates.

(2)	The pro forma net loss per common share and the shares used in computing pro forma net loss per common share reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of January 1, 2004, or the issuance date, whichever is later. Immediately prior to the closing of our initial public offering, all of our then outstanding shares of preferred stock will automatically convert into 50,579,299 shares of common stock.

	As of December 31,
Consolidated balance sheet data of
Prestwick Pharmaceuticals, Inc.:	2002	2003	2004

	(in thousands)
Cash and cash equivalents	$1,997	$15,048	$30,924
Working capital	1,721	12,270	30,047
Total assets	2,021	15,293	32,850
Convertible promissory notes(1)	1,960	—	—
Other long-term liabilities	—	21	15
Redeemable convertible preferred stock	—	23,696	59,574
Accumulated deficit	(1,543)	(12,087)	(32,128)
Total stockholders’ equity (deficit)	(162)	(11,312)	(29,135)

(1)	On February 26, 2003, the convertible notes and accrued interest thereon were converted into 2,004,861 shares of common stock.

Management’s discussion and analysis of financial condition
and results of operations
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.
OVERVIEW
We are a product-focused specialty pharmaceutical company engaged in the development and commercialization of small molecule drugs with high commercial potential and relatively low development risk that target chronic diseases of the central nervous system, or CNS. Our strategy is to identify, acquire, develop and commercialize product candidates that address CNS disorders with significant unmet medical need. We also intend to develop and market both new and enhanced delivery forms and additional therapeutic applications of some of our product candidates to increase their commercial potential. To date, we have in-licensed rights relating to five product candidates, one of which, tetrabenazine, we currently market in Canada and expect to receive approval to market in the United States. Based on our fast track designation, we could receive FDA approval to market tetrabenazine in the United States as early as the first quarter of 2006.
We were formed on November 1, 2002 and commenced operations in December 2002 upon executing an asset purchase and subscription agreement with Prestwick Scientific Capital, Inc., and its parent company, Prestwick Companies, Inc. Pursuant to the asset purchase agreement, we acquired the rights, title and interest in three product candidates related to CNS disorders, assumed rights and obligations under three license agreements and two foreign patent applications, and acquired trademarks related to licensed product candidates, all in exchange for 6,000,000 shares of our common stock. Since beginning operations, we have in-licensed rights to two additional product candidates for the treatment of CNS disorders.
For the period from January 1, 2002 to October 31, 2002, we have presented a statement of direct operating expenses of Prestwick Scientific Capital, which specifically includes expenses directly attributable to the licensed product candidates that we acquired pursuant to the asset purchase agreement. This statement of direct operating expenses is presented only for comparative purposes and is not necessarily indicative of the expenses that would have been incurred if these assets had been acquired and held by a stand-alone business during the periods presented.
Since our inception, we have incurred significant losses and, as of December 31, 2004, we had an accumulated deficit of $(32.1) million. We have not yet achieved profitability and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our research and development, sales and marketing and general and administrative expenses will continue to grow and, as a result, we will need to generate significant net revenues to achieve profitability.
In April 2004, we entered into an agreement with Cambridge Laboratories Limited, or Cambridge, under which we received exclusive rights to import, distribute and market tetrabenazine tablets, under the brand name Nitoman, in Canada. We re-launched Nitoman in Canada during September 2004. While sales of Nitoman to date have been modest, acquiring commercial rights to this product in Canada has offered us the opportunity to build our sales and marketing infrastructure and gain additional expertise in the hyperkinetic movement disorder market in advance of our anticipated

Management’s discussion and analysis of financial condition and results of operations

United States launch of tetrabenazine. We expect to submit an NDA to the FDA in the second quarter of 2005 for the indication of chorea associated with Huntington’s disease. The FDA has granted tetrabenazine fast track designation for chorea associated with Huntington’s disease and, based on our fast track designation, we could receive FDA approval to market this product in the United States as early as the first quarter of 2006, but approval may be delayed or not received.
In 2004, we sold Nitoman at a sales price equivalent to our cost of the product. The cost of the product is based on the per unit cost plus shipping costs and a warehouse and inventory handling fee. We have recently announced a pricing increase for Nitoman in Canada in an effort to increase revenues from Nitoman. However, this price increase, or future anticipated price increases, may not be successful. We may only be able to realize a price increase on Nitoman in those provinces of Canada whose government agrees to the increase. To date, the province of Alberta has approved the price increase. However, one province, Quebec, has refused to implement newly announced price increases on pharmaceuticals, and other provinces may refuse to do so as well. As a result, we believe that this initiative in Canada could lead to only modest increases in revenue from Nitoman from our recently announced price increase.
Under our Canadian agreement with Cambridge, we are required to meet certain minimum order and sales quantities over the term of the agreement. In the first year of the contract, we are obligated to pay a pre-specified price per unit for a specified threshold of units, and for quantities in excess of that threshold, we are charged the greater of 50% of the pre-specified price per unit or 50% of net sales per unit. A lower threshold applies to all subsequent years. As of December 31, 2004, we had purchased $1.7 million of inventory, which exceeded our minimum order quantity for the first year of the contract, which began on April 26, 2004. As of December 31, 2004, we had sold $0.5 million of inventory toward our minimum sales quantity for the first year of the contract which began on April 26, 2004. Under certain conditions, if we do not meet the minimum quantity requirements for any two consecutive years, Cambridge can terminate the agreement. Under our United States agreement with Cambridge for tetrabenazine, we will also be required to meet certain minimum order and sales quantity requirements. These minimum requirements would extend beyond any period of marketing exclusivity we may have for tetrabenazine in the United States and may automatically increase substantially and repeatedly.
In connection with our commercial launch of Nitoman in Canada, we have substantially increased the size of our Canadian sales and marketing organization and our corporate sales team and we expect to devote significant resources both to obtaining approval for tetrabenazine in the United States and to continuing the clinical trials and development of our other existing product candidates. Additionally, we have recently begun distributing Nitoman in Canada through Phase 4 Health, a Canadian specialty pharmacy, and we intend to begin distributing Nitoman in Canada exclusively through Phase 4 Health three months before our anticipated commercial launch of tetrabenazine in the United States. We also intend to distribute tetrabenazine in the United States through specialty pharmacy distribution.
We intend to continue to acquire or in-license rights to product candidates that have the potential to satisfy significant unmet medical needs and provide us with a period of regulatory or geographic market exclusivity. We will continue to seek product candidates that have been tested in humans, that have established safety profiles and, as a result, that we believe will require relatively modest expense to determine their commercial potential. Nevertheless, we expect to incur significant expenses in the in-licensing and development of these future product candidates.
CRITICAL ACCOUNTING POLICIES
The discussion and analysis of our financial condition and results of operations set forth below are based on our consolidated financial statements, which have been prepared in accordance with United

Management’s discussion and analysis of financial condition and results of operations

States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.
Revenue recognition
We sell Nitoman to distributors and, to a limited extent, directly to hospitals and retail pharmacies in Canada. We recognize revenue in accordance with Staff Accounting Bulletin No. 104, whereby revenue is not recognized until it is realized or realizable and earned. We recognize revenues from product sales when the product has been delivered to the customer, the price is fixed and determinable, collectibility is reasonably assured and persuasive evidence of an arrangement exists. For sales of Nitoman in Canada, revenues are recognized upon receipt of the product by the customer, as the terms of the sale require that title pass to the customer upon receipt of the product, assuming other revenue recognition criteria have been met. Our ability to transfer title of the product may be affected by our ability to obtain title to the product, which only occurs upon payment for the inventory to Cambridge. In the future we expect to distribute Nitoman in Canada, and once approved by the FDA, tetrabenazine in the United States, exclusively through specialty pharmacies at negotiated prices, that will be net of certain third party allowances, rebates and discounts. We expect to recognize net revenues from product sales when the product has been delivered to the specialty pharmacies, the price is fixed and determinable, collectibility is reasonably assured and persuasive evidence of an arrangement exists.
We report revenues net of allowances for chargebacks from distributors, product returns, rebates, and early pay discounts. Significant judgment is required to determine such allowances. This determination is based on historical data, industry information, and information from customers. If actual results differ from our estimates, we adjust the allowances at the time the differences become known.
Cost of revenues
Cost of revenues reflects the cost of Nitoman, including any royalties due on the sale of the product, plus shipping costs and the logistics costs related to selling the product, including warehousing and inventory handling. Under our Canadian agreement with Cambridge, we are required to purchase certain minimum quantities of Nitoman over the next five years. In the first year of the contract, we are obligated to pay a pre-specified price per unit for a specified threshold of units, and for quantities in excess of that threshold, we are charged the greater of 50% of the pre-specified price per unit or 50% of net sales per unit. The threshold will be reduced in subsequent years. As of December 31, 2004, we had purchased $1.7 million of inventory, which exceeded our minimum order quantity for the first year of the contract which began on April 26, 2004. As of December 31, 2004, we had sold $0.5 million of inventory, toward our minimum sales quantity for the first year of the contract which began on April 26, 2004. Under certain conditions, if we do not meet the minimum quantity requirements, Cambridge can terminate the agreement.
We are required to perform an accounting of net sales at the end of each month in which we purchase inventory units in excess of the applicable threshold. Our accounting will include a determination of the total sales of Nitoman based on the gross selling price and net of certain allowances, returns, and discounts, as set forth in the Cambridge agreement. Once we have surpassed the applicable threshold,

Management’s discussion and analysis of financial condition and results of operations we will compare, on a per unit basis, 50% of the monthly net sales of Nitoman to 50% of the pre-specified price per unit and remit the difference, if any, to Cambridge.
Our United States agreement with Cambridge to purchase and sell tetrabenazine contains similar terms and requirements, related to minimum sales and purchase quantities, and will require an accounting of net sales, as those described above.
In the future, we may incur and pay royalties to licensors pursuant to our license agreements. The royalties vary between low single digit and mid-double digit percentages and are payable based upon sales of products.
Inventory
We are required by contract to purchase all of our Nitoman product from Cambridge and we will be obligated to purchase all of our tetrabenazine from Cambridge. Title to the inventory transfers to us upon payment. Inventory is stated at the lower of cost or market, as determined using the first-in, first-out method. We periodically review inventory, and items considered outdated or obsolete are reduced to their estimated net realizable value. To date, we have not experienced any inventory write-downs or recorded any obsolescence reserves.
Accrued expenses
As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service where we have not yet been invoiced or otherwise notified of actual cost. We make these estimates as of each balance sheet date in our consolidated financial statements. Examples of estimated accrued expenses include:

--	fees payable to contract research organizations in conjunction with clinical trials; and

--	professional service fees.
In accruing service fees, we estimate the time period over which services were provided and the level of effort in each period. If the actual timing of the provision of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. The majority of our professional service providers invoice us monthly in arrears for services performed, and our contract research organizations invoice us quarterly or semiannually for services performed. In the event that we do not identify costs that have begun to be incurred or we underestimate or overestimate the level of services performed or the costs of such services, our actual expenses could differ from such estimates. The date on which some services commence, the level of services performed on or before a given date and the cost of such services are often subjective determinations. We make judgments based upon the facts and circumstances known to us.
Research and development expenses
We expense research and development costs as incurred. Research and development expenses include contractor fees, principally related to contract research organizations assisting us with our clinical trials, as well as other consultants who are experts in the CNS disorder field, legal expenses related to our patents, patent applications and licensing and other collaborative agreements, milestone payments to licensors for product candidates in development, and salaries and related personnel costs of employees engaged in product development.

Management’s discussion and analysis of financial condition and results of operations

Stock-based compensation
We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS 123R, which was issued in December 2004 by the Financial Accounting Standards Board. We have adopted SFAS 123R for all periods presented. As permitted by SFAS 123R, we recognize all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values determined using a Black-Scholes valuation model, which requires us to make certain assumptions, including volatility and the fair value of the underlying common stock. We have assumed a volatility of 80% based on comparable guideline companies and management judgment. Given the absence of an active market for our common stock, our board of directors has estimated the fair value of our common stock on the grant date of the stock options based on several factors, including progress and milestones achieved in our business and sales of our preferred stock. Should our input assumptions for the Black-Scholes valuation model change, the fair value of options issued to our employees will change. Additionally, pursuant to SFAS 123R, we have estimated the timing and probability of vesting of certain of our options that vest based on the achievement of performance criteria and have estimated the amount of forfeitures based on employee separations. Should actual events differ from those estimates, we will record cumulative adjustments to reflect the actual vesting and forfeitures in our consolidated financial statements. We recorded stock-based compensation totaling $206,304 and $342,010 for the years ended December 31, 2003 and 2004, respectively, in connection with options issued to our employees.
We account for equity instruments issued to non-employees in accordance with SFAS 123R and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments that are Issued to other Than Employees for Acquiring or in Conjunction with Selling Goods or Services. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the required services are completed. We estimate the fair value of equity instruments issued to non-employees using the Black-Scholes valuation model, which requires us to make certain assumptions, including volatility and the fair value of the underlying common stock. We have assumed a volatility of 80% based on comparable guideline companies and management judgment. Given the absence of an active market for our common stock, our board of directors has estimated the fair value of our common stock on the grant date of the stock options based on several factors, including progress and milestones achieved in our business and sales of our preferred stock. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Should our input assumptions for the Black-Scholes valuation model, such as volatility or fair value of the underlying common stock, change, the fair value of options to our non-employee consultants will change. We recorded stock-based compensation expense totaling $20,538 for the year ended December 31, 2004 in connection with stock options to non-employees.
Accounting for income taxes
We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. We have recorded a full valuation allowance to reduce our deferred tax assets as, based on available objective evidence, it is more likely than not that the deferred tax asset will not be realized. In the event that we determine that we will be able to realize our deferred tax assets in the future, an adjustment to the valuation allowance would increase net income in the period the determination is made.
As of December 31, 2004, we had net operating loss carryforwards of approximately $27 million and research and development credit carryforwards of approximately $1 million for income tax purposes, which begin to expire in the year 2022. The future utilization of our net operating loss carryforwards

Management’s discussion and analysis of financial condition and results of operations may be limited based upon changes in ownership, including changes resulting from this offering, pursuant to regulations promulgated under the Internal Revenue Code.
RESULTS OF OPERATIONS
Comparison of the years ended December 31, 2002, 2003 and 2004
The following table sets forth the results of our operations for the years ended December 31, 2003 and 2004. The results of operations for the year ended December 31, 2002 combines Prestwick Scientific Capital’s statement of direct operating expenses related to certain assets for the period from January 1, 2002 through October 31, 2002 and our statement of operations for the period from November 1, 2002 (our inception) through December 31, 2002.

	Prestwick Scientific	Prestwick
	Capital, Inc.	Pharmaceuticals, Inc.
	Period from	Period from
	January 1, 2002	November 1, 2002	Year Ended December 31,
	through	(inception) through
	October 31, 2002	December 31, 2002	Combined 2002	2003	2004

	(in thousands)
Net revenues	$—	$—	$—	$—	$530
Operating expenses:
Cost of revenues	—	—	—	—	541
Research and development	380	247	627	6,971	11,679
Acquired in-process research and development	—	1,061	1,061	—	—
Sales and marketing	—	8	8	1,197	2,618
General and administrative	48	214	262	2,379	4,402

Total operating expenses	428	1,530	1,958	10,547	19,240

Loss from operations	(428)	(1,530)	(1,958)	(10,547)	(18,710)
Other income (expense)	—	(13)	(13)	4	(1,331)

Net loss	$(428)	$(1,543)	$(1,971)	$(10,543)	$(20,041)

Net revenues
Net revenues totaled $0.5 million for the year ended December 31, 2004, as compared to $0 for the years ended December 31, 2003 and 2002. All of the 2004 revenues were derived from sales of Nitoman to wholesale distributors and, to a lesser extent, retail pharmacies and hospitals located in Canada, all of which were recorded in the fourth quarter of 2004 following our commercial launch of Nitoman in September 2004. Revenues are recorded net of an early pay discount of 2% if paid within 30 days, a standard practice in Canada, as well as net of third party payor allowances, returns, and rebates. Our net revenues for the year ending December 31, 2005 will include a full year of revenues from sales of Nitoman and, as a result, we expect them to be substantially higher than net revenues for the year ended December 31, 2004.
Cost of revenues
Cost of revenues for the year ended December 31, 2004 totaled $0.5 million, as compared to $0 for the years ended December 31, 2003 and 2002. Cost of revenues reflect the cost of Nitoman, including

Management’s discussion and analysis of financial condition and results of operations royalties, plus shipping costs and the logistics costs related to selling our product, including warehouse and inventory handling. The revenues we received on sales of Nitoman during the year ended December 31, 2004 were less than our costs associated with having it manufactured and sold and, as a result, our gross margin for the year ended December 31, 2004 was (2.1%), as compared to 0% for 2003 and 2002. We have recently announced a pricing increase for Nitoman in Canada which we expect to increase revenues modestly and result in positive gross margins in future periods.
Research and development expenses
Research and development expenses increased from $0.6 million in combined 2002, to $7.0 million in 2003, and to $11.7 million in 2004. These expenses consist primarily of salaries and benefits, contractor fees, principally related to contract research organizations assisting us with our clinical trials as well as other consultants who are experts in the CNS disorder field, legal expenses related to our patents, patent applications and licensing and other collaborative agreements, and milestone payments to licensors for product candidates in development. The increases in these expenses resulted principally from milestone payments made pursuant to our license agreements and contracting fees related to increases in clinical trial activities to support the development of our product candidates. Under our license agreements, we are responsible for the remaining development, clinical trial and regulatory costs for all of our product candidates. We anticipate that our research and development expenses will increase significantly with the continuation of existing clinical trials, the initiation of new clinical trials and the resulting manufacturing costs associated with our clinical trials. Additionally, we are continuing to develop additional applications and uses for our licensed technology to potentially treat other disorders of the CNS and seeking additional product candidates that meet our criteria for in-licensing.
We have increased our staffing significantly over the past two years to support the regulatory and development activities for our product candidates. Of the $4.7 million increase in research and development expenses in 2004, $0.5 million was due to increased salaries and benefits expenses and other non-product related costs. In 2004, we incurred $7.9 million in research and development expenses primarily related to managing and monitoring the progress of our product candidates undergoing clinical trials, analyzing data from previously completed studies, and pursuing regulatory authorizations to sell our product candidates. This represented an increase of $2.7 million over our research and development expenses related to clinical trial activities incurred during 2003. In 2004, we incurred $1.8 million in milestone license payments to licensors upon the achievement of certain milestones in our clinical trials. This represented an increase of $1.5 million over the amount expensed in 2003 related to milestone license payments.
Of the $6.4 million increase in research and development expenses incurred during 2003 over 2002, $0.9 million resulted from increased salaries and benefits expenses and other non-product related costs. In 2003, we incurred $5.2 million in research and development expenses including costs of clinical trials as well other consultants and experts, which represented an increase of $4.8 million over 2002. In 2003, we incurred $0.4 million in milestone license payments to NeuroBiotec GmbH, or NeuroBiotec, an increase of $0.4 million over the amount spent in 2002. The increase resulted from the achievement of certain milestones related to progress in our clinical trials of lisuride. In 2003, we incurred $0.4 million in legal fees related to patents and patent applications, or an increase of $0.3 million over the amount spent in 2002 on legal fees.
The following table lists our current product candidates in development and the related research and development expenses incurred during the period indicated. The non-specific development includes facilities and personnel costs that are not allocated to a particular identified product candidate. Our management reviews the status of each of these product candidates in development on a regular basis and approves continued activity based on clinical results and other factors. Due to the significant risks

Management’s discussion and analysis of financial condition and results of operations and uncertainties inherent in the clinical development and regulatory approval processes, we cannot reliably estimate the cost to complete projects in development.

	Year ended December 31,

Research and development expenses	Combined 2002	2003	2004

Product candidate
	(in thousands)
Tetrabenazine	$405	$5,878	$7,331
Lisuride Subcutaneous	—	515	1,291
Lisuride Transdermal	64	118	2,318
D-Serine	132	426	453
PPI-03306	18	25	80
All other	8	9	206

Total	$627	$6,971	$11,679

Acquired in-process research and development expenses
We did not incur any charges for acquired in-process research and development expenses during 2003 or 2004, compared to a charge of $1.1 million for acquired in-process research and development expenses during combined 2002. This charge represents the portion of the purchase price paid in connection with our asset purchase agreement allocable to research and development activities that had not demonstrated technological feasibility and had no foreseeable alternative future uses. Additionally, all of the acquired licensed product candidates required significant regulatory approvals prior to commercialization and sale.
Pursuant to our asset purchase agreement, we issued an aggregate of 6,000,000 shares of our common stock in consideration for the assets we acquired. In connection with this purchase, we obtained an independent appraisal to objectively determine the fair value of our common stock. The independent appraisal of $0.19 per share was determined using asset-based and transactions-based valuation methodologies. Additionally, the independent appraisal allocated the purchase price for the assets as follows: $0.1 million to property and equipment and $1.1 million to acquired in-process research and development expenses.
Sales and marketing expenses
Sales and marketing expenses increased from $0 in combined 2002, to $1.2 million in 2003, and to $2.6 million in 2004. Sales and marketing expenses include salaries and benefits for sales and marketing personnel, advertising and promotional programs, conferences and shows and professional education programs.
Sales and marketing expenses totaled $2.6 million for 2004, an increase of $1.4 million over 2003. Following our acquisition of the rights to import, distribute and market Nitoman in Canada in 2004, we began establishing our sales organization in Canada. We also began developing our corporate sales infrastructure in the United States, as well as expanding our marketing staffing to support the commercialization of Nitoman in Canada and tetrabenazine in the United States when and if it is approved by the FDA. This resulted in a $0.7 million increase in payroll and related expenses, including salaries, benefits and travel, for the year ended December 2004 over 2003. Significant product marketing costs, totaling $1.4 million, were incurred to commercially launch Nitoman in Canada in 2004, resulting in an increase of $0.7 million of product marketing costs in 2003.
Sales and marketing expenses increased $1.2 million from $0 in combined 2002 to $1.2 million in 2003. This increase reflects the incurrence of $0.5 million in payroll and related expenses and

Management’s discussion and analysis of financial condition and results of operations

$0.7 million in product marketing costs as we began to establish our sales organizations in the United States in 2003.
We expect sales and marketing expenses to continue to increase in future years as we plan to expand our sales forces in Canada and the United States to support the potential commercial launch of product candidates currently in development. While we expect the absolute dollar amount of sales and marketing expenses to increase, we expect these expenses as a percentage of net revenues to decline as our sales volume increases.
General and administrative expenses
General and administrative expenses increased from $0.3 million in combined 2002, to $2.4 million in 2003, and to $4.4 million in 2004. General and administrative expenses include salaries and benefits for corporate staff, legal fees, tax and auditing services, and corporate facility and insurance costs.
General and administrative expenses totaled $4.4 million for the year ended December 31, 2004, an increase of $2.0 million over 2003. The increase in general and administrative expenses in 2004 was due primarily to increased salaries, benefits and travel costs resulting from personnel hired to expand our corporate infrastructure and to support the anticipated additional responsibilities of becoming a public company, including the hiring of our chief financial officer and additional accounting personnel. Of the $2.0 million increase, $0.2 million relates to facility and depreciation expenses, $0.4 million to legal and other professional fees, $1.2 million to corporate staffing to support our business growth, and $0.2 million to product liability and directors and officers insurance costs and other. During the years ended December 31, 2003 and 2004, we incurred $0.2 million and $0.2 million, respectively, in rental expense to a related party, Prestwick Scientific Capital, Inc., from which we lease a portion of our principal executive offices.
General and administrative expenses increased by $2.1 million from $0.3 million in combined 2002 to $2.4 million in 2003. Of this increase, $1.4 million relates to increased personnel-related costs, $0.2 million relates to increased facility and depreciation costs, and $0.5 million relates to increased tax, audit, legal, insurance and other costs. This growth in expenses resulted from increased corporate activities to support the licensing of our product candidates and the establishment of our commercial and corporate infrastructure.
We expect general and administrative expenses to continue to increase in future years as we build our corporate infrastructure to support the potential commercial launch of product candidates currently in development. While we expect the absolute dollar amount of general and administrative expenses to increase, we expect these expenses as a percentage of net revenues to decline as our sales volume increases.
Other income (expense), net
Other income (expense), net, totaled ($1.3) million for the year ended December 31, 2004, a decrease of $1.3 million from $0 in 2003 and 2002. This change is due to $0.4 million of interest expense related to the beneficial conversion feature on convertible notes issued and converted in 2004, $0.4 million of amortized deferred issuance costs primarily resulting from the fair value of warrants issued in connection with these convertible notes, $0.4 million of interest expense based on a stated interest rate of 12% on these convertible notes, which required that we pay a minimum of six months of interest, and $0.1 million related to foreign currency transaction losses.

Management’s discussion and analysis of financial condition and results of operations

Income tax expense
We did not incur any income tax expense during 2002, 2003, or 2004.
LIQUIDITY AND CAPITAL RESOURCES
To date, our operations have been funded primarily with proceeds from the sale of equity and the issuance of convertible notes. Net proceeds from our preferred stock sales since inception totaled $48.7 million and the issuance of convertible notes since inception provided us with net proceeds of $10.1 million.
Cash and cash equivalents increased from $15.0 million at December 31, 2003 to $30.9 million at December 31, 2004. This $15.9 million increase is due primarily to cash provided by our issuance of convertible notes of $8.1 million, our issuance of common stock for $0.4 million and our preferred stock sales of $27.8 million, offset by cash used to fund operations of $20.1 million and net cash of $0.3 million used to fund property and equipment. Cash and cash equivalents increased from $2.0 million at December 31, 2002 to $15.0 million at December 31, 2003. This increase in cash is primarily due to the receipt of the net proceeds from our sales of preferred stock of $20.8 million, partially offset by cash used to fund operations of $7.8 million.
We expect that our cash on hand at December 31, 2004 along with cash generated from expected product sales, together with the estimated net proceeds of our initial public offering, will be adequate to fund our operations for at least the next       months. In the event that we make additional license acquisitions, we expect that we may need to raise additional funds sooner. Insufficient funds may cause us to delay, reduce the scope of, or eliminate one or more of our planned development or commercialization activities. Our future capital needs and the adequacy of our available funds will depend on many factors, including the effectiveness of our sales and marketing activities, the cost of clinical trials, the progress of product candidates in development, requirements to make milestone payments, other actions needed to obtain regulatory approval of our product candidates, and the timing and cost of any product candidate acquisitions. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or debt securities or through borrowings from a bank or other credit source. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.
Contractual obligations
The following table summarizes our long-term contractual obligations as of December 31, 2004, including contractual obligations pursuant to our supplier agreement with Cambridge and lease obligations.

	Payments due in

			2006 and	2008 and	After
Contractual obligations	Total	2005	2007	2009	2009

	(in thousands)
Inventory purchase commitments	$5,254	$—	$2,371	$2,883	$—
Operating leases	124	80	44	—	—
Capital leases	40	23	17	—	—

Total— fixed contractual obligations	$5,418	$103	$2,432	$2,883	$—

Management’s discussion and analysis of financial condition and results of operations

Payment obligations under license agreements
We have future milestone payment obligations associated with our acquisitions of most of our product candidate licenses. These milestone payments are contingent upon future events associated with completing various phases of clinical trials, filing NDAs and obtaining FDA approval. Assuming that all the milestones are met and the clinical trials for the indications we are currently developing are successful for all the product candidates currently under contractual agreements, we would be required to make an aggregate of $14.8 million in milestone payments to the licensors.
Additionally, we are required to make royalty payments to licensors that are generally based on a specified percentage of future net product sales of the related licensed product candidate. The royalty percentages generally range between low single digit to mid-double digit percentages of the product’s net sales and are payable to the licensor upon sales of the products.
Inventory purchase commitments
The summary of contractual commitments above includes contractual obligations related to our supply contract for Nitoman. Under our supply contract with Cambridge, we are required to meet certain minimum order and sales quantities over the next five years. In the first year of the contract, we are obligated to pay a pre-specified price per unit for a specified threshold of units, and for quantities in excess of that threshold, we are charged the greater of 50% of the pre-specified price per unit or 50% of net sales. A lower threshold applies in all subsequent years. We have calculated our minimum contractual payments based on the pre-specified price per unit for units ordered below the threshold and 50% of the pre-specified per unit for units ordered in excess of the threshold, and we have translated the amounts to United States dollar amounts based on the United States dollar-Canadian dollar exchange rate at December 31, 2004. To the extent that the United States dollar-Canadian dollar exchange rate varies, our inventory purchase commitment will also change. Our agreement to license and sell tetrabenazine in the United States contains similar minimum purchase and sales quantities and accordingly, we will have inventory purchase commitments, which are not reflected above in our contractual obligations.
Clinical trials payments
We have entered into agreements with contract research organizations to submit our product candidates to various phases of clinical trials as well as to perform certain other research and clinical studies. These agreements contain 30-90 day without-cause termination provisions such that long-term commitments do not exist.
Capital and operating leases
Our capital lease commitment relates to a phone system under a three year lease. Our commitment for our operating lease relates to a portion of our corporate headquarters in Washington, DC that expires in 2006.
RECENT ACCOUNTING PRONOUNCEMENTS
There are no recent accounting pronouncements that are applicable to our business that we have not adopted.
INFLATION
We do not believe that inflation has had a material impact on our business and operating results during the periods presented.

Management’s discussion and analysis of financial condition and results of operations

RELATED PARTY TRANSACTIONS
For a description of our related party transactions, see “Certain relationships and related party transactions.”
OFF-BALANCE SHEET ARRANGEMENTS
Since inception, we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We currently invest our excess cash balances in money market accounts that are subject to interest rate risk. The amount of interest income we earn on these funds will decline with a decline in interest rates. However, due to the short-term nature of money market accounts, an immediate decline in interest rates would not have a material impact on our financial position, results of operations or cash flows.
We are exposed to movements in foreign exchange rates against the United States dollar for inter-company trading transactions and the translation of net assets and earnings of our Canadian subsidiary. Our primary operating currencies are the United States dollar and the Canadian dollar. We have not undertaken any foreign currency hedges through the use of forward foreign exchange contracts or options. Foreign currency exposures have been managed solely through managing the currency denomination of our cash balances.

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OVERVIEW
We are a product-focused specialty pharmaceutical company engaged in the development and commercialization of small molecule drugs with high commercial potential and relatively low development risk that target chronic diseases of the central nervous system, or CNS. Our strategy is to identify, acquire, develop and commercialize product candidates that address CNS disorders with significant unmet medical need. We also intend to develop and market both new and enhanced delivery forms and additional therapeutic applications of some of our product candidates to increase their commercial potential. To date, we have in-licensed rights relating to five product candidates, one of which, tetrabenazine, we currently market in Canada and expect to receive approval to market in the United States. Based on our fast track designation, we could receive FDA approval to market tetrabenazine in the United States as early as the first quarter of 2006.
Our current product portfolio consists of the following five product candidates:

--	Tetrabenazine. Tetrabenazine is a highly selective and reversible dopamine depletor that we market under the brand name Nitoman in Canada and that is marketed as Xenazine in Europe by Cambridge Laboratories Limited, or Cambridge. Tetrabenazine, the only product ever approved for the treatment of hyperkinetic movement disorders, is approved for marketing in eight countries and is currently under regulatory review for approval in several additional countries. In the United States there is currently no FDA-approved treatment for this broad group of movement disorders, which are characterized by abnormal and involuntary movements. We acquired exclusive rights to develop and commercialize tetrabenazine in the United States from Cambridge, which has also granted us the exclusive rights to import, distribute and market Nitoman tablets in Canada. We have completed Phase III pivotal trials in the United States for the use of tetrabenazine as a treatment for chorea associated with Huntington’s disease. In September 2004, we re-launched Nitoman in Canada, where it is approved for broad use in the treatment of hyperkinetic movement disorders. We also expect to submit a New Drug Application, or NDA, to the FDA in the second quarter of 2005 for the indication of chorea associated with Huntington’s disease. The FDA has granted tetrabenazine orphan drug designations for Huntington’s disease and for moderate to severe tardive dyskinesia, another movement disorder. The FDA has also granted tetrabenazine fast track designation for chorea associated with Huntington’s disease.

--	Lisuride. Lisuride is a highly potent dopamine agonist currently available in Europe as an oral therapy for the treatment of Parkinson’s disease, a progressive and degenerative neurological disorder that causes loss of control over body movements. Parkinson’s disease results from the degeneration of a small group of nerve cells in the brain that produce dopamine, a neurotransmitter involved in motor function and movement. Lisuride acts to mimic dopamine’s function in the brain by stimulating dopamine receptors. Several European regulatory authorities have determined that the oral form of lisuride is safe and efficacious in Parkinson’s disease. As an oral treatment, however, lisuride has achieved only limited commercial success due to a short half-life and highly variable absorption. In September 2003, we in-licensed from NeuroBiotec GmbH exclusive rights to develop and commercialize certain lisuride formulations for transdermal, subcutaneous, intravenous and other non-oral sustained release delivery in the United States and Canada. Patients with Parkinson’s disease need continuous, stable stimulation of dopamine receptors, which is best obtained through patches or subcutaneous infusion, but no current FDA-approved therapy provides this. We believe that the kinetic and chemical characteristics of lisuride make it amenable for this type of delivery. These characteristics include high potency, short half-life, adequate solubility, favorable dermal absorption profile and good local tolerability, which we

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believe should make it well-suited for subcutaneous infusion and transdermal delivery. In our opinion, these formulations can overcome some of the key limitations of currently prescribed therapies, such as fluctuating blood levels of dopamine agonists that cause discomfort and disability and may hasten the onset of motor response complications. We believe that continuous stimulation of the dopaminergic receptors is important for the treatment of the symptoms associated with Parkinson’s disease and is not achieved with current therapies. In collaboration with NeuroBiotec, we are currently conducting clinical trials in Europe to evaluate the safety and efficacy of our two lisuride product candidates: Lisuride Subcutaneous and Lisuride Transdermal.

--	Lisuride Subcutaneous. Lisuride Subcutaneous is under development to be administered by an external pump that infuses lisuride under the skin to deliver continuous, stable levels of dopaminergic stimulation to treat advanced Parkinson’s disease. Clinical trials and compassionate use in over 450 patients in Europe have suggested that this method of lisuride delivery may be safe and effective in reducing the severity of symptoms associated with advanced Parkinson’s disease, prior to or as an alternative to brain surgery or deep brain stimulation. Our collaborator, NeuroBiotec, has initiated a Phase III clinical trial in Europe utilizing Lisuride Subcutaneous for advanced Parkinson’s disease, and we expect to receive data from this trial during the fourth quarter of 2006. We intend to use the safety and efficacy results of these European trials as supportive data for our regulatory submissions of Lisuride Subcutaneous for approval in the United States and Canada. We expect to submit an Investigational New Drug application, or IND, in the second half of 2005 and to begin Phase III clinical trials in the United States in early 2006. We also plan to seek orphan drug and fast track designations from the FDA for Lisuride Subcutaneous as a treatment for advanced Parkinson’s disease.

--	Lisuride Transdermal. Lisuride Transdermal is under development as a weekly patch placed on the skin that is intended to conveniently deliver continuous, stable levels of dopaminergic stimulation for up to seven days. NeuroBiotec has completed Phase I and Phase II clinical trials in Europe and has completed enrollment of a Phase II/ III trial in 331 patients using the Lisuride Transdermal patch as a treatment for Parkinson’s disease. In addition to studying lisuride as a treatment for Parkinson’s disease, NeuroBiotec has completed a pilot study suggesting that Lisuride Transdermal may also be an effective and convenient therapy to control the symptoms of Restless Legs Syndrome, another movement disorder characterized by an overwhelming urge to move the legs. NeuroBiotec has also recently completed a Phase II/III clinical trial in Europe for Restless Legs Syndrome in 240 patients, and we expect to receive results from this trial in the second half of 2005. We have conducted three Phase I trials in Europe and expect to submit an IND to the FDA in the second half of 2005 and to initiate Phase III clinical trials in the United States in early 2006.

--	D-Serine. D-Serine is an oral, selective amino acid co-agonist that, along with another amino acid, glycine, stimulates the activation of the N-methyl-D-aspartic acid, or NMDA, receptor in the brain. The NMDA receptor plays a critical role in brain development and memory, is important in brain function and has been suggested to facilitate mental focus. We are developing D-Serine for the treatment of schizophrenia, a chronic, severe and disabling CNS disorder. Studies have demonstrated that blood levels of D-Serine in patients with schizophrenia are significantly lower than those in persons without schizophrenia. Multiple physician-sponsored Phase IIa trials conducted outside the United States have suggested that D-Serine, as an adjunct to current therapies, can lead to significant improvements in multiple symptoms of schizophrenia patients when compared to current therapies alone. We believe that D-Serine, if approved by the FDA as an

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adjunct therapy, may also potentially be developed as a monotherapy for patients with schizophrenia. We acquired worldwide development and commercialization rights to D-Serine for its use in a number of neurological indications, including schizophrenia, autism and Alzheimer’s disease, from Massachusetts General Hospital and Glytech, Inc. We expect to initiate our United States clinical development program with a Phase I clinical trial following the submission of an IND for D-Serine in late 2005. Following this trial, we will seek to reproduce the results of the Phase IIa trials in a broad Phase IIb clinical trial in the United States in 2006.

--	PPI-03306. PPI-03306 selectively modulates a key enzyme involved in the synthesis of serotonin. Serotonin is a chemical neurotransmitter implicated in the regulation of sleep cycles. PPI-03306 is a product candidate in early development for the treatment of sleep apnea, a disorder characterized by interrupted breathing during sleep. There are currently no FDA-approved drugs to treat sleep apnea. We have in-licensed exclusive worldwide rights to develop and commercialize PPI-03306 for the treatment of sleep apnea as well as certain other neurological conditions. In one study conducted outside the United States in patients with anxiety, the active ingredient in PPI-03306 was observed in one patient to have beneficial effects in the control of symptoms related to sleep apnea. We have commenced a development program in Europe to evaluate whether PPI-03306 is effective for the treatment of sleep apnea. We expect to release the results of a placebo-controlled Phase II trial in this program in the fourth quarter of 2006.
OUR STRATEGY
Our goal is to become the leading specialty pharmaceutical company serving the CNS market. We plan to achieve this goal through identifying and in-licensing promising product candidates that have both high commercial potential and relatively low development risk. We intend to mitigate our development risk by targeting drugs that have been well tolerated in human clinical trials and, preferably, have been shown to be efficacious in humans. We also seek to develop new delivery forms of certain product candidates in order to overcome the limitations of existing treatment options, in an effort to enhance their commercial opportunity. Our strategy to achieve our goal includes the following key elements:
Obtaining United States regulatory approval for tetrabenazine
We recently completed Phase III clinical trials of our lead product candidate, tetrabenazine, for the treatment of chorea associated with Huntington’s disease. We plan to submit an NDA for tetrabenazine to the FDA during the second quarter of 2005. We have been marketing tetrabenazine in Canada under the Nitoman brand since September 2004 for the treatment of hyperkinetic movement disorders and, as a result, we have established a commercial infrastructure in Canada which we will expand in anticipation of our expected United States approval and subsequent launch. We believe that we will be able to take advantage of our experience in Canada to facilitate the successful launch of tetrabenazine in the United States should we receive approval from the FDA. The FDA has granted us fast track designation, which we believe should expedite review of the NDA, and has granted tetrabenazine orphan drug designations for Huntington’s disease and for moderate to severe tardive dyskinesia, which should provide us with exclusive marketing rights for tetrabenazine in the United States for seven years following approval of the NDA.
Continuing to identify and acquire lower-risk product candidates for CNS disorders with significant unmet medical need
We have built our current product candidate portfolio by acquiring or in-licensing rights to product candidates that have the potential to satisfy significant unmet medical needs and provide us with a period of regulatory or geographic market exclusivity. In addition, we have sought and will continue to seek product candidates that have been tested in humans, that have established safety profiles and,

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as a result, that we believe will require relatively modest expense to determine their commercial potential. Traditionally, new product candidates addressing significant unmet medical needs have frequently been the subject of expedited regulatory reviews and, once approved, can experience rapid adoption rates. In some cases, the products and product candidates we may seek to acquire will be products that are already in commercial use but that are approved in geographic markets outside of the United States or for other indications. We plan to capitalize on our expertise and our extensive relationships in the field of CNS disorders to identify underdeveloped product candidates with relatively low development risk, which we may seek to in-license or acquire. The initial focus of our product candidate pipeline has been on treatments for movement disorders, such as chorea associated with Huntington’s disease, tardive dyskinesia, Tourette’s Syndrome, Parkinson’s disease and Restless Legs Syndrome. We believe that patients suffering from these chronic disorders are underserved by existing treatment options. In the United States, in many cases, there are either no currently FDA-approved drugs or few effective therapeutic treatments for these disorders. We intend to capitalize on our experience in these niche CNS disorder segments to expand into larger CNS disorder markets, such as schizophrenia, where existing treatment options developed by larger pharmaceutical companies may not be effective in all patients, may have limited efficacy, or may have significant negative side effects.
Capitalizing on our management team’s breadth and depth of experience to build value
Our executive management team, led by Melvin Booth, Kathleen Clarence-Smith, David Cory, Bill Washecka, Christopher O’Brien and Benjamin Lewis, has over 100 years of combined industry experience in pharmaceutical product development, successful commercialization of product candidates, regulatory compliance, in-licensing of product candidates and business development. Their track record includes a wide array of experience that spans large pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as the FDA. We believe our industry and regulatory experience will enable us to more efficiently evaluate, acquire, develop and commercialize product candidates and, importantly, to devise time- and cost-efficient strategies to obtain regulatory approvals for our new product candidates. We also believe that our expertise in these areas should provide us with a competitive advantage in acquiring rights to products in development that biotechnology and pharmaceutical companies may seek to out-license.
Focusing our sales and marketing efforts on a targeted base of high-prescribing medical professionals and taking advantage of our experience with specialty pharmacy distribution
We estimate that there are approximately 800 movement disorder specialists in the United States and Canada. We expect that this concentrated physician base should enable us to target our marketing efforts to those medical professionals who are most likely to be the highest prescribers of drugs for the treatment of movement disorders. We plan to build an experienced and targeted sales and marketing team that can efficiently and effectively launch and market our products in the United States and Canada. To date, we have assembled a sales and marketing management team that is experienced in mature and emerging pharmaceutical and biotechnology companies. We believe that their industry expertise in areas such as sales force design, market development, pricing, reimbursement, product distribution and the establishment of relationships with key opinion leaders will favorably differentiate us from potential competitors.
We also plan to distinguish ourselves by distributing our products through one or more specialty pharmacies that will provide dedicated teams of trained pharmacists, nurses, patient care coordinators, and reimbursement specialists who offer patient support, counseling and compliance management to our target markets. We believe that our use of specialty pharmacies to distribute our products will allow us to more rapidly penetrate target markets, expand product use, build product and brand loyalty, increase

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patient compliance and enhance product value to physicians and patients. At the same time, we believe that distributing our products through specialty pharmacies will provide us with greater control of product inventories and product distribution, as well as better access to prescription data.
Optimizing partnering and collaboration opportunities
We anticipate that our business model and product candidate pipeline should provide multiple opportunities for future revenue and earnings, both through developing and, if approved, commercializing these candidates for larger markets. Additionally, we plan to collaborate with companies with larger sales forces and broader physician coverage than ours and, for those product candidates for which we have rights outside the United States and Canada, we may grant other companies licenses to pursue these markets. Our product candidates for schizophrenia, Restless Legs Syndrome and sleep apnea intend to serve markets that are larger than the selected movement disorder markets that our sales force will initially target. Although we expect to be well-positioned to promote our product candidates in the United States and Canada for these larger physician target populations that represent significant potential market opportunities, we will likely seek marketing partners with broader physician coverage to enhance the commercial potential. In some cases, we may also seek to out-license commercial and development rights outside the United States and Canada. Because large, multinational pharmaceutical companies are increasingly seeking products with very large revenue potential, we believe that we could have attractive opportunities to partner our pipeline candidates should we choose to do so. We anticipate that establishing these partnerships will provide us with up-front payments, co-promotion opportunities and potential royalties on sales from approved products.
MARKET OPPORTUNITY
Our initial product candidates will target the underserved markets for selected movement disorders as well as schizophrenia and sleep apnea. The movement disorders market can generally be divided into hyperkinetic and hypokinetic disorders but also includes disorders such as Restless Legs Syndrome.
Hyperkinetic movement disorders
Hyperkinetic movement disorders are generally characterized by involuntary, purposeless movements that flow randomly from one body part to another. This market includes approximately 350,000 people in the United States and Canada. There are currently no FDA-approved treatments for this group of disorders in the United States. One of the disorders within this class is known as chorea, which is characterized by brief, irregular contractions that are not repetitive or rhythmic, but appear to flow from one body part to the next, and which may occur with athetosis, characterized by slow, twisting and writhing movements. Chorea is a primary symptom of Huntington’s disease but may also be the expression of a wide range of disorders, including metabolic, infectious, inflammatory, vascular, neurodegenerative, as well as drug-induced syndromes. Other hyperkinetic movement disorders include tardive dyskinesia (also known as drug-induced chorea), Tourette’s Syndrome, Sydenham’s chorea, hemiballism and senile chorea. The initial target indications for our first product candidate, tetrabenazine, are highlighted below.

--	Chorea associated with Huntington’s disease. Huntington’s disease is a progressive and eventually fatal hereditary disease that destroys neurons in the areas of the brain involved in emotion, intellect, and movement. The progression of Huntington’s disease is characterized by chorea, progressive loss of mental abilities, and the development of personality disorders. Chorea is the most visible and common of the motor symptoms observed in patients with Huntington’s disease. Huntington’s disease usually appears between the ages of 35 and 50, but has been documented in younger and older people as well. Huntington’s disease progresses without remission over 15 to 20 years and patients ultimately are unable to care for themselves. According to the Huntington’s

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disease Society of America, approximately 33,000 people in the United States and Canada suffer from Huntington’s disease. There are currently no FDA-approved drugs in the United States for the treatment of chorea associated with Huntington’s disease.

--	Tardive dyskinesia. Tardive dyskinesia is a neurological syndrome caused by the long-term use of neuroleptic drugs. Neuroleptic drugs are generally prescribed for psychiatric disorders such as schizophrenia and bipolar disorder. Tardive dyskinesia is characterized by repetitive, involuntary, purposeless movements. Features of the disorder may include kissing, blowing, lip pursing and tongue protrusion. Based on our market research, we estimate that over 5 million people currently take neuroleptic drugs in the United States and Canada, and we estimate that there are approximately 150,000 people with tardive dyskinesia severe enough to warrant treatment. There are currently no FDA-approved drugs in the United States for the treatment of tardive dyskinesia.

--	Tourette’s Syndrome. Tourette’s Syndrome is an inherited neurological disorder that generally becomes evident in early childhood or adolescence. Tourette’s Syndrome is characterized by multiple involuntary motor and vocal muscle contractions, or tics. According to our market research, there are approximately 170,000 people in the United States and Canada with Tourette’s Syndrome. Existing treatments for Tourette’s Syndrome are only moderately efficacious and often have unwanted side effects.
Hypokinetic movement disorders
Hypokinetic movement disorders are generally characterized by tremor, slowness of movement, and progressive loss of control over body movements. The most prevalent of these disorders is Parkinson’s disease. According to the National Parkinson’s Foundation, there are approximately 1 million people in the United States and Canada with Parkinson’s disease. Of the patient population with Parkinson’s disease, according to our market research, we estimate that as many as 100,000 of these patients are in the advanced stages of Parkinson’s disease. Although current oral medications are initially effective in treating the symptoms of mild to moderate Parkinson’s disease, over time most patients progress and develop motor response complications, which limit the long term or overall utility of current treatments. Advanced stage patients spend their days suffering with unpredictable function due to fluctuating symptoms, also known as “on-off” swings, leading to a severely impaired quality of life.
Restless Legs Syndrome
Restless Legs Syndrome is characterized by an overwhelming urge to move the legs caused by uncomfortable or unpleasant sensations in the legs. These sensations typically occur during periods of inactivity and generally become more pronounced at night, sometimes leading to sleep deprivation. According to our market research, Restless Legs Syndrome afflicts as many as 30 million people worldwide, and we estimate that there may be more than 1 million people in the United States and Canada with Restless Legs Syndrome severe enough to warrant treatment. Despite the high prevalence rate and considerable impact on quality of life, few people with Restless Legs Syndrome are diagnosed and receive treatment, primarily due to lack of awareness. Additionally, until recently, the pharmaceutical industry generally has not focused on Restless Legs Syndrome, also contributing to the lack of awareness and diagnosis. Dopamine agonists can be effective in the treatment of Restless Legs Syndrome and in most cases are now considered by leading practitioners to be first-line treatment, generally used on an “off-label” basis, meaning that they have been approved by the FDA only for other indications. At least five drugs are currently in development for Restless Legs Syndrome, but to date no drug has been approved for treatment of Restless Legs Syndrome by the FDA.

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Table 1: Potential market opportunity for chronic movement disorders

		Estimated Patient
		Population in the
		United States
Type of Movement Disorder	Indication	and Canada

Hyperkinetic	Chorea associated with Huntington’s disease	33,000
	Tardive dyskinesia	150,000
	Tourette’s Syndrome	170,000
Hypokinetic	Advanced Parkinson’s disease	100,000
	Parkinson’s disease	1,000,000
Other	Restless Legs Syndrome	1,000,000

Schizophrenia
Schizophrenia is a devastating chronic mental disorder that, according to the National Alliance for Research on Schizophrenia and Depression, affects an estimated 50 million people worldwide. According to the United States Surgeon General, there are more than 2 million people in the United States suffering from schizophrenia in any given year. Schizophrenia is characterized by positive symptoms (such as hallucinations), negative symptoms (such as apathy, depression and social withdrawal) and cognitive dysfunction. In 2004, the United States prescription antipsychotic market for the treatment of schizophrenia was in excess of $6 billion according to Frost & Sullivan, a provider of business intelligence and strategic consulting services for the pharmaceutical and healthcare industries. Existing treatments have focused on blocking the dopamine pathways in the brain by using neuroleptic medications such as antipsychotics. While effective at reducing many of the positive symptoms of schizophrenia, these existing neuroleptic drugs are not effective in all patients, do not generally improve the negative symptoms or cognitive dysfunction associated with schizophrenia and have been shown to have significant adverse side effects such as tardive dyskinesia, weight gain and diabetes.
Sleep apnea
Sleep apnea is a common sleep disorder, afflicting an estimated 18 million people in the United States alone, according to the United States Department of Health and Human Services. Sleep apnea is characterized by brief interruptions in breathing (approximately 10 to 30 seconds at a time) during sleep. These short stops in breathing can occur as often as hundreds of times every night, leading to daytime sleepiness and impaired quality of life. Sleep apnea has also been shown to increase the risk of heart attack and hypertension. There are three types of sleep apnea: obstructive, central, and mixed. Of the three types, obstructive sleep apnea is the most common and is caused by a blockage of the airway, usually when the soft tissue in the rear of the throat collapses and closes during sleep. In central sleep apnea, the airway is not blocked, but the brain fails to signal the muscles to breathe due to the progressive loss of a small group of nerve cells in the brain. Mixed sleep apnea, as the name implies, is a combination of obstructive and central sleep apnea. The only currently available treatments include invasive surgery or the use of a continuous positive airway pressure (CPAP) mask while sleeping, which is uncomfortable and cumbersome for many patients. The cause of sleep apnea remains unknown, and there is currently no validated animal model of the disease, making it very difficult to study the underlying causes of the disease and discover a pharmacologic therapy. There are currently no FDA-approved drugs indicated for the treatment of any form of sleep apnea.

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OUR PRODUCT CANDIDATES
We believe that our expertise enables us to identify, acquire, develop and commercialize therapies that address the underlying biological mechanisms of CNS disorders. We currently have five product candidates targeting multiple therapeutic indications, one of which we already market in Canada. Chart A below depicts the clinical development status of our product candidates and reflects clinical trials that we and our collaborators have conducted, both in and outside the United States, in support of our expected regulatory submissions.
TETRABENAZINE
Product overview
Tetrabenazine is a highly selective and reversible dopamine depletor that we market under the brand name Nitoman in Canada for the treatment of hyperkinetic movement disorders. In the United States, we recently completed Phase III pivotal trials and plan to file an NDA during the second quarter of 2005 for tetrabenazine to treat chorea associated with Huntington’s disease. Tetrabenazine has been granted orphan drug designations by the FDA for Huntington’s disease and for moderate to severe tardive dyskinesia, which we expect will provide us with seven years of marketing exclusivity in the United States if we receive FDA approval. Following the anticipated approval of tetrabenazine for the treatment of chorea associated with Huntington’s disease, we intend to initiate Phase III studies of tetrabenazine for the treatment of tardive dyskinesia and, provided we receive consent from our licensor, for the treatment of Tourette’s Syndrome, to enhance tetrabenazine’s commercial potential. We also intend to submit a request to the FDA for orphan drug designation of tetrabenazine for the treatment of Tourette’s Syndrome.

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Tetrabenazine, which has been approved in eight countries and is marketed by Cambridge under the brand name Xenazine in Europe, was initially developed by Hoffmann-La Roche in the mid-1950s as an antipsychotic drug. While the drug never gained wide usage as a treatment for schizophrenia, it was determined in several small placebo-controlled crossover studies, to be effective for the treatment of chorea, with response rates ranging from 70% to 90%. Tetrabenazine was first approved in the United Kingdom for the treatment of chorea in 1971 and has been available in several countries for over 20 years. Additionally, long-term human exposure to tetrabenazine has been extensive, with some patients having been treated for over 15 years. Over 1,000 patients in the United States have received tetrabenazine under investigator-sponsored open-label INDs, and several hundred patients currently purchase Xenazine on a cash basis in the United States from their physicians. Because tetrabenazine has been used for so many years and has no patent protection, we intend to rely on orphan drug designation, which should provide us with an expected period of seven years of market exclusivity, if and when tetrabenazine is approved for the treatment of chorea associated with Huntington’s disease.
Market overview
We estimate that the markets for chorea and related hyperkinetic movement disorders in the United States and Canada collectively include approximately 350,000 patients. The major hyperkinetic movement disorder markets for which we are seeking FDA approval will initially include chorea associated with Huntington’s disease, tardive dyskinesia, and Tourette’s Syndrome.
Chorea associated with Huntington’s disease
Chorea associated with Huntington’s disease is the most visible and common of the motor symptoms generally observed in Huntington’s disease patients. Huntington’s disease is a progressive and eventually fatal inherited genetic disorder associated with a mutation of the Huntingtin gene. The Huntington’s Disease Society of America estimates the prevalence of Huntington’s disease at approximately 33,000 people in the United States and Canada. Because symptoms of Huntington’s disease typically do not appear until individuals are between the ages of 35 and 50, people with the disease may have children before symptoms appear, and therefore the genetic defect is often transmitted to the next generation. As a result, we expect the incidence of Huntington’s disease to remain relatively stable in the future. The three characteristic symptoms of Huntington’s disease are chorea, personality disorders and progressive mental deterioration, or dementia. These symptoms may occur together at the onset of the disease or one may precede the others by a period of years. The severity of chorea in patients with Huntington’s disease varies, but abnormal movements usually become gradually more severe and many patients ultimately experience very severe chorea. There are currently no FDA-approved drugs for the treatment of chorea associated with Huntington’s disease.
Drugs currently used to treat chorea associated with Huntington’s disease are generally prescribed on an off-label basis. Current treatments for chorea associated with Huntington’s disease include dopamine receptor blocking drugs, or DRBDs, such as neuroleptic antipsychotics and dopamine depleting drugs. However, excessive dopamine receptor blockade can result in unwanted side effects including bradykinesia, or slow movement, and muscle rigidity, or stiffness. Additionally, neuroleptics block other neuroreceptors, leading to hypotension, increased cognitive impairment and, potentially, tardive dyskinesia. This side effect presents a problem in the management of patients with Huntington’s disease, where treatment is chronic. Due to its unique mechanism of action, we believe that tetrabenazine has a significant advantage over traditional DRBDs in that it does not cause tardive dyskinesia. Clinical use in numerous studies has supported the safety and efficacy of tetrabenazine in the treatment of chorea associated with Huntington’s disease.

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Tardive Dyskinesia
Tardive dyskinesia is a hyperkinetic movement disorder that appears after exposure to neuroleptic drugs, which are most often used for the treatment of schizophrenia and bipolar disorder. According to Verispan, over 5 million people in the United States and Canada currently take neuroleptic medications. According to our market research, we estimate that approximately 150,000 people in the United States and Canada experience tardive dyskinesia that is severe enough to warrant treatment. Tardive stereotypy, which is defined as involuntary, patterned, continuous, purposeless movement, is the most common type of tardive dyskinesia. Tardive stereotypy usually involves orofacial lingual movements including kissing, blowing, lip pursing, and tongue protrusion. The incidence of tardive dyskinesia has been found in some studies to be as high as 20% to 60% in patients using typical neuroleptics, such as haloperidol, fluphenazine and thioridazine. Newer, atypical antipsychotics, such as olanzepine, risperidone, aripiprazole and quetiapine, also have been shown to cause tardive dyskinesia in some studies, but in a smaller percentage of patients. Metoclopramide, a commonly used gastrointestinal medication, has also been shown, in some studies, to cause tardive dyskinesia in up to 30% of patients receiving it. Tetrabenazine has received orphan drug designation for the treatment of moderate to severe tardive dyskinesia.
Tardive dyskinesia often goes untreated. There are currently no FDA-approved drugs to treat tardive dyskinesia. In view of the prevalence of schizophrenia and bipolar disorders in North America, and the number of people treated with neuroleptics, we believe that there is a significant market opportunity for a drug to treat tardive dyskinesia. Clinical use of tetrabenazine in numerous physician-sponsored studies has demonstrated its safety and efficacy in the treatment of tardive dyskinesia.
Tourette’s Syndrome
Tourette’s Syndrome is an inherited neurological disorder, which is manifested by motor and phonic tics that generally emerge in childhood or adolescence. Tics, the primary symptom of Tourette’s Syndrome, are relatively brief and intermittent movements (motor tics) or sounds (phonic tics) that can be semivoluntary or involuntary. According to our market research, there are approximately 170,000 people in the United States and Canada with Tourette’s Syndrome. Medications commonly used to treat Tourette’s Syndrome, including haloperidol, pimozide and other neuroleptics, can result in a number of adverse side effects such as sedation, depression, weight gain, school phobia and tardive dyskinesia. The prevalence of these side effects can make current treatment options unattractive for patients with Tourette’s Syndrome. Clinical use and numerous physician-sponsored, open-label clinical studies have supported the safety and efficacy of tetrabenazine in the treatment of tics associated with Tourette’s Syndrome.
Historical studies with tetrabenazine
In the United States, patients have been receiving tetrabenazine for several years under physician-sponsored INDs. One of these INDs is held by the Parkinson’s Disease Center and Movement Disorder Clinic at the Baylor College of Medicine, where patients have been treated with tetrabenazine since the early 1980s. The first study conducted at this center was a double-blind, placebo-controlled, crossover study in 19 patients with abnormal involuntary movement disorders. In a double-blind study, neither the patient nor the clinician knows whether the patient is receiving the investigational therapy or the placebo, and in a crossover study, at a predetermined point in time the experimental population and the control group are switched without the knowledge of the subjects or the persons administering treatment. The Baylor study concluded that the efficacy of tetrabenazine in reducing abnormal movements was significantly superior to that of the placebo and that tetrabenazine was well tolerated and safe. Following this study, patients continued to be enrolled and treated at Baylor in an open-label fashion, meaning that both the patient and the researcher were aware of the drug being administered.

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As illustrated in Chart B below, a published retrospective analysis of 400 patients with various severe hyperkinetic and other movement disorders treated with tetrabenazine between 1980 and 1991 concluded that response rates to tetrabenazine are high across a variety of hyperkinetic movement disorders. Patients were assessed using a Global Response Scale of 1 to 5, where 1 equals marked reduction in abnormal movements and excellent improvement in function; 2 equals moderate reduction in abnormal movements and very good improvement in function; 3 equals moderate improvement in abnormal movements and only mild or no improvement in function; 4 equals poor response or no change in abnormal movements or function; 5 equals worsening of movement disorder, deterioration in function, or both. The most common side effects, which were expected based on the pharmacologic profile of tetrabenazine, included drowsiness, parkinsonism, depression, and insomnia. These side effects were all controlled to the satisfaction of the physicians involved in the study by reducing the dosage although 23% of the patients discontinued therapy due to side effects. Based on their analysis of patient records using an unvalidated rating scale, the authors concluded that tetrabenazine may be an effective and safe drug for the treatment of a variety of hyperkinetic movement disorders.
Tetrabenazine clinical results
We recently completed a Phase III pivotal trial using tetrabenazine for the treatment of chorea associated with Huntington’s disease. We believe that this indication represents the most serious unmet medical need and provides us with the fastest and most cost-effective path to seek approval of tetrabenazine in the United States. In our February 2005 pre-NDA meeting with representatives of the neuropharmacology division of the FDA, we were granted permission to submit with priority review designation our NDA package containing the results of our pivotal study, which we refer to as Tetra-HD, as well as our supporting pivotal study results (TBZ 103,005) and the analysis of all open-label Huntington’s disease patients treated at the Baylor College of Medicine described above.

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Our primary pivotal study, Tetra-HD, was a multi-center (16 centers across the United States), randomized, double-blind, placebo-controlled study in two parallel unbalanced groups. In a randomized study, each patient has the same chance of being assigned to the investigational therapy group or the control group. The main objective of our Tetra-HD study was to demonstrate the efficacy and safety of tetrabenazine for the treatment of chorea associated with Huntington’s disease. A total of 84 patients were enrolled, of which 54 were randomly selected to receive tetrabenazine, and 30 were randomly selected to receive a placebo, over a treatment duration of 12 weeks. The primary clinical endpoint of the study was mean change in baseline chorea, as measured on the Unified Huntington’s Disease Rating Scale, or UHDRS, and one of the secondary clinical endpoints of the study was Clinical Global Impression, or CGI. Representatives of the Division of NeuroPharmacological Drug Products of the FDA indicated in our pre-IND and end-of-Phase II meetings that total chorea score using UHDRS as the primary endpoint and CGI as the secondary endpoint would be acceptable as qualified measures of efficacy for product approval.
During the first seven weeks of the treatment period, which was the titration phase, the dose of tetrabenazine was titrated up at weekly intervals by 12.5 milligram, or mg, tablet increments, up to a target maximum dosage of 100 mg daily. Tetrabenazine was administered once daily and twice daily at the lower dosages of 12.5 mg and 25 mg per day, respectively, and three times daily at all other dosages. The study’s investigators were instructed to titrate each patient up to his or her optimal dosage, or “best dose,” based on a balance of highest therapeutic effect against lowest occurrence of side effects. Following the titration phase of the study, participants remained on their best dose of tetrabenazine for the remainder of the study, with the last five weeks of the study considered to be the maintenance phase. During the maintenance phase, investigators were to keep patients on their best dose of tetrabenazine unless it could not be tolerated by the patient, in which case the dose would be reduced to the highest well-tolerated dose.
As illustrated in Chart C below, during the treatment period of the Tetra-HD study, the mean chorea score for participants in the tetrabenazine group declined by 5.0 units, while the mean chorea score for participants in the placebo control group only declined by 1.5 units. The difference between the two treatment groups was highly statistically significant (p<0.0001) from Week 3 onward. A p-value is a mathematical calculation used to determine the statistical validity of experimental results. A p-value of 0.0001 means that the probability that this result occurred by chance is one in 10,000. Statistical significance is usually defined as a p-value of less than 0.05, which means that the probability that this result occurred by chance is less than one in 20. A lower p-value indicates a greater likelihood that the observed result did not occur by chance, and therefore implies greater statistical significance. At the end of the 12-week treatment period, participants were studied for one week during which their treatment, whether tetrabenazine or placebo, was withdrawn. During this withdrawal, or wash-out, period, the mean chorea score for patients in both treatment groups returned to baseline values. The mean chorea score for participants in the tetrabenazine group increased by 5.0 units, while the mean chorea score for participants in the placebo control group increased by 1.0 units. We believe that the rapid reemergence of chorea associated with Huntington’s disease in patients who stopped taking tetrabenazine should encourage patient compliance in the future.
The Tetra-HD study proved that tetrabenazine was highly statistically significant when compared to placebo for the treatment of chorea associated with Huntington’s disease (p<0.0001). Sixty-nine percent of the participants in the tetrabenazine group experienced a clinically relevant decrease in chorea score of at least 3.0 units. Of these patients, 72% experienced a major decrease in chorea score of at least 6.0 units. Of the 22 patients with severe chorea associated with Huntington’s disease (baseline UHDRS score of >14), 11 patients, or 50%, experienced a chorea score decrease of at least

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10.0 units. These results are consistent with the analysis of one of our secondary clinical endpoints, which demonstrated that 45% of the participants in the tetrabenazine group were “very much” or “much” improved, as measured on the CGI Part 2 scale (Clinical Global Improvement), while only 7% of participants in the placebo control group were “very much” or “much” improved (p<0.007).
In the Tetra-HD study, eight of 54 patients treated with tetrabenazine were reported to have an adverse event of depression versus none of the placebo-treated patients. Reducing the dose of tetrabenazine, and/or increasing the dose of concomitant antidepressant or treatment with an antidepressant, were found to reduce or reverse depression. The use of antidepressant drugs did not interfere with the anti-chorea efficacy of tetrabenazine. Notably, one tetrabenazine-treated patient in the Tetra-HD study committed suicide. The rates of both depression and suicide have been reported to be high in patients with Huntington’s disease, and suicide is the third leading cause of death among patients with Huntington’s disease.
Our second, supporting pivotal study known as TBZ 103,005 was a single-center, randomized, double-blind, placebo-controlled, staggered withdrawal study conducted in a group of 30 patients with chorea associated with Huntington’s disease. The primary objective was to evaluate the efficacy of tetrabenazine in chorea associated with Huntington’s disease by demonstrating a return of chorea when tetrabenazine was withdrawn, as measured by an increase in the patients’ UHDRS Chorea Score. A secondary objective was to evaluate the time-course of the return of chorea by measuring severity of chorea three and five days after treatment discontinuation. Participants were required to have been on a stable dose of tetrabenazine for at least two months prior to enrolling in the study and to have been responding to the drug at the time of withdrawal. The dosage of tetrabenazine in the 30 patients at the beginning of the withdrawal study ranged from 12.5 mg per day to 150 mg per day. Of the 30 patients enrolled in the study, 29 had been receiving daily doses of 100 mg per day or less when the study began.
The treatment period for this study was five days. Of the 30 patients enrolled in this study, 12 were randomly selected to begin receiving a placebo on Day 1 (Group 1), 12 were randomly selected to begin receiving a placebo on Day 3 (Group 2), and six were randomly selected to continue receiving

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tetrabenazine throughout the whole study (Group 3). All patients in the study were off the drug on Day 5 (participants in Group 3 took their last tablet of tetrabenazine on the evening of Day 4).
As shown in Table 2 below, the mean UHDRS chorea scores increased within 18 hours or less (Group 2 on Day 3, Group 3 on Day 5). Although the study demonstrates a clear trend, the difference between groups achieved a p-value of 0.078, which is higher than p<0.05, the measure customarily considered to represent statistical significance. Therefore, the probability that these results occurred by chance is greater than the FDA is customarily willing to accept. In this study, abrupt discontinuation of tetrabenazine treatment also did not result in any significant pattern of adverse events that could have suggested a withdrawal syndrome.
Table 2: TBZ 103,500 Withdrawal Study (Mean UHDRS Chorea Scores by Group)

		Day 3
	Day 1			Day 5
Withdrawal Group	On Tetrabenazine	Off Tetrabenazine	On Tetrabenazine	Off Tetrabenazine

Group 1 (n=12)	9.4	14.8	—	14.8
Group 2 (n=12)	9.1	12.7	—	14.6
Group 3 (n=6)	11.2	—	12.8	15.2

We conducted 48-week follow-on, open-label trials after each of the Tetra-HD and withdrawal studies described above. Ninety percent of the patients from both double-blind trials requested to participate in the follow-on trials and continued in the open-label tetrabenazine treatment protocols. There was no statistically significant loss of efficacy of tetrabenazine in reducing chorea over this additional treatment period of nearly one year.
The data from our clinical trials supports the gradual upward titration of tetrabenazine by one 12.5 mg tablet per week, not to exceed 100 mg daily, up to a best dose. Our clinical trials show that, when upward titration of the dose is limited by side effects such as sedation, parkinsonism, depression and akathisia, or restlessness, which are believed to result from the dopamine depleting properties of tetrabenazine, dose reductions resulted in maintained efficacy and reversal of the adverse effects in 75% of patients. Finally, we believe that our clinical trials have shown that abrupt withdrawal of tetrabenazine is tolerated.
As noted above, the results of our Phase III withdrawal study, though demonstrating a clear trend and meeting the defined clinical endpoint, achieved a p-value of 0.078, higher than the p-value of less than 0.05 which customarily represents statistical significance. Because most products that the FDA approves have at least two Phase III pivotal trials that meet their clinical endpoints with p-values of less than 0.05, the FDA may require us to conduct another Phase III pivotal trial before it approves tetrabenazine for commercialization. We are presently planning to conduct a third Phase III pivotal trial, primarily for marketing purposes, to begin in the second half of 2005. This trial will be a double-blind, randomized, placebo-controlled trial that will measure the effects of tetrabenazine on chorea scores. In addition, as part of the clinical trial, we will measure the duration of action of a dose of tetrabenazine. If the FDA requires us to conduct an additional pivotal trial prior to approving our NDA, we would expect to use the results from this trial, when available, to support our NDA.
As part of the NDA application process, we will need to conduct certain safety studies, including carcinogenicity studies. We expect to be able to conduct these studies as Phase IV, or post-approval, commitments. However, we may be required to complete these studies before our NDA is considered for approval, which would result in the delay of the FDA’s consideration of our NDA. Additionally, we have committed to undertake a bioavailability study, which is currently ongoing. We anticipate that

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we will submit the results of this study in conjunction with the four month safety update in the third quarter of 2005. We may also need to conduct a special study of the metabolism of tetrabenazine in animals and humans (also called 14[C] study).
Mechanism of action
Tetrabenazine is a highly selective and reversible inhibitor of a neuronal protein called vesicular monoamine transporter, or VMAT2, which transports dopamine. Dopamine is a neurotransmitter that enables communication among nerve cells involved in motor control. VMAT2 is only found in the CNS and is critical to neural function through regulating the location, method, type and amount of dopamine released during nerve signaling. Because many of the effects of dopamine on voluntary and involuntary movements are regulated by VMAT2, the pharmacologic manipulation of this protein has broad implications for the treatment of hyperkinetic movement disorders. Tetrabenazine is the only drug known to selectively and reversibly bind to VMAT2, leading to its potential application as a chronic treatment for multiple hyperkinetic movement disorders.
We believe that the CNS selectivity of tetrabenazine differentiates it from reserpine, the only other known dopamine VMAT2 inhibitor. Reserpine is a non-selective, irreversible inhibitor of both VMAT2 and VMAT1 (which is found outside the CNS), and thus produces both central and peripheral dopamine depletion. Reserpine causes long-lasting central and peripheral monoamine depletion and adverse side effects, including severe hypotension. In contrast, because of tetrabenazine’s selective molecular mechanism of action (depicted in the neuronal synapse schematic below), dopamine depletion induced by a single dose of tetrabenazine has been shown in studies to be reversible and to last only a few hours.

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Neuronal Synapse Schematic
Tetrabenazine commercialization strategy
We began distributing Nitoman in Canada during September 2004. Under our agreement with Cambridge, we are obligated to either purchase certain annual minimum quantities of Nitoman from Cambridge at a per-unit product sales price or make payments in an amount equal to 50% of net product sales, whichever is greater. We currently promote Nitoman in Canada through a sales team comprised of a regional director, three sales representatives, and a medical science liaison specialist. Acquiring commercial rights to Nitoman in Canada has offered us the opportunity to build our sales and marketing infrastructure and gain additional expertise in the hyperkinetic movement disorder market in advance of our anticipated United States launch. Additionally, we believe that marketing in Canada will allow us to strategically control distribution and pricing in Canada and subsequently in the United States. Phase 4 Health, a Canadian specialty pharmacy that was acquired in January 2005 by McKesson Canada, a wholly owned subsidiary of McKesson Corporation, has been fulfilling prescriptions for Nitoman in Canada. Phase 4 Health provides patients with reimbursement assistance, patient counseling and a compliance program. Additionally, Phase 4 Health manages product sampling to encourage new patient trials. As of March 2005, we have had the benefit of advice from Phase 4 Health regarding the marketing and supply of Nitoman in Canada. With the assistance of Phase 4 Health, we intend to refine the retail marketing and supply of Nitoman in Canada approximately three months prior to the expected United States launch of tetrabenazine. We believe that this will allow us to better control the distribution of Nitoman in Canada and reduce potential importation of Nitoman into the United States.
The FDA has designated tetrabenazine as a fast track product candidate. Fast track designation is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions so that an approved product can reach the market expeditiously. Product candidates in fast

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track development programs may be considered for a priority review. An NDA submitted for a product candidate with a fast track designation ordinarily will generally be eligible for priority review of six months. Based upon the fast track designation of tetrabenazine, we believe that we could receive FDA approval to market tetrabenazine in the United States as early as the first quarter of 2006, but approval may be delayed or may not be received at all.
Subject to FDA approval, we intend to market tetrabenazine in the United States under the brand name Xenazine and to promote the product through our targeted team of specialty neuroscience-focused sales representatives. Our sales representatives will initially target the approximately 800 movement disorder specialists, as well as high-prescribing neurologists and psychiatrists, in the United States and Canada. All of these physician specialties may play a role in the care and treatment of patients with Huntington’s disease. In addition, our market development efforts will include local, regional, and national symposia, teleconferences, and medical conference and convention activity, which we believe will expand our reach to additional prescribers for the approved indications.
We also intend to utilize specialty pharmacy distribution for tetrabenazine in the United States. We believe that the chronic nature of hyperkinetic movement disorders, the concentrated prescriber base and the special needs of our patient population, make tetrabenazine especially well-suited for the quality of care that specialty pharmacy distribution can provide. We expect that the use of specialty pharmacy distribution will also provide us with precise inventory control and real-time access to prescriber and prescription data.
LISURIDE
Product overview
We are developing two lisuride product candidates, one of which is formulated for the subcutaneous administration of lisuride (Lisuride Subcutaneous) for treating advanced Parkinson’s disease, and one of which is a patch formulated for the transdermal delivery of lisuride (Lisuride Transdermal) for treating Parkinson’s disease and Restless Legs Syndrome. We have in-licensed exclusive rights from NeuroBiotec to sell lisuride in the United States and Canada, and in collaboration with NeuroBiotec, we are developing lisuride to be administered by subcutaneous and transdermal delivery methods. NeuroBiotec has initiated a Phase III clinical trial in Europe for Lisuride Subcutaneous and has completed enrollment of a Phase II/III trial in Europe for Lisuride Transdermal in the treatment of Parkinson’s disease. NeuroBiotec has also recently completed a Phase II/III trial in Europe for Lisuride Transdermal in the treatment of Restless Legs Syndrome. We have conducted three Phase I trials in Europe of Lisuride Transdermal, which have evaluated the linearity of dose, sustained release over seven days from a single patch, influence of different sites of application, adhesivity and local tolerability of the Lisuride Transdermal patch. We intend to use the results of these trials as part of our IND package to be submitted to the FDA. We expect to submit an IND for both Lisuride Subcutaneous in advanced Parkinson’s disease and Lisuride Transdermal in Parkinson’s disease and Restless Legs Syndrome in the second half of 2005. We expect to initiate clinical trials in the United States for both forms of lisuride delivery by 2006. We plan to seek orphan drug exclusivity and fast track status from the FDA for Lisuride Subcutaneous in advanced Parkinson’s disease.
Lisuride is a highly potent dopamine agonist that has been used in some countries outside the United States for over 25 years as an oral medication for the treatment of multiple disorders, including migraine prevention since 1977, hyperprolactinemia, which is characterized by excessive production of breast milk, typically after childbirth, since 1983 and Parkinson’s disease since 1985. The safety and side effect profile of lisuride when taken orally has been well documented in humans. As an oral treatment, however, lisuride has achieved only limited commercial viability due to a short half-life and erratic absorption. In contrast, the kinetic and chemical characteristics of lisuride, including high

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potency, short half-life and a favorable dermal absorption profile make it well-suited for subcutaneous infusion and transdermal delivery. Because lisuride has been used for over 25 years, there is no patent protection for the lisuride compound. We have applied for patent protection in the United States covering the methods of use and formulation. Additionally, we will seek to rely on trade secret protection for the methods of use and formulation.
Market overview
Parkinson’s disease
According to the National Parkinson’s Foundation, the Parkinson’s disease market includes over 1 million people in the United States and Canada. Of this patient population, we believe that there are as many as 100,000 people in the advanced stages of the disease. The primary symptoms of Parkinson’s disease are tremor, or trembling in hands, arms, legs, jaw, and face; rigidity, or stiffness of the limbs and trunk; bradykinesia, or slowness of movement; and postural instability, or impaired balance and coordination. As these symptoms become more pronounced, patients may have difficulty walking, talking, or completing other simple tasks. The average age of onset of Parkinson’s disease is 60, and the prevalence of the disease is expected to increase as the “baby boomer” population ages.
Parkinson’s disease occurs when a group of cells that produces dopamine in an area of the brain called the substantia nigra begin to degenerate. The underlying cause for Parkinson’s disease remains unknown, and there is currently no cure, but several medications, as well as surgery, are currently used to treat the symptoms of Parkinson’s disease. Approved medicines for the treatment of Parkinson’s disease aim to restore and maintain normal movement, or “on” periods, and decrease rigidity and freezing, or “off” periods. The mainstay of medical treatment for Parkinson’s disease is a combination of levodopa, a substance that is converted into dopamine, and carbidopa, a substance that protects levodopa from conversion into dopamine until it reaches the brain. Dopamine agonists such as lisuride are believed to activate dopamine receptors directly and, therefore, could be taken alone or in combination with levodopa/ carbidopa therapy. As the disease progresses, other medications can include monoamine oxidase B, or MAO-B, inhibitors, such as selegiline, which increase the amount of available dopamine in the brain and boost the effects of levodopa; anticholinergics, such as benztropine, which reduce the relative overactivity of the neurotransmitter acetylcholine to balance the diminished dopamine activity; and catechol-O-methyl transferase, or COMT, inhibitors, such as entacopone, which augment levodopa therapy by inhibiting the COMT enzyme, which metabolizes levodopa before it reaches the brain, thereby increasing the amount of levodopa that enters the brain.
In the early stages of Parkinson’s disease, patients often experience a favorable response to levodopa or dopamine receptor agonists, but as the disease progresses these medical treatments often become less useful, resulting in the occurrence of motor response complications and “on-off” swings. We believe that many of the complications associated with current Parkinson’s disease drug therapy are due to such medications being taken orally, which can produce rapid over-stimulation and under-stimulation of dopamine receptors, hastening the onset of motor response complications and poor symptom control. As a result, we are pursuing alternative methods for the delivery of drugs to stimulate dopamine receptors in the brain, such as lisuride by subcutaneous infusion and lisuride by transdermal patch, both of which are designed to provide continuous dopaminergic stimulation that more closely mimics natural levels of dopamine in the brain. In addition to convenience, we believe that the pharmacokinetic properties of lisuride, such as its high potency, short half-life, and a favorable dermal absorption profile, make it well-suited for transdermal patch delivery providing continuous dopaminergic stimulation, controlling the symptoms of Parkinson’s disease and potentially delaying motor response complications and “on-off” swings.

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In some advanced cases, brain surgery may be necessary if Parkinson’s disease is not controlled by oral medications. A surgical procedure called deep brain stimulation, which has been approved by the FDA, involves the implantation of electrodes in the brain, which are connected to a small electrical device called a pulse generator. This procedure can reduce “on-off” fluctuations common in advanced Parkinson’s disease, a byproduct of oscillating levels of oral levodopa/ carbidopa therapy and oral dopamine agonist therapy. For advanced Parkinson’s disease patients, many of whom are elderly and for whom surgery is not a viable option, we believe that precise dopamine receptor stimulation by subcutaneous infusion of lisuride using a small, pager-sized, external pump will provide stable levels of dopamine agonist that more closely mimic normal levels of dopamine in the brain. We believe that Lisuride Subcutaneous, if approved, will address a significant unmet medical need for advanced Parkinson’s disease patients who do not adequately respond to current medical treatments, or may not be candidates for surgery.
In addition, the dosage of Parkinson’s disease medications must be tailored to the individual, as no two persons respond identically to a particular drug, dosage level or combination of drugs. We believe that the administration of lisuride via subcutaneous infusion or transdermal patch will more effectively allow physicians to treat Parkinson’s disease patients with varying degrees of symptoms because we believe that these delivery methods will permit physicians to more effectively manage the dosage to meet the needs of their individual patients.
Restless Legs Syndrome
Restless Legs Syndrome is a neurological condition that can have a significant adverse impact on sleep and quality of life. The condition is characterized by sensory and motor symptoms such as uncomfortable and unpleasant sensations in the legs that result in an overwhelming urge to move the legs while at rest. According to our market research, we believe that Restless Legs Syndrome may afflict as many as 30 million people worldwide and there may be as many as 1 million people with Restless Legs Syndrome severe enough to warrant treatment in the United States and Canada. Symptoms during sleep can lead to insomnia, which tends to compound the effects of Restless Legs Syndrome. Despite the high prevalence rate and considerable impact on quality of life, few people with Restless Legs Syndrome receive treatment. Until recently, the pharmaceutical industry has not focused on the Restless Legs Syndrome market, and as a result, the awareness and diagnosis of Restless Legs Syndrome has been low. Dopamine agonists can be effective in the treatment of Restless Legs Syndrome and in most cases are now considered by leading practitioners to be first-line treatment, generally used on an “off-label” basis, meaning that they have been approved by the FDA for other indications only, such as Parkinson’s disease. At least five drugs are currently in development for Restless Legs Syndrome, but to date no drug has been approved for treatment of Restless Legs Syndrome in North America.
In addition to recommending certain lifestyle changes and activities to reduce or eliminate Restless Legs Syndrome symptoms, physicians also generally choose among, as possible treatments, dopamine agonists, benzodiazepines (central nervous system depressants), and narcotics, each on an off-label basis. Dopamine agonists, largely used to treat Parkinson’s disease, have been shown in some studies to reduce Restless Legs Syndrome symptoms and are currently considered the initial treatment of choice. Promising short-term results of treatment with levodopa plus carbidopa have also been reported, although most patients eventually will develop augmentation, meaning that symptoms begin to develop earlier in the day and with greater severity. Dopamine agonists such as lisuride may be effective for the treatment of Restless Legs Syndrome. We believe that a Lisuride Transdermal patch will provide an effective and more convenient weekly therapy to control the symptoms of Restless Legs Syndrome and to deliver continuous dopaminergic stimulation. It is possible that continuous dopaminergic stimulation may produce less augmentation over time.

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Historical studies with Lisuride Subcutaneous
Lisuride Subcutaneous pilot study
In 1992, an NIH-sponsored, pilot study in seven patients with advanced Parkinson’s disease was conducted to investigate the effects of long term, continuous administration of lisuride on motor response complications arising from levodopa therapy. After a three month continuous infusion of lisuride, the duration of anti-parkinsonian action of levodopa increased by approximately 90%, and the period of time during which levodopa effectively controlled the symptoms associated with Parkinson’s disease increased by approximately 300%. These benefits were more than three times greater than those produced by continuous levodopa administration alone. The investigators concluded that these results lend further support to the view that continuous, stable dopamine replacement reduces motor fluctuations and peak dose dyskinesias that complicate standard levodopa regimens, and that motor response complications tend to normalize with the more physiological stimulation afforded by continuous replacement strategies, such as lisuride infusion.
Lisuride Subcutaneous versus conventional therapy
In 2002, a clinician-sponsored, prospective, four-year clinical trial comparing 40 Parkinson’s disease patients randomized to receive Lisuride Subcutaneous versus conventional therapy with oral levodopa and dopamine agonists was presented. In a prospective study, data is gathered over time according to a detailed protocol, beginning at time zero, as opposed to a retrospective study, which looks at data previously gathered. Patients receiving Lisuride Subcutaneous infusions in this study experienced a statistically significant reduction in both motor fluctuations and dyskinesia compared with patients receiving standard dopaminergic therapies (p<0.0001). Benefits persisted for the duration of the study. As shown in Chart D below, patients on lisuride experienced parkinsonian symptoms (i.e., were not responding to therapy) for approximately 1 hour per day, whereas patients on conventional therapy were parkinsonian for approximately 4 to 5 hours per day. Moreover, patients on lisuride remained stable over time, whereas patients on conventional therapies slowly deteriorated. Physician-sponsored clinical studies and compassionate use across Europe in over 450 patients support the conclusion that lisuride is safe and effective for continuous subcutaneous infusion via an external mini pump to control the symptoms of advanced Parkinson’s disease, prior to, or delaying the need for, more radical surgical intervention.

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Historical studies with Lisuride Transdermal
Lisuride Transdermal in Parkinson’s disease
In 2003, a small proof of concept study of Lisuride Transdermal was conducted in Europe for the treatment of Parkinson’s disease in eight patients with unpredictable “on-off” phenomena, a disabling complication of Parkinson’s disease for which there is currently no good treatment. In this study, patients were treated with Lisuride Transdermal patches as an add-on to their pre-existing medications. Treatment duration was for up to eight days. The intensity and frequency of motor fluctuations was calculated based on the patient’s self rating of motor function (the Motor Changing Rate, or MCR). As shown in Chart E below, application of the Lisuride Transdermal patch improved MCR compared to baseline scores and this effect was determined to be statistically significant (p<0.023; intra-group versus baseline). Observed side effects of the Lisuride Transdermal patch included local, transient skin reactions at the application site. One of these patients experienced skin irritations beyond the patch application site. The results of this proof of concept study provided preliminary evidence to support the safety, tolerability and efficacy of Lisuride Transdermal delivery in the treatment of motor complications.

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Lisuride Transdermal in Restless Legs Syndrome
In 2004, the results of a proof of concept study conducted in Europe by NeuroBiotec investigating the safety and efficacy of Lisuride Transdermal in patients with severe, idiopathic, or of unknown origin, Restless Legs Syndrome were presented at the annual meeting of the Associated Professional Sleep Societies. In this pilot study of 10 patients with severe Restless Legs Syndrome, those who responded to open-label Lisuride Transdermal treatment after two weeks were randomized to receive either Lisuride Transdermal patch treatment or a placebo patch for an additional week. The results of the study provided preliminary evidence to support our belief that Lisuride Transdermal patches reduced the severity of Restless Legs Syndrome and improved the quality of sleep in patients with severe idiopathic Restless Legs Syndrome. The observed adverse side effects were consistent with the known side effect profiles of other dopamine agonists (such as nausea, vomiting and headaches) and other transdermal delivery technologies (such as skin reactions). The severity of the symptoms throughout the day were markedly reduced.
Lisuride ongoing clinical trials
Lisuride Subcutaneous
Our collaborator NeuroBiotec has completed enrollment of a multi-center, placebo-controlled Phase III trial in 331 patients in Europe for the use of Lisuride Subcutaneous in the treatment of advanced Parkinson’s disease. We intend to use the results of these European trials in the design of our own

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Phase III clinical trials in the United States, which we expect to begin in early 2006 after the submission of an IND. We also plan to submit the NeuroBiotec results as supportive data in our FDA registration package. We plan to seek orphan drug and fast track status for Lisuride Subcutaneous for advanced Parkinson’s disease.
Lisuride Transdermal
We have completed three Phase I clinical trials outside the United States, in a total of 54 healthy volunteers, using Lisuride Transdermal. These trials have documented the dose relationship, influence of different sites of application, adhesivity and local tolerability of Lisuride Transdermal. Notably, a Phase I pharmacokinetic study in volunteers not suffering from Parkinson’s disease or Restless Legs Syndrome provided evidence to support that therapeutic levels of lisuride were maintained over seven days with the Lisuride Transdermal patch. NeuroBiotec has also completed a Phase II/III double-blind, placebo-controlled, dose-ranging study using three different sizes of a Lisuride Transdermal patch in 240 patients with moderate to severe idiopathic Restless Legs Syndrome. The treatment duration in this trial was 12 weeks, and the primary clinical endpoint was change in the International Restless Legs Syndrome, or IRLS, score. Following the completion of the trial, a long-term treatment extension was offered to the patients and is ongoing. NeuroBiotec has also enrolled a Phase II/III European study of Lisuride Transdermal in Parkinson’s disease, which is ongoing, and the results are expected to be available in the second half of 2005. We intend to begin United States development of Lisuride Transdermal with an IND submission in the second half of 2005 for both Parkinson’s disease and Restless Legs Syndrome. Our plan is to initiate our United States clinical program by conducting Phase III clinical trials in the United States in parallel with our European trials. We ultimately intend to conduct a global clinical program with NeuroBiotec and to share study results for our respective drug applications.
Commercialization of lisuride
We believe that we will be well positioned to effectively launch Lisuride Subcutaneous for advanced Parkinson’s disease and Lisuride Transdermal for Parkinson’s disease and Restless Legs Syndrome. We currently expect, assuming development progresses as currently anticipated and FDA approval is received, to launch Lisuride Transdermal and Lisuride Subcutaneous, at the earliest, in 2008 and 2009, respectively. This will allow our sales and marketing organization time to more fully develop, with the benefit of experience in the United States and Canada selling tetrabenazine to the movement disorder community and high-prescribing neurologists that we expect will also be likely to prescribe lisuride. By the time we believe we will be able to market Lisuride Subcutaneous and Lisuride Transdermal, we also expect to have extensive distribution experience in the movement disorders market with specialty pharmacies. We believe that this approach will allow our sales and marketing team to facilitate reimbursement as well as patient training and support, which we believe will lead to enhanced acceptance, success and ongoing use of Lisuride Subcutaneous and Lisuride Transdermal following launch.
We intend to choose a manufacturer prior to filing an IND with respect to Lisuride Subcutaneous in late 2005. The mini-pump mechanism for delivery of the product will be a 510(k) cleared external infusion pump for subcutaneous infusion. Although we are considering different varieties of pumps from different manufacturers, and we have tested multiple versions of a pump, we have not entered into any agreement for the supply of the pumps, but do not expect to experience any problems in obtaining sufficient supplies of a pump.
Other indications
In addition to Parkinson’s disease and Restless Legs Syndrome, we may also seek to expand the approved uses of lisuride to include other potential indications that respond to dopamine agonists, such as hyperprolactinemia, a disorder resulting from increased levels of the hormone prolactin, and in

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the prevention of migraines. Prolactin is involved in stimulating the production of breast milk in women and decreases the production of testosterone in men. Oral lisuride is currently approved in certain European countries for both hyperprolactinemia and the prevention of migraines. We believe that the Lisuride Transdermal patch, due to its predictable and stable kinetic profile, may potentially provide significant benefits for both of these treatment applications.
Dopamine agonists inhibit prolactin secretion with no reported effect on other pituitary hormones and are therefore generally the drugs of choice for hyperprolactinemia. However, recent studies indicate that commonly used dopamine agonists for hyperprolactinemia, such as cabergoline and bromocriptine, may eventually lead to heart damage, due to their agonist effects at the 5-HT2b receptor. Lisuride, in addition to being a potent dopamine agonist, is a 5-HT2b antagonist, and thus Lisuride Transdermal may provide a safe and effective alternative for the treatment of hyperprolactinemia.
Many commonly used migraine drugs are also believed to act, in part, as 5-HT2b antagonists. Published data exists that lisuride may be a safe and effective therapy in the prevention of migraines, a significant unmet medical need in the United States and Canada. We currently plan to pursue the indications of hyperprolactinemia and migraines, either through our own development efforts or through one or more collaborations, after development of Lisuride Transdermal has been initiated in the United States for the treatment of Parkinson’s disease and Restless Legs Syndrome.
D-SERINE
Product overview
We are developing D-Serine, an oral, selective amino acid co-agonist that along with another amino acid, glycine, stimulates the activation of the N-methyl-D-aspartic acid (NMDA) receptor in the brain. We acquired worldwide development and commercial rights under certain patent applications and patents directed to D-Serine for its use in a number of neurological indications, including schizophrenia, Alzheimer’s disease and autism, from Massachusetts General Hospital and Glytech, Inc. Published data from multiple physician-sponsored Phase IIa clinical trials conducted in Israel and Taiwan support the efficacy of D-Serine in treating schizophrenic patients when combined with current therapies. After submitting an IND for D-Serine, which we expect to occur in the second half of 2005, we intend to initiate our United States clinical trial program with a Phase I trial. Following this trial, we will seek to reproduce the results of the these Phase IIa trials in a broad Phase IIb clinical trial in the United States in 2006.
Market overview
According to the United States Surgeon General, approximately 1.3% of the United States population develops schizophrenia during their lifetime, suggesting that more than 2 million people in the United States may suffer from schizophrenia in a given year. According to Frost & Sullivan, the United States prescription antipsychotic market for the treatment of schizophrenia exceeded $6 billion in 2004. Schizophrenia is a chronic, severe, disabling CNS disorder that usually occurs in patients between their late teens and late twenties, with the disease generally occurring earlier in men than in women. Schizophrenia is characterized by hallucinations and delusions, which are called “positive” symptoms because they indicate the presence of abnormal mental functions rather than the absence of normal mental functions; apathy, depression, and social withdrawal, which are called “negative” symptoms; and general cognitive dysfunction that results in disorganized speech and behavior.
Researchers have yet to determine the underlying causes of schizophrenia. Problems with brain structure and chemistry are thought to play a role, and there appears to be a strong genetic component, but most researchers believe that environmental factors may also contribute. Medications do exist for the treatment of symptoms associated with schizophrenia but are effective only on some symptoms and often cause adverse side effects. For example, current therapies, such as antipsychotic medicines, may be effective in treating the positive symptoms but are less effective in treating the

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negative symptoms and cognitive deficits associated with the disease. For decades, schizophrenia was thought to be solely linked to levels of dopamine in the brain. Recent evidence suggests, however, that a disturbance in dopamine levels is just one factor in the pathophysiology of schizophrenia, and that for many patients, the main abnormalities lie elsewhere, such as deficiencies in the transmission of the excitatory neurotransmitter glutamate. Scientists now believe that schizophrenia affects virtually all parts of the brain and that, unlike dopamine, which plays an important role only in isolated regions, glutamate is critical virtually everywhere in the brain. As a result, investigators are searching for treatments that can reverse the underlying glutamate deficit. In recent years, a growing body of evidence has suggested that understimulation of the NMDA-type glutamate receptor in the brain’s cortex is central to schizophrenia and may underlie the negative symptoms and the cognitive deficits of the disease.
We believe that a product candidate such as D-Serine that stimulates the NMDA receptor may be effective for the treatment of the positive symptoms, negative symptoms and cognitive deficiencies associated with schizophrenia and therefore may be successful when added to current medications that more specifically treat the positive symptoms of schizophrenia.
D-Serine clinical trials
A physician-sponsored Phase IIa placebo-controlled six week study conducted in Taiwan in 28 patients provided preliminary data to support that D-Serine, when administered in conjunction with antipsychotic medications, compared to antipsychotic medications alone, can improve the positive symptoms, negative symptoms and cognitive deficits of schizophrenic patients. In this study, patients in the D-Serine treatment group experienced statistically significant (p<0.05) improvements in positive, negative, and cognitive symptoms at weeks 2, 4, and 6 of the study compared to patients on antipsychotic medications alone. These results have been replicated in a second physician-sponsored pilot study conducted in Israel where 39 schizophrenic patients undergoing treatment with the antipsychotics risperidone or olanzapine participated in a double-blind, placebo-controlled, six-week crossover trial with 30 mg/kg/day D-Serine added to their antipsychotic medication. D-Serine administration induced increased serine serum levels (p<0.001) and resulted in significant improvements in positive, negative, cognitive, and depression symptoms, as measured by the Positive and Negative Syndrome Scale (p<0.001). For approximately one third of the sample, D-Serine treatment resulted in significant (>20%) reductions in Brief Psychiatric Rating Scale total scores. In both studies, patients tolerated oral doses of D-Serine well.
We plan to submit an IND for D-Serine in late 2005. After submitting the IND, we will conduct a Phase I trial. Following this trial, we will seek to reproduce the results of the Phase IIa trials in a larger Phase IIb trial of our own in the United States, expanding the course of therapy from six weeks to twelve weeks. Assuming our development progresses as expected, we believe we could be in position to submit an NDA by the end of 2009 for D-Serine as an add-on therapy to current medications for the treatment of schizophrenia. By pursuing the development of D-Serine as add-on therapy, rather than a stand-alone product candidate, we believe that this will allow us to complete our Phase III program more rapidly and at less cost. Given the major medical need for drugs that can improve the negative symptoms and cognitive deficits associated with schizophrenia, we intend to seek fast track designation from the FDA for our application.
Mechanism of action
D-Serine stimulates the NMDA receptor in the brain, which has been implicated in the pathophysiology of cognitive disorders such as schizophrenia, Alzheimer’s disease and autism. The NMDA receptor plays a critical role in brain development, memory, and normal brain function by selectively amplifying key neural signals and helping the brain to respond to some messages and ignore others, thereby facilitating mental focus. NMDA receptors also participate in the regulation of dopamine

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release, and the blocking of NMDA receptors produces the same disturbances of dopamine function typically seen in patients with schizophrenia. Understimulation of the NMDA receptor, alone, may explain both the negative and cognitive symptoms associated with schizophrenia, as well as the dopamine abnormalities which are thought to be the root cause of the positive symptoms. Studies have shown that D-Serine is enriched in the forebrain, areas that are also rich in the NMDA receptor. Furthermore, studies have demonstrated that serum and brain levels of D-Serine in patients with schizophrenia are significantly lower than those of healthy people.
Commercialization and partnering of D-Serine
Psychiatrists are the primary caregivers for the schizophrenic patient population. There are approximately 30,000 psychiatrists in the United States and Canada. However, according to NDC Health, a medical information provider, 75% of the prescriptions for neuroleptic antipsychotic medications written by psychiatrists are written by less than 8,000 physicians. Assuming FDA approval of tetrabenazine, we intend to develop relationships with these high prescribers through our marketing of tetrabenazine for the treatment of chorea associated with Huntington’s disease and eventually tardive dyskinesia. In Canada, Nitoman is already approved for tardive dyskinesia, and we already target and call on high-prescribing psychiatrists in Canada. We believe that this targeting and promotional efficiency should provide us with a good opportunity, if D-Serine is approved, to develop the market and effectively launch D-Serine for schizophrenia with high prescribing psychiatrists and key opinion leaders. However, the nature of the market opportunity, including primary care physician targets, may also present us with opportunities to partner D-Serine in the United States and Canada by collaborating with companies with larger sales forces. We also plan to seek commercial collaborators in Europe and Asia for the commercialization of D-Serine.
We intend to develop D-Serine through Phase IIb clinical trials to confirm the safety and efficacy data generated by investigator-sponsored Phase IIa data. We believe that, if the results of our larger Phase IIb clinical trials are consistent with the Phase IIa data, we should be in a position to partner with a large pharmaceutical company for the worldwide development and potential commercialization of D-Serine for the treatment of schizophrenia.
Other potential indications
Autism is a complex developmental disability that affects learning, social interaction and communication. There is currently no effective treatment for autism. Several reports have suggested that the NMDA-glycine system in the frontal cortex of the brain may be involved in the genesis and symptoms of autism, and that disruption of the transmission of glutamate in the cortex may be the primary biochemical abnormality underlying autism. Low doses of glutamate, acting at the NMDA receptor, have been shown to increase dendritic arborisation, or the formation of a treelike growth (which is defective in autistic patients), learning (which is defective in autism), and memory. In a recent pilot study of 10 children with autism, conducted in the United States, D-Cycloserine, an analog of D-Serine, was shown to have a statistically significant effect in improving symptoms (p<0.02). However, D-Cycloserine toxicities and its inverted U-shape dose-response curve have limited its clinical utility to date. As a result, we believe that D-Serine may have the potential to more safely and effectively treat autism.
Alzheimer’s disease is a progressive, neurodegenerative disorder that is associated with a global impairment of higher mental function, with loss of memory being the primary symptom. Several lines of evidence suggest that a dysfunction in glutamate transmission via the NMDA subtype of glutamate receptors might be involved in the pathophysiology of Alzheimer’s disease. It has been reported that NMDA receptors are selectively and differentially decreased in areas of the brain with Alzheimer’s disease, suggesting that the disease might be associated with a loss of NMDA receptors in selected brain regions. In a recent investigator-sponsored study, it was demonstrated that serum levels of

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D-Serine in patients with Alzheimer’s disease were decreased in comparison to those of healthy people and may result in the inadequate functioning of the NMDA receptor in patients with Alzheimer’s disease. Therefore, we believe that D-Serine may also play a possible role in the pathophysiology of Alzheimer’s disease and its treatment. We currently plan to pursue D-Serine for the treatment of autism and Alzheimer’s disease either through our own development efforts or through collaboration and partnership arrangements, after we have submitted the IND for schizophrenia and made substantial progress in early clinical studies in the United States.
PPI-03306
Product overview
PPI-03306 is a small molecule that selectively modulates a key enzyme involved in the synthesis of serotonin. Serotonin is a chemical neurotransmitter implicated in the regulation of sleep cycles. PPI-03306 is a product candidate in early development for the treatment of sleep apnea, a disorder characterized by interrupted breathing during sleep. There are currently no FDA-approved drugs to treat sleep apnea. We have in-licensed exclusive worldwide rights to develop and commercialize PPI-03306 for the treatment of sleep apnea as well as certain other neurological conditions. In one study conducted outside the United States in patients with anxiety, the active ingredient in PPI-03306 was observed in one patient to have beneficial effects in the control of symptoms related to sleep apnea.
We have commenced a development program in Europe to evaluate whether PPI-03306 is effective for the treatment of sleep apnea. We expect to release the results of a placebo-controlled Phase II trial in this program in the fourth quarter of 2006.
Market overview
Sleep apnea is a common sleep disorder, afflicting as many as 30 million people worldwide. Sleep apnea is characterized by brief interruptions in breathing (approximately 10 to 30 seconds at a time) during sleep. These short stops in breathing can occur as often as hundreds of times every night, leading to disrupted sleep, daytime sleepiness and impaired quality of life. Sleep apnea has also been shown to increase the risk of heart attack and hypertension. There are three types of sleep apnea: obstructive, central, and mixed. Of the three types, obstructive sleep apnea is the most common and is caused by a blockage of the airway, usually when the soft tissue in the rear of the throat collapses and closes during sleep. In central sleep apnea, the airway is not blocked, but the brain fails to signal the muscles to breathe due to the progressive loss of a small group of nerve cells in the brain. Mixed sleep apnea, as the name implies, is a combination of obstructive and central sleep apnea. The cause of sleep apnea remains unknown, and there is currently no validated animal model of the disease, making it very difficult to study the underlying causes of the disease and discover a pharmacologic therapy.
Today, the only FDA-approved treatment for sleep apnea is the application of a nasal CPAP mask that is worn over the nose during sleep, and uses pressure from an air blower to force air through the nasal passages. The air pressure is adjusted so that it is just enough to prevent the throat from collapsing during sleep. Because it is uncomfortable, many patients with sleep apnea refuse to wear it despite the severe medical consequences. The only other existing treatments specifically for people with sleep apnea involve surgery, such as the removal of excess tissue in the back of the throat, or a tracheotomy, in which a small hole is made in the windpipe and a tube is inserted into the opening that is kept open during sleep so that air flows directly into the lungs, bypassing any upper airway obstruction. There are currently no other FDA-approved medical treatments for sleep apnea.
PPI-03306 clinical trials
The active ingredient in PPI-03306 was originally in development in Europe for the treatment of anxiety. Extensive preclinical and toxicology work have been conducted on the active ingredient in

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PPI-03306. Additionally, a total of eight clinical trials were conducted with the active ingredient in PPI-03306 for another CNS indication (anxiety) involving 528 healthy volunteers and patients, leading to two publications in peer-reviewed journals. While the active ingredient in PPI-03306 was shown to be well tolerated in humans, a lack of substantial efficacy in treating anxiety led to discontinued development. However, it was observed by chance to reduce the effects of sleep apnea in one of the patients in one of the trials.
Given the large size of the market, the unmet need for medical treatments, and what we believe will be the relatively low cost to confirm efficacy in patients, we have designed a small placebo-controlled trial with PPI-03306 to try to confirm the prior observation that it reduces the number of episodes of sleep apnea. We believe that we may be able to evaluate the clinical efficacy of PPI-03306 in sleep apnea in our planned Phase II clinical trials with as few as 20 to 30 patients, since sleep apnea episodes are easily measured by a sleep electroencephalogram, which detects abnormalities in the electrical activity of the brain during sleep. If we are able to confirm this observation, we would consider entering into collaboration agreements or initiating an expanded development program that could ultimately lead to further clinical trials and the submission of an NDA.
SALES AND MARKETING
In late 2004, we began promoting Nitoman in Canada through a sales team comprised of a regional director, three sales representatives, and a medical science liaison specialist. Beginning in the first quarter of 2005, Phase 4 Health, a Canadian specialty pharmacy, has been filling prescriptions for Nitoman in Canada. Phase 4 Health provides patients with reimbursement assistance, patient counselling and a compliance program. Additionally, Phase 4 Health manages product sampling to encourage new patients to try the product. As of March 2005, we have had the benefit of advice from Phase 4 Health regarding the marketing and supply of Nitoman in Canada. With the assistance of Phase 4 Health, we intend to refine the retail marketing and supply of Nitoman in Canada approximately three months prior to our expected United States launch of tetrabenazine. We believe that this will allow us to better control the distribution of Nitoman in Canada and reduce potential importation of Nitoman into the United States. Taking advantage of our experience commercializing Nitoman in Canada, we will be expanding our United States sales and marketing organization to support the anticipated commercial launch of tetrabenazine in the United States, which could begin as early as the first half of 2006. We intend to distribute tetrabenazine exclusively through specialty pharmacies in the United States and to use specialty pharmacy distribution for a number of our additional pipeline product candidates.
Our United States and Canadian sales and marketing organization is led by our senior director of commercial operations, who has 15 years of experience in sales and marketing at large pharmaceutical and biotechnology companies. We are also building an internal marketing organization that will be responsible for executing the tetrabenazine marketing plan, establishing pre-launch awareness of tetrabenazine through educational programs and supporting our sales force. As shown in the “sales force targeting strategy” pyramid below, our domestic sales representatives will initially target the approximately 800 movement disorder specialists who treat substantially all of the movement disorder patients in the United States and Canada, but as we launch new indications for tetrabenazine and our other product candidates, if and when approved, our sales force will expand its focus on the physician community to include a greater number of high-prescribing neurologists and psychiatrists, in addition to movement disorder specialists. We intend to launch tetrabenazine in the United States with a sales force of approximately 24 sales representatives, which we believe will be able to effectively access the vast majority of the potential prescribers of tetrabenazine. In addition, we intend to conduct continuing medical education programs, medical symposia, and regional speaker programs aimed at developing the market and establishing awareness of tetrabenazine in the physician community. We intend to increase the size of our domestic sales force, as necessary, once tetrabenazine gains market

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acceptance and as we launch expected additional indications and product candidates in the future, particularly those product candidates that will compete in markets with larger physician audiences.
LICENSING AGREEMENTS AND COLLABORATIONS
Tetrabenazine
We hold commercialization rights to tetrabenazine products in the United States and Canada through two separate agreements with Cambridge.
United States
Under our current United States agreement with Cambridge, we have an exclusive license to develop and commercialize an oral formulation of tetrabenazine tablets in the United States. In consideration of the rights granted to us, we share net revenues of tetrabenazine tablets equally with Cambridge. Cambridge is obligated to supply, and we are obligated to purchase from Cambridge, all of our requirements of tetrabenazine tablets for sale in the United States. In addition, we are subject to minimum sales and order quantities during each year of the term. If a dispute arises with respect to such minimum order or sales quantities and such dispute is not resolved by the parties or by arbitration, the then-current minimum order or sales quantities are subject to automatic escalation. The amount of the automatic escalation is substantial, up to 25%, year over year, for disputes that arise during the first three years following the effective date. Additionally, Cambridge may elect to cease supplying us with tetrabenazine tablets on at least six months’ notice. During the term of the agreement and for at least a 12 month period after termination, the agreement prohibits us from engaging in, or assisting third parties to engage in, during the term of the agreement, product development or commercialization activities for other tetrabenazine products, products containing active substances similar to tetrabenazine, or products for the treatment of hyperkinetic movement

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disorder symptoms that are treatable with tetrabenazine. Cambridge also is prohibited, during the term of the agreement, from engaging in, or assisting third parties to engage in, product development or commercialization activities for other tetrabenazine products, products containing active substances similar to tetrabenazine, or products for the treatment of hyperkinetic movement disorder symptoms that are treatable with tetrabenazine other than the product provided by Cambridge or certain related compounds. If Cambridge wishes to develop one or more such related compounds or a new formulation of tetrabenazine, we may obtain exclusive commercialization rights to the new compound or formulation in the United States by sharing certain development costs incurred by Cambridge. However, if we do not choose to share such development costs, Cambridge may independently develop such compound or formulation without further obligation to us.
The term of the United States agreement extends until 15 years after the date of the last marketing approval we obtain for a covered product, unless otherwise terminated earlier in accordance with its terms. Cambridge may terminate the agreement in certain circumstances, some of which are described in greater detail in “Risk factors — Risks related to our intellectual property — We rely extensively on compounds and technology licensed from outside parties and termination of any of those licenses would prevent us from marketing our product candidates.” In addition, either party may terminate the agreement under certain circumstances, including a material breach of the agreement by the other.
Canada
In April 2004, we entered into a distribution agreement with Cambridge under which we received exclusive rights to distribute Nitoman tablets in Canada. Cambridge has licensed the rights to Nitoman from Life Health Limited, which owns the drug identification number for Nitoman. Under our agreement with Cambridge, Cambridge is obligated to supply, and we are obligated to purchase exclusively from Cambridge, all of our requirements of Nitoman tablets. We pay Cambridge a fixed price per unit for an initial quantity of tablets ordered during each 12 month period beginning on April 26. With respect to any further orders during that year, Cambridge receives an amount equal to the greater of: (i) a fixed price, and (ii) 50% of net product revenues on a per unit basis. In 2004, we paid approximately $1.7 million to Cambridge. We are subject to annual minimum sales and order quantities, which quantities have been set for only the first five years of the term and are subject to adjustment by the parties. If a dispute arises with respect to such minimum order or sales quantities and such dispute is not resolved by the parties or by arbitration, the then-current minimum order or sales quantities are subject to automatic escalation. The amount of the automatic escalation is substantial, up to 15%, year over year, for disputes that arise during the first three years following the effective date. Moreover, either party may request an annual adjustment of the minimum sales and order quantities. The optional annual adjustments are subject to automatic escalation if the parties fail to agree on the adjusted amounts as described above. Additionally, Cambridge may elect to cease supplying us with Nitoman on at least six months’ notice. Finally, the agreement restricts both us and Cambridge from engaging in certain competitive product development activities in a manner similar to that prohibited by the United States license agreement for tetrabenazine.
The term of the agreement continues until ten years after the date of the last marketing approval we obtain in Canada pertaining to the product, unless otherwise terminated earlier in accordance with its terms. Either party may terminate the agreement under certain circumstances, including a material breach of the agreement by the other, and Cambridge may terminate the agreement in certain additional circumstances described in the “Risk factors — Risks related to our intellectual property — We rely extensively on compounds and technology licensed from outside parties and termination of any of those licenses would prevent us from marketing our product candidates.”

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Lisuride
In September 2003, we entered into a Development and Commercialization License and Clinical Supply Agreement with NeuroBiotec for exclusive rights to sell or have sold and import or have imported, in the United States and Canada, human pharmaceutical lisuride products formulated for transdermal, subcutaneous, intravenous, and other non-oral sustained release administration. Under the agreement, we also have non-exclusive rights to manufacture and use such products for the purpose of selling such products in the United States and Canada. In order to retain our exclusive rights under the NeuroBiotec license we must timely satisfy the applicable marketing objectives, which are to be defined in the future. Our licensed rights include five pending United States patent applications relating to certain transdermal formulations of lisuride, methods of using such formulations, as well as rights to other NeuroBiotec intellectual property, including all clinical data which we would submit to the FDA. In consideration for the license, we have made payments aggregating $1,950,000 to NeuroBiotec and we are obligated to pay NeuroBiotec certain payments based upon our achievement of certain clinical and regulatory milestones, which could be up to $8.6 million if both the FDA and Canadian regulatory authorities approve both the transdermal formulated lisuride product for the treatment of Parkinson’s disease and the subcutaneous formulated lisuride product for the treatment of an additional specified Parkinson’s disease indication. Additional milestone payments would be due if we develop or commercialize additional lisuride products. Under the NeuroBiotec license agreement, we are also obligated to pay a royalty based upon a single-digit percentage of net sales of the licensed products during a period that runs, on a product-by-product basis, for at least ten years from first commercial sale of the product and terminates generally upon the earlier of fifteen years after that first commercial sale of the product, the expiration of the exclusivity under the licensed patents, and the expiration of any exclusive marketing rights obtained in a country of sale for such product.
Through our agreement with NeuroBiotec, we have obtained access to certain data and know-how of Schering AG (the original developer of lisuride). We have also obtained a waiver directly from Schering of certain rights that Schering otherwise retained under its agreement with NeuroBiotec, or otherwise, to develop and sell transdermal and other sustained release lisuride products in the United States and Canada. We obtained this waiver through an agreement to which we, NeuroBiotec and Schering are parties. In consideration of these rights, we also are obligated to pay single-digit royalties to Schering on net sales of certain lisuride transdermal products and lisuride sustained release products, which obligation extends, on a country-by-country basis, for the ten year period following the date of first commercial sale of such products in each of the United States and Canada. The royalty obligations that are due to Schering are in addition to milestone payments and royalty obligations payable to NeuroBiotec and apply to sales of ready to use pharmaceutical specialties for human use containing lisuride, lisuride hydrogen maleate or active salts or esters thereof formulated either for transdermal use or for other non-oral sustained release, without regard to whether such products are covered or claimed in any patent or patent application licensed to us.
D-Serine
We have rights under two separate license arrangements that relate to the development and commercialization of D-Serine. In October 2000, Prestwick Scientific Capital, Inc., entered into a worldwide, exclusive license agreement with the Massachusetts General Hospital. We subsequently acquired this license, which allows us access to certain patents relating to the treatment of neuropsychiatric disorders. In consideration for the license, Prestwick Scientific Capital paid Massachusetts General Hospital an initial signing fee of $20,000 and we are obligated to pay future milestone payments, a low double-digit percentage of any consideration we receive for granting a sublicense of the licensed technology, and royalties based upon a low single-digit percentage of net sales of licensed products. The payments based on sublicense revenue continue as long as we receive

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payments for a sublicense, whereas the royalties based on our sale of licensed products terminate ten years after the first commercial sale of any licensed product anywhere in the world or, if later, on expiration of the last relevant claim of any licensed patent. The term of the agreement extends until the expiration of all applicable royalty obligations, unless terminated earlier in accordance with its terms. Under our agreement, Massachusetts General Hospital has certain rights to propose that Prestwick pursue commercial development of an additional compound under the agreement and to receive a grant back of rights under the license patents if we decline to develop such compound.
In September 2004, we entered into an exclusive license agreement with Daniel C. Javitt and Glytech, Inc. to certain patents and technology relating to D-Serine and other compounds that stimulate neurotransmission at NMDA-type glutamate receptors. With respect to the compound glycine, this license is subject to the licensors’ retained right to sell glycine for non-pharmaceutical purposes only, for a period generally expiring on a country-by-country basis upon our first commercial sale of a licensed product in the applicable country (except in the United States, where the retained right has a five-year minimum term). In consideration for this license, we paid an initial license fee and have an obligation to pay development and commercialization milestone payments together with a royalty based upon a low single-digit percentage of net sales of licensed products. Our royalty obligations under the agreement terminate on a product-by-product and country-by-country basis generally upon the later of the expiration of the licensed patents or ten years from first commercial sale. Further, Javitt and Glytech have certain rights under our agreement to propose that we pursue commercial development of, or license, one or more additional products covered by the licensed patents and to receive a right to do so if we decline.
PPI-03306
We obtained rights to certain patent applications covering PPI-03306 under a license agreement entered into between Prestwick Scientific Capital, Inc., and Dr. Maurice Gittos in June 2001, which was contributed to us at the time of our formation. Under the license agreement, we hold an exclusive worldwide license to develop and commercialize PPI-03306 for the treatment of sleep apnea and other neuropsychiatric conditions. In consideration for the license, we are obligated to pay development milestones a percentage of revenues received if we grant sublicense rights under the licensed technology, and royalties based upon a percentage net sales of licensed products. Our royalty obligations under the agreement terminate on a product-by-product and country-by-country basis generally upon the later of the last to expire of the licensed patents or any exclusive marketing rights granted under the laws of such country.
INTELLECTUAL PROPERTY AND PATENTS
Tetrabenazine
In the United States, we have received orphan drug designation for tetrabenazine for the treatment of Huntington’s disease and moderate to severe tardive dyskinesia and we intend to seek orphan drug exclusivity for other product candidates in the future. Orphan drug exclusivity by the FDA for a particular product in a particular indication normally provides seven years of market exclusivity for such active pharmaceutical ingredient for such indication following the date of marketing approval by the FDA unless a clinically superior product comes to market. We have no similar protection in Canada. We have no patent protection on the composition of matter of the tetrabenazine compound.
Lisuride
We have in-licensed rights under certain patent applications relating to lisuride, including methods of using lisuride for Restless Legs Syndrome, various combination therapies involving Lisuride Transdermal, and an application directed to a formulation for Lisuride Transdermal. We have no patent protection for the composition of matter of the lisuride compound.

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We are aware of issued United States patents having claims that cover certain transdermal lisuride formulations and/or the transdermal use of lisuride. We do not have licenses to these patents nor do we believe that a license to these patents is required to develop, commercialize or sell Lisuride Transdermal as presently formulated. However, if we change the formulation of Lisuride Transdermal to more than double the currently expected maximum delivered dose of lisuride, these patents could affect our ability to develop, commercialize and sell Lisuride Transdermal. The owners of these patents may initiate a lawsuit alleging infringement of one of more of these patents and, if they did, we may not be successful in defending such suits. Additionally, our ability to develop, commercialize and sell Lisuride Transdermal could be affected if the formulation of our product changed with respect to its components, or if we fail to obtain rights to certain components of the present formulation of Lisuride Transdermal. Failure to obtain such rights on commercially reasonable terms could affect our ability to develop, commercialize and sell Lisuride Transdermal as presently formulated.
D-Serine
We have in-licensed rights under certain patent applications and patents relating to the use of D-Serine in the treatment of schizophrenia. Our license provides us with worldwide exclusive development and commercialization rights to D-Serine for psychosis and neuropsychiatric disorders, including schizophrenia, autism and Alzheimer’s disease. We have no patent protection for the composition of matter of the D-Serine compound.
We are aware of one issued United States patent that contains claims covering subject matter that, if construed broadly, could restrict our ability to develop, manufacture, and sell our D-Serine product candidate. We currently have no rights to this patent. The owner of this patent may initiate a lawsuit alleging infringement. If a lawsuit is initiated, we have a number of defenses that we will assert. However, we cannot guarantee that any such defenses would be successful.
PPI-03306
We have in-licensed rights under certain patent applications relating to PPI-03306 and the use of PPI-03306 in the treatment of sleep apnea. Our license provides us with worldwide exclusive development and commercialization rights to PPI-03306 for sleep apnea.
In addition, we are aware of one issued United States patent that contains claims covering subject matter that, if construed broadly, could restrict our ability to develop, manufacture, and sell our PPI-03306 product. We currently have no rights to this patent. The owner of this patent may initiate a lawsuit alleging infringement. However, this patent should expire before we plan to commercialize our PPI-03306 product.
For all of our product candidates, we also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. Our practice is to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or other relationships with us. These agreements generally provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties. In the case of employees, the agreements generally provide that all discoveries, developments, inventions and other intellectual property conceived or reduced to practice by the individual while employed by us will be our exclusive property. In the case of advisors and consultants, the agreements generally provide that all discoveries, developments, inventions, and other intellectual property conceived or reduced to practice by the individual as a result of performance of services for us and not resulting from research related to work supported by another entity with which the individual is party to a confidentiality agreement, shall be our exclusive

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property. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy to us in the event of unauthorized disclosure of confidential information or other breaches of the agreements.
COMPETITION
We face, and will continue to face, intense competition from other pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. We compete with existing and new products being developed by our competitors. Some of these competitors are pursuing the development of pharmaceuticals that target the same diseases and conditions that our product development programs target. In addition, we may face competition from drugs that are approved for other indications but are being used “off-label” to treat indications for which we are developing product candidates. In each of our development programs for product candidates addressing indications for which there are currently therapies available, we intend to complete clinical trials designed to evaluate the potential advantages of our product candidates as compared to or in conjunction with the current standard of care.
Hyperkinetic Disorders
In the area of hyperkinetic disorders, which tetrabenazine targets, there are currently no FDA-approved treatments in the United States. We are aware of products in development that would target this market, although all such products of which we are aware are in the early stages of clinical trials. Additionally, UCB is exploring whether levetiracetum, an existing drug that has been approved by the FDA for another indication, could be effective in treating chorea associated with Huntington’s disease.
Advanced Parkinson’s disease
In the area of advanced Parkinson’s disease, which Lisuride Subcutaneous is intended to target, there are currently very few options for patients, consisting of surgical intervention either through thalamotomy or pallidotomy, where a probe is inserted into the brain structure and a high frequency energy current is used to destroy a small area in these regions to better control tremor or dyskinesias, respectively, or the use of deep brain stimulation.
Parkinson’s disease
There are a number of products currently FDA-approved for the treatment of Parkinson’s disease, which Lisuride Transdermal is intended to target. However, to date only multi-dose oral or injectable agents have been approved by the FDA as anti-Parkinson’s therapy. The FDA-approved drugs include a number of effective dopamine agonists and precursors like levodopa/carbidopa (Sinemet) which are marketed in oral dosage forms. Some oral dopamine agonists are being developed in once-daily extended release dosage forms for oral delivery by GlaxoSmithKline (ropinirole) and Pfizer (pramipexole). Additionally, Schwarz Pharma and Aderis Pharmaceuticals have conducted extensive Phase II clinical trials with a once-daily transdermal patch administering rotigotine, a new dopamine agonist, for the treatment of Parkinson’s disease. While rotigotine is a new dopamine agonist and the patch is a novel formulation, it is possible that one or more of the current FDA-approved dopamine agonists could have sufficient potency and skin permeability to be suitable for formulation into a patch although we are not aware of programs currently in this area. There is also considerable effort and investment being made by biotechnology firms in cell transplantation approaches to treatment of Parkinson’s disease.
Restless Legs Syndrome
There are currently no FDA-approved drugs for the treatment of Restless Legs Syndrome in the United States, although there is significant off-label use of drugs approved for other indications. Other

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companies are pursuing an indication for Restless Legs Syndrome. GlaxoSmithKline has received approval to market its drug Requip in Europe for the treatment of Restless Legs Syndrome and has submitted a supplemental NDA, or sNDA, which is currently under review by the FDA, for approval of Requip for the treatment of Restless Legs Syndrome in the United States. Ropinirole is already approved for the treatment of Parkinson’s disease in the United States and Europe. Additionally, Schwarz Pharma is pursuing a Restless Legs Syndrome indication for rotigotine, and Pfizer is pursuing a Restless Legs Syndrome indication for pramipexole, which has already been approved by the FDA for the treatment of Parkinson’s disease.
Schizophrenia
In the area of schizophrenia, there are many FDA-approved treatments in the United States, primarily consisting of neuroleptic antipsychotics such as Zyprexa from Eli Lilly, risperidol from Johnson and Johnson and Abilify from Bristol-Myers Squibb. However, we believe that our D-Serine product will be complementary to these products, rather than directly competitive.
Sleep Apnea
The only currently effective treatment for sleep apnea is CPAP. Provigil, a psychostimulant marketed by Cephalon, has been shown to improve daytime vigilance and therefore may reduce the effects of sleep apnea, but the drug does not directly treat the causes of sleep apnea.
In addition, the companies described above and other competitors may have a variety of drugs in development or awaiting FDA approval that could reach the market and become established before we have a product to sell. Our competitors may also develop alternative therapies that could further limit the market for any product candidates that we may develop. Many of our competitors and their collaborators have significantly greater experience than we do in preclinical and clinical trials of potential pharmaceutical products; and obtaining FDA and other regulatory clearances.
In addition, many of our competitors and their collaborators have substantially greater advantages in the following areas:

--	capital resources;

--	research and development resources;

--	regulatory expertise;

--	obtaining and maintaining protection of intellectual property;

--	experience in obtaining reimbursement and securing approval for placement in formularies;

--	manufacturing capabilities; and

--	sales and marketing.
Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of our competitors have products that have been approved or are in advanced development. We face competition from other companies, academic institutions, governmental agencies and other public and private research organizations for collaborative arrangements with pharmaceutical and biotechnology companies, in recruiting and retaining highly qualified scientific and management personnel and for licenses to additional technologies. Our competitors, either alone or with their collaborators, may succeed in developing technologies or drugs that are more effective, safer, and more affordable or more easily administered than ours and may achieve patent protection or commercialize drugs sooner than we can. Developments by others may render our drug candidates or our technologies obsolete. Our failure to compete effectively could have a material adverse affect on our business.

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MANUFACTURING
We do not currently own or operate manufacturing facilities and have no experience in manufacturing pharmaceutical products. We rely and expect to continue to rely on outside parties to produce all clinical and commercial quantities of our product candidates. There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Although there are several potential manufacturers capable of manufacturing our product candidates, we intend to select and rely initially on one party to manufacture each of our product candidates, if and when approved. Our contract manufacturers are subject to extensive governmental regulation. Our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP on an ongoing basis, mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.
Tetrabenazine. Under the terms of our agreements with Cambridge we are required to purchase from Cambridge all of our requirements of tetrabenazine. If Cambridge is unable to supply us with sufficient quantities of the drug, we may not have rights to access Cambridge’s know-how relating to the manufacture of the product. The manufacturing of this drug is relatively simple and, accordingly, we do not believe that it would be difficult to find a manufacturer to replace Cambridge, if necessary, although we could experience a temporary delay in securing alternative manufacturing and we may receive less favorable pricing from the alternative manufacturer.
Lisuride Subcutaneous. Ivax currently manufactures lisuride powder, which is then used in reconstitution and commercial packaging. IDT currently manufactures lisuride solution and packages it in the commercial vials. The mini-pump mechanism for delivery of the product will be a 510(k) cleared external infusion pump for subcutaneous infusion. We currently have not selected a manufacturer for the pump that we would use in developing and commercializing Lisuride Subcutaneous. Although we are considering different varieties of pumps from different manufacturers, we have not entered into any agreement for the supply of a pump, but do not expect to experience any problems in obtaining sufficient supplies of a pump.
Lisuride Transdermal. We have selected Novosis as our manufacturer for Lisuride Transdermal. Ivax currently manufactures lisuride powder, which is then used by Novosis in the manufacture of the patch. We believe that we may have a competitive advantage because lisuride and the patch are relatively difficult to manufacture. However, this may also make it difficult and costly for us to find alternate manufacturing sources if our contract manufacturers are unable to meet our needs.
D-Serine and PPI-03306. We have selected manufacturers for our supplies of D-Serine and PPI-03306 for clinical trials. These products are relatively simple to manufacture and we do not foresee any difficulties in obtaining alternative manufacturing sources to produce them in sufficient quantities if our current contract manufacturers are unable to meet our needs.
GOVERNMENTAL REGULATION AND PRODUCT APPROVAL
The FDA and comparable regulatory agencies in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of any products we commercialize.

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United States
The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

--	preclinical laboratory and animal tests;

--	submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

--	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

--	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

--	FDA approval of a new drug application, or NDA, or NDA supplement.
The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.
Prior to commencing the first clinical trial, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Further, an independent institutional review board with jurisdiction over each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center.
For purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

--	Phase I: The drug is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

--	Phase II: Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II trial that could, if positive, serve as a pivotal trial in the approval of a drug.

--	Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.
Clinical trials are designed and conducted in a variety of ways. A “placebo-controlled” trial is one in which the trial tests the results of a group of patients, referred to as an “arm” of the trial, receiving the drug being tested against those of an arm that receives a placebo, which is a substance that the researchers know is not therapeutic in a medical or chemical sense. In a “double-blind” study, neither the researcher nor the patient knows into which arm of the trial the patient has been placed, or whether the patient is receiving the drug or the placebo. “Randomized” means that upon enrollment patients are placed into one arm or the other at random. “Parallel control” trials generally involve studying a patient population that is not exposed to the study medication (i.e., is either on placebo or

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standard treatment protocols). In such studies experimental subjects and control subjects are assigned to groups upon admission to the study and remain in those groups for the duration of the study. An “open label” study is one where the researcher and the patient know that the patient is receiving the drug. A trial is said to be “pivotal” if it is designed to meet statistical criteria with respect to pre-determined “endpoints,” or clinical objectives, that the sponsor believes, based usually on its interactions with the relevant regulatory authority, will be sufficient for regulatory approval. In most cases, two “pivotal” clinical trials are necessary for approval.
Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied after a drug receives approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.
The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement, for approval of a new indication if the product candidate is already approved for another indication. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional pre-clinical or clinical data, including an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.
Satisfaction of FDA requirements or similar requirements of foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a product candidate is intended to treat a chronic disease, as is the case with the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Two key factors influencing the progression of clinical trials are the rate at which patients can be recruited into clinical trials and whether effective treatments are currently available for the disease the drug is intended to treat. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available, as well as alternate research studies. If the product candidate is indicated for a disease for which there are already approved treatments on the market, as is the case for lisuride, there may be difficulty enrolling sufficient numbers of patients for clinical trials.
Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for new indications for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials and even product candidates that show favorable results in late stage clinical trials may not get approved for commercialization. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

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Delays in obtaining, or failures to obtain, additional regulatory approvals for tetrabenazine or any of our other product candidates would significantly harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.
Pursuant to the Food and Drug Administration Modernization Act, the FDA has developed “Fast Track” policies, which provide for the potential for expedited review of an NDA. However, there is no assurance that the FDA will, in fact, accelerate the review process for a Fast Track product candidate. Fast Track status is provided only for those new and novel therapies that are intended to treat persons with life-threatening and severely debilitating diseases, where there is a defined unmet medical need, such as where no satisfactory alternative therapy exists or the new therapy is significantly superior to alternative therapies. During the development of product candidates that qualify for this status, the FDA may expedite consultations and reviews of these experimental therapies. Further, an accelerated approval process is potentially available to product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses. The FDA can base approval of a marketing application for a Fast Track product on an effect on a clinical endpoint, or on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may condition the approval of an application for certain Fast Track products on additional post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Fast Track status may be revoked by the FDA at any time if the clinical results of a trial fail to continue to support the assertion that the respective product candidate has the potential to address an unmet medical need. Although the FDA has granted Fast Track status to tetrabenazine for the treatment of chorea associated with Huntington’s disease, there can be no assurance that the FDA will conduct an expedited review of the NDA or that the NDA will be approved at all. After a fast track product is approved for marketing, the FDA can withdraw its approval under expedited procedures if the sponsor fails to conduct any required post-approval study of the product, if the post-approval study fails to demonstrate clinical benefit, if the FDA concludes that the product is not safe or effective, or if the sponsor disseminates false or misleading promotional materials for the product.
Pursuant to the Orphan Drug Act, the FDA may designate a drug intended to treat a “rare disease or condition” as an “orphan drug.” A “rare disease or condition” is generally one that affects fewer than 200,000 people in the United States. Orphan drug designation must be requested before submitting an NDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for use for which it has such designation, the product is entitled to exclusive marketing rights in the United States for seven years following the approval of the NDA, meaning that the FDA may not approve any other applications to market the same drug for the same indication during that period, except in limited circumstances. However, the FDA could approve a different drug for the same indication. The FDA can even approve the same drug for the same indication if the subsequent product is shown to be clinically superior to the product with orphan drug exclusivity. Orphan drugs may also be eligible for federal income tax credits for certain clinical trial expenses. The FDA has designated tetrabenazine as an orphan drug for the indications of chorea associated with Huntington’s disease and for moderate to severe tardive dyskinesia and we intend to seek orphan drug designations for certain other products in our product pipeline, including Lisuride Subcutaneous for advanced Parkinson’s disease. However, the Orphan Drug Act could be repealed, amended or reinterpreted in ways that may adversely effect the development of tetrabenazine or any other of our products which receive orphan drug exclusivity. Further, even if designated as an orphan drug, our products may not be approved before other applications and our product candidates may not be granted orphan drug exclusivity if approved. If a competitor also has an orphan drug designation for the same drug and indication, and receives marketing approval before us, our NDA would not be approved until our competitor’s orphan drug

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exclusivity expires. Therefore there can be no guarantee as to the precise scope of protection that may be afforded by orphan drug exclusivity.
Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, NDAs for new chemical entities not previously approved by the FDA may be entitled to a period of marketing exclusivity. The Hatch-Waxman Act provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting acceptance or approval of an abbreviated new drug application, or ANDA, from a generic competitor for up to five years after approval of the original NDA. This exclusivity only applies to submissions of an ANDA and would not prevent a third party from conducting pivotal clinical trials and thereafter filing a complete regulatory submission for approval. In some cases, new uses or formulations of approved drugs are eligible for three years of market exclusivity. If granted by the FDA, any Hatch-Waxman exclusivity will run concurrently with any other Hatch-Waxman exclusivity and orphan drug exclusivity that may be granted. Our competitors will be free during any period of statutory exclusivity to develop the data necessary either to file an ANDA at the end of the exclusivity period or to conduct studies in support of a complete NDA submission during the period of market exclusivity. The terms of the Hatch-Waxman Act, could be amended to our disadvantage.
Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, or cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers in order to ensure that the product meets applicable specifications. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.
The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, withdrawal of approval, seizure of product, injunction and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.
The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new disease indications for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.
Canada
The manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations in Canada. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada) and the regulations made under that Act. The national regulatory agency in Canada is Health Canada.

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Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by Health Canada. Outside Canada, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country and the time required may be longer or shorter than that required by Health Canada.
The Food and Drug Regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.
The principal activities which must be completed prior to obtaining approval for marketing of a therapeutic drug product are essentially the same in Canada as in most major markets of the world and are as follows:

--	Preclinical Animal Studies. Preclinical studies are conducted in animals to test pharmacology and toxicology and to do formulation work based on in vivo results.

--	Phase I Clinical Trials. Phase I clinical trials consist of testing a product candidate in a small number of humans for its safety (toxicity), dose tolerance and pharmacokinetic properties.

--	Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I trials and are conducted to evaluate the efficacy of a product candidate in patients having the disease or medical condition for which the product candidate is indicated. These trials also serve to further identify side effects and risks in a larger group of patients.

--	Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) in a controlled and/or uncontrolled environment to gather information about clinical safety and efficacy. These trials also generate information from which the overall benefit-risk relationship of the drug can be determined and provide a basis for drug labeling.
Two key factors influencing the progression of clinical trials are the rate at which patients can be recruited into clinical trials and whether effective treatments are currently available for the disease the drug is intended to treat. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available, as well as alternate research studies.
A Clinical Trial Application (CTA) must be filed and accepted by the Therapeutic Products Directorate (TPD) of Health Canada for pharmaceutical drugs or the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada for biological and radiopharmaceutical drugs before each phase of human clinical trials may begin. The CTA application must contain specified information including the results of the preclinical or clinical tests completed at the time of the CTA application. In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on chemistry and manufacturing methods must be presented. Health Canada conducts inspections to determine compliance with GMP. Good manufacturing practices and quality control procedures must be in place.
Upon completion of all clinical studies, the results are submitted to the TPD or BGTD as part of a New Drug Submission (NDS). A notice of compliance (NOC) which permits marketing of the product typically takes between 12 and 24 months from the date a NDS is submitted.
Even after marketing approval has been obtained, further studies may be required to provide additional data on safety and efficacy in order to gain approval for the use of a drug as a treatment for clinical indications other than those for which the product was initially tested. Also, Health Canada conducts post-market surveillance programs to monitor a product’s side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or efficacy problem involving an approved drug or medical device may result in Health Canada action requiring withdrawal of the product from the market.

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About one out of every five Canadians is covered by a provincial drug benefit plan. Each provincial drug benefit plan has its own “formulary,” a list of prescription and non-prescription drugs that the province agrees will be paid for under the plan. After marketing approval has been obtained for a new drug, provincial committees determine whether the drug should be added to the province’s formulary and how much the province is willing to pay for the drug. Refusal to sell the drug at the price set out by a provincial committee could result in removal of the drug from the provincial formulary.
PHARMACEUTICAL PRICING AND REIMBURSEMENT
In both the United States and foreign markets, the revenue associated with our products will depend significantly upon the availability of reimbursement from third-party payors. Third-party payors include various government health authorities such as the Centers for Medicare and Medicaid Services, or CMS, which administers Medicare and Medicaid, managed-care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services, including pharmaceuticals. In addition, significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products. Our products may ultimately not be considered cost-effective, and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to support a profitable operation or generate an appropriate return on our investment in product development.
The United States and foreign governments periodically propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before our product candidates are approved for marketing. Adoption of new legislation could further limit reimbursement for pharmaceuticals. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on pharmaceutical pricing. The marketability of our products may suffer if the government and other third-party payors fail to provide adequate coverage and reimbursement rates for our product candidates.
We intend to obtain coverage and reimbursement for our products from these third-party payors, however we cannot assure you that we will be successful in obtaining adequate coverage, reimbursement, or pricing, if any.
LEGAL PROCEEDINGS
We are not involved in any material legal proceedings.
FACILITIES
We currently lease our office space, consisting of an aggregate of 10,341 square feet, in Washington, D.C. 7,792 of which is leased under an informal, unwritten month-to-month arrangement with Prestwick Companies, Inc., a company affiliated by common control and ownership, and 2,549 of which is leased from an unaffiliated third party, with a term of two years. We believe that the terms of our arrangements with Prestwick Companies, Inc. are no less favorable to us than we could obtain from an unaffiliated party. In each case alternate space is readily available on acceptable terms.
EMPLOYEES
As of March 31, 2005, we had 29 full-time employees. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.
SCIENTIFIC ADVISORY BOARD
We have established a scientific advisory board consisting of scientists and other experts in our target markets. Individual members of this board advise us from time to time on scientific and medical matters. All members devote a substantial portion of their time and efforts to responsibilities outside of

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our company. The following table lists our scientific advisory board members and their title and professional affiliation:

Name	Title/Affiliation

Joseph Coyle, M.D.	Professor of Psychiatry, Harvard Medical School
Jean-Marie Lehn, Ph.D.	Professor, Medicinal Chemistry, University of Strasbourg; Nobel Laureate, 1987
Stuart Montgomery, M.D.	Professor Emeritus of Psychiatry, London University School of Medicine
Anne Young, M.D., Ph.D.	Chief, Department of Neurology, Massachusetts General Hospital
Arvid Carlson, M.D., Ph.D.	Professor Emeritus of Pharmacology, University of Goteborg, Sweden; Nobel Laureate, 2000
Camille Wermuth, Pharm.D., Ph.D.	Professor Emeritus of Medicinal Chemistry, Louis Pasteur University, France; President, Prestwick Chemical, Inc.
John Growdon, M.D.	Professor of Neurology, Harvard Medical School
DEVELOPMENT ADVISORY BOARD
We have also established a development advisory board consisting of experts familiar with the development of pharmaceutical products. This board meets approximately four times per year and individual members advise us on matters relating to the development of our products, including clinical trials. All members devote a substantial portion of their time and efforts to responsibilities outside of our company. The following table lists our development advisory board members and their title and professional affiliation:

Name	Title/Affiliation

Paul Leber, M.D.	Former Director of the Neuropharmacological Drug Products Division, Office of New Drugs, FDA; Director of NeuroPharm, LLC
Carl Leventhal, M.D.	Former Assistant Surgeon General; Former Deputy Director, Bureau of Drugs, FDA; Former Director of Division of Neurological Disorders, National Institutes of Health; Consultant
Richard Crout, M.D.	Former Director, Bureau of Drugs, FDA; Associate Director, Medical Research, National Institutes of Health
Sandie Morseth, Ph.D.	Former Reviewing Pharmacologist/ Toxicologist, FDA, CDER and CBER; Toxicology Consultant
William Kramer, Ph.D.	Former Director of Clinical Research, Boehringer Mannheim; Principal, Kramer Consulting, LLC
Michael Walker, M.D.	Former Director, Division of Stroke, Trauma and Neurodegenerative Disorders, National Institutes of Health
Roger Porter, M.D.	Former Deputy Director, National Institute of Neurological Disorders and Stroke, National Institutes of Health; Former Vice President and Deputy Head, Clinical Research, Wyeth; Adjunct Professor of Neurology, University of Pennsylvania

Management
EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES
The following table sets forth, as of March 31, 2005, certain information concerning our executive officers, directors and key employees:

Name	Age	Position

Kathleen E. Clarence-Smith, M.D., Ph.D.	58	Chief Executive Officer, Founder and Director
Melvin D. Booth(1)(4)	60	Executive Chairman and Director
David A. Cory, R.Ph.	41	President and Chief Operating Officer
Christopher F. O’Brien, M.D.	48	Chief Medical Officer
William H. Washecka	57	Chief Financial Officer and Assistant Secretary
Benjamin P. Lewis, Ph.D.	62	Vice President, Regulatory Affairs
James P. Shaffer	38	Senior Director of Commercial Operations
Robert J. Flanagan(1)(2)	48	Secretary and Director
James I. Healy, M.D., Ph.D.(1)(3)	39	Director
Joël Besse(2)	40	Director
Edgar G. Engleman, M.D.(1)(3)(4)	59	Director
Patrick G. Enright(2)	43	Director
Richard P. Dulik, Esq.	49	Director of Legal Affairs

(1)	Member of the executive committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

(4)	Member of the nominating and corporate governance committee.
Executive officers
Kathleen E. Clarence-Smith, M.D., Ph.D. Dr. Clarence-Smith is our founder and has served as our chief executive officer since April 2005 and as a director since our inception. From August 2004 to April 2005, Dr. Clarence-Smith served as our acting chief executive officer. From our inception to August 2004, Dr. Clarence-Smith served as our president. From 1999 to 2003, Dr. Clarence-Smith was founder and president of Prestwick Scientific Capital, Inc. and of Prestwick Chemical, Inc., a medicinal chemistry company. Dr. Clarence-Smith has over 15 years of experience in senior positions within the pharmaceutical industry (Sanofi, Hoffmann-La Roche, Otsuka America). She directed the development of Abilify, a currently marketed drug for schizophrenia, while she was in charge of CNS drug development at Otsuka. At Hoffmann-La Roche, she was in charge of the worldwide development of neurological drugs, was a member of both the Licensing Board and of the Development Board, and successfully launched two development programs in Parkinson’s disease, one development program in Alzheimer’s disease, and one development program in epilepsy. At Sanofi, she headed the CNS group (worldwide preclinical and clinical) and led pre-existing programs in depression and Alzheimer’s disease, and launched new programs in anxiety, epilepsy, muscle relaxation, and pain. During this period, she authored over 20 patents for new drugs and obtained registration for a new antidepressant in several EU countries. Dr. Clarence-Smith also focused on internationalizing Sanofi’s lead CNS drugs that were marketed mainly in France. Dr. Clarence-Smith received an M.D. and a Ph.D. in Neurosciences from the University of Tours (France) and completed a post-doctoral fellowship at Johns Hopkins University School of Medicine in the Department of Pharmacology and Experimental Therapeutics. Dr. Clarence-Smith is a board-certified neurologist and is also the founder and the current president of the American Society of Experimental NeuroTherapeutics (ASENT) and is the member of several scientific societies. She is the author of over 100 peer-reviewed scientific papers.

Management

Melvin D. Booth. Mr. Booth joined our board of directors in March 2004 and became our executive chairman in August 2004. From October 1998 to January 2004, Mr. Booth was president and chief operating officer of MedImmune, Inc. Mr. Booth also served as a director of MedImmune from November 1998 through March 2005. Prior to joining MedImmune, Mr. Booth was president, chief operating officer and a member of the board of directors of Human Genome Sciences, Inc. from July 1995 until October 1998. Prior to that time, Mr. Booth was employed at Syntex Corporation from 1975 to 1995, where he held a variety of positions, including president of Syntex Laboratories, Inc. from 1993 to 1995 and vice president of Syntex Corporation from 1992 to 1995. From 1992 to 1993, he served as the president of Syntex Pharmaceuticals Pacific. From 1991 to 1992, he served as an area vice president of Syntex, Inc. From 1986 to 1991, he served as the president of Syntex, Inc., Canada. Mr. Booth is a past chairman of the Pharmaceutical Manufacturers Association of Canada, and is currently a board member of Focus Diagnostics, Inc., Millipore Corporation, Nova Screen Biosciences Corporation, PRA International and Ventria Bioscience. He is also on the investment committee of MedImmune Ventures, Inc. Mr. Booth graduated with honors from Northwest Missouri State University and holds an honorary doctor of science. He holds a Certified Public Accountant Certificate.
David A. Cory, R.Ph. Mr. Cory has served as our president and chief operating officer since August 2004 and served as our chief commercial officer from September 2003 to July 2004. From February 2003 to September 2003, Mr. Cory served as chief commercial officer of CoTherix, Inc. where he was responsible for in-licensing the company’s lead product, Ventavis, from Schering AG, securing venture capital financing of $55 million to acquire the asset, and preparing for commercialization of Ventavis. From January 2000 to February 2003, Mr. Cory was the senior vice president of sales and marketing at InterMune, Inc. where he played an executive role in the company’s initial public offering and in-licensing of four products, built and led the U.S. commercial operation of over 130 employees, and grew revenues from $4 million to in excess of $150 million. From 1988 through 1999, Mr. Cory held management positions of increasing responsibility and was a commercial director of U.S. marketing, where he was responsible for launching or managing over 10 products across oncology, critical care, CNS, and respiratory therapeutic areas, at Glaxo and Glaxo Wellcome. Mr. Cory began his career in sales with the Upjohn Company in 1987. Mr. Cory attended the University of Cincinnati College of Pharmacy and the Fuqua School of Business at Duke University, and is board certified in Pharmacy.
Christopher F. O’Brien, M.D. Dr. O’Brien has served as our chief medical officer since December 2003. From 2000 to December 2003, Dr. O’Brien was senior vice president of global medical affairs at Elan Pharmaceuticals. From 1997 to 2000, Dr. O’Brien was vice president of the Colorado Neurological Institute and medical director of the National Parkinson Foundation Center of Excellence in Colorado, and from 1991 to 2000 was medial director of the Movement Disorders Center at the Colorado Neurological Institute. Dr. O’Brien is currently an associate professor in the Neurology Department at University of California San Diego, and he has held faculty appointments at the University of Colorado Health Sciences Center and at the University of Rochester School of Medicine. He has served as a consultant to a number of pharmaceutical companies in connection with their development of various products and compounds. Dr. O’Brien received his M.D. from the University of Minnesota School of Medicine and is board certified in Neurology. He is a fellow of the American Academy of Neurology and a member of the Movement Disorder Society, the American Association of Pharmaceutical Physicians and the American Society for Experimental NeuroTherapeutics.
William H. Washecka. Mr. Washecka has served as our chief financial officer since November 2004. From August 2002 to November 2004, Mr. Washecka worked as an independent consultant. From June 2001 to August 2002, he was executive vice president and chief financial officer of USinternetworking, Inc. While serving in this capacity, Mr. Washecka led USinternetworking through a restructuring under a Chapter 11 bankruptcy proceeding. Prior to that time, from 1972, Mr. Washecka was employed by Ernst & Young LLP where he was promoted to partner in 1986. Mr. Washecka is a graduate of Bernard Baruch College of New York and the Kellogg Executive Management Program

Management

and is a certified public accountant. Mr. Washecka is also a director of Online Resources Corporation, a publicly held outsourcer of online banking and payment services, Visual Networks Inc., a publicly held company that designs, manufactures, sells and supports performance management platforms for communications networks and Audible, Inc., a publicly held company that provide audio versions of books, newspapers and radio programs.
Benjamin P. Lewis, Ph.D., R.Ph., RAC Dr. Lewis has served as our vice president of regulatory affairs since September 2003. From 2002 to 2003, Dr. Lewis served as managing director, regulatory affairs for Brand Institute. Prior to this position, Dr. Lewis served as a career U.S. Public Health Service officer assigned to the Food and Drug Administration until he retired in 2002. From 1993 to 2002, Dr. Lewis served as director, regulatory operations for the Division of Emerging and Transfusion Transmitted Diseases, Center for Biologics Evaluation and Research, FDA. From 1987 to 1992, Dr. Lewis was Pharmacist Director, Immediate Office of the Center Director, Center for Biologics Evaluation and Research, FDA. From 1982 to 1987, Dr. Lewis was a scientific reviewer in the Office of Orphan Products Development, Office of the Commissioner, Food and Drug Administration. Dr. Lewis is a licensed pharmacist, regulatory affairs certified, and is a member of the Regulatory Affairs Professional Society, Drug Information Association, and the American Society for Experimental NeuroTherapeutics. Dr. Lewis holds degrees in pharmacy and pharmaceutical sciences from Auburn University and postgraduate studies from Johns Hopkins University.
James P. Shaffer. Mr. Shaffer has served as our senior director of commercial operations since April 2004 and has led our sales and marketing efforts to successfully re-launch Nitoman in Canada and prepare for our United States launch of tetrabenazine. From January 2001 to April 2004, he was national sales director for InterMune, Inc., where he built and managed the United States sales team and created a specialty distribution network for their lead products, growing sales from $4 million to $150 million. From 1993 to January 2001, he held several management positions with increasing responsibility in marketing and sales across oncology, HIV and respiratory therapeutic areas at GlaxoSmithKline, Inc. He began his sales career with Monsanto and Merck in 1988. Mr. Shaffer received his B.S. and M.B.A. from The Ohio State University.
Directors
Robert J. Flanagan. Mr. Flanagan has served as a director and as our corporate secretary since our inception. From February 2004 to August 2004, Mr. Flanagan served as our acting chief executive officer. Mr. Flanagan has been executive vice president of Clark Enterprises, Inc. (“Clark”), a Bethesda, Maryland based holding company, since 1989 and is managing director of CNF Investments LLC, the private equity affiliate of Clark. Prior to joining Clark, Mr. Flanagan was treasurer, secretary, chief financial officer and a member of the board of directors of Baltimore Orioles, Inc. from 1981 to 1989. He was also employed from 1978 to 1981 as a member of Arthur Andersen’s audit division in its Washington D.C. office. Mr. Flanagan is a director and head of corporate governance of Martek Biosciences, Inc., a publicly traded company involved in the development and commercialization of products derived from microalgae. He is also a director on the boards of ILD Telecommunications, Hamilton Pharma, Eagle Oil and Gas, and Castle Brands, Inc. He is a certified public accountant in Washington, D.C. Mr. Flanagan received a bachelor’s degree in business administration from Georgetown University and a master’s degree in taxation from the American University School of Business.
James I. Healy, M.D., Ph.D. Dr. Healy joined our board of directors in February 2003. Since June 2000, Dr. Healy has served as managing director of Sofinnova Ventures, a venture capital firm focusing on life sciences investments. From January 1998 to March 2000, Dr. Healy was a partner at Sanderling Ventures, a venture capital firm. During 1997, Dr. Healy was a Novartis Foundation Bursary Award recipient and performed research at Brigham and Women’s Hospital. From August 1990 to July 1997, Dr. Healy was employed by the Howard Hughes Medical Institute and Stanford

Management

University. Dr. Healy serves on the boards of directors of CoTherix, Inc., InterMune, Inc. and several private companies. Dr. Healy holds B.A. degrees in molecular biology and Scandinavian studies from the University of California, Berkeley, and an M.D. and Ph.D. in immunology from the Stanford School of Medicine.
Joël Besse. Mr. Besse joined our board of directors in February 2003. Mr. Besse is senior partner in the life sciences sector of Atlas Venture, an international venture capital firm, which he joined in 1995. From 1991 to 1995, Mr. Besse was with SED Ventures, a firm specializing in international life sciences investments. Mr. Besse is a director of Arrow Therapeutics Ltd., Newron Pharmaceuticals S.p.A., Fibrex Medical, Inc. and Xytis Pharmaceuticals Ltd. and U3 Pharma AG. Mr. Besse holds a Master of Science degree from the University of Toulouse and graduated from Ecole Nationale Supérieure de I’Aéronautique et de l’Espace.
Edgar G. Engleman, M.D. Dr. Engleman joined our board in February 2003 and served as Chairman until October 2004. He co-founded Vivo Ventures, LLC, a life-sciences focused venture capital firm in 1997 and is currently a managing member. He previously co-founded Genelabs Technologies, Inc., Dendreon Corporation and several other biopharmaceutical companies. From April 1999 to February 2002, Dr. Engleman was a director of InterMune Pharmaceuticals, Inc. and Insmed Incorporated, both publicly traded biopharmaceutical companies. A faculty member at Stanford University School of Medicine since 1978, Dr. Engleman has authored more than 200 scientific and medical articles. He is currently Professor of Pathology and Medicine and Director of the Stanford Blood Center. He received his B.A. from Harvard University and his M.D. From Columbia University. He completed post-graduate training in internal medicine at the University of California, San Francisco, in biochemistry at the National Institutes of Health, and in immunology, rheumatology and transfusion medicine at Stanford.
Patrick G. Enright. Mr. Enright joined our board of directors in November 2004. Since June 2002, Mr. Enright has been managing director of Pequot Ventures, where he specializes in healthcare venture capital investments. From March 1998 to December 2001, Mr. Enright was a managing member of Diaz & Altschul Group, LLC, a principal investment group specializing in investments in biopharmaceutical and medical device companies. From March 1995 to February 1998, Mr. Enright served in various executive positions at Valentis, including senior vice president of corporate development and chief financial officer. From September 1993 to June 1994, Mr. Enright was senior vice president of finance and business development for Boehringer Mannheim Therapeutics, a pharmaceutical company and a subsidiary of Corange Ltd. From September 1989 to September 1993, Mr. Enright was employed at PaineWebber Incorporated, an investment banking firm. From 1984 to 1989, Mr. Enright was an executive at Sandoz Corporation. Mr. Enright currently serves on the board of directors of Threshold Pharmaceuticals, Inc., Valentis, Inc. and several privately-held companies. Mr. Enright received his M.B.A. from the Wharton School of Business at the University of Pennsylvania and his B.S. in Biological Sciences from Stanford University.
Key employees
Richard P. Dulik, Esq. Mr. Dulik has served as our Director of Legal Affairs since March 2005 and was previously a legal consultant to us. Mr. Dulik is also an adjunct Professor of Law at Georgetown Law Center, a member of the District of Columbia Bar, and a Registered Patent Attorney. Starting in 2002, Mr. Dulik operated a consulting business that provided legal services to high technology businesses. From 1996 to 2002, Mr. Dulik was an attorney with Covington & Burling, a Washington, DC law firm. At Covington, he assisted advanced technology start-up companies and advised clients in the areas of intellectual property, licensing, contracts and technology imports/exports. Mr. Dulik studied law at Yale University from 1992 to 1995, where he was a John M. Olin Fellow and a member of the staff of the Yale Law Journal. Prior to studying law, Mr. Dulik managed a Federal government research and development unit that established research programs with private industry in

Management

technologies ranging from the biological sciences to microelectronics. Mr. Dulik also served as a Foreign Service Officer with postings in Jordan and Yemen, and studied Arabic in Egypt. He received his B.S. and M.S.E. degrees in Computer Engineering with High Honors from Case Western Reserve University.
Board composition
The authorized size of our board of directors, which is currently seven members, is set forth in our Certificate of Incorporation. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

--	Class I, which will consist of Messrs. Besse and Flanagan, and whose term will expire at the first annual meeting of stockholders following the completion of this offering;

--	Class II, which will consist of Drs. Clarence-Smith, Engleman and Healy, and whose term will expire at the second annual meeting of stockholders following the completion of this offering; and

--	Class III, which will consist of Messrs. Booth and Enright, and whose term will expire at the third annual meeting of stockholders following the completion of this offering.
At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on election of directors.
Committees of the board of directors
Our board of directors has an executive committee, an audit committee, a compensation committee and a nominating and corporate governance committee.
Executive committee
Our executive committee has the authority to exercise all powers of our board of directors except for actions that must be taken by the full board of directors under the Delaware General Corporation Law. The executive committee consists of Messrs. Booth and Flanagan and Drs. Healy and Engleman.
Audit committee
Our audit committee oversees our corporate accounting and financial reporting process. The functions of this committee include, among other things:

--	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

--	meeting with our independent auditors and with internal financial personnel regarding these matters;

--	engaging our independent auditors;

--	reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

Management

--	reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.
Under the applicable rules of Nasdaq, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) on the same schedule as it permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Securities and Exchange Act of 1934, as amended. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) as follows: (1) one independent member at the time of listing; (2) a majority of independent members with 90 days of listing; and (3) all independent members within one year of listing.
The audit committee currently consists of Messrs. Enright (Chairman), Flanagan and Besse. Of these, only Mr. Enright will be considered to be independent for purposes of service on the audit committee under applicable SEC rules and Nasdaq National Market listing standards upon the closing of this offering. We intend to replace one of our non-independent directors with an independent director within 90 days of listing, and we intend to replace our other non-independent director with an independent director within one year of listing. All of our audit committee members are financially literate and have accounting or related financial management expertise. Mr. Enright is our audit committee financial expert (as currently defined under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Both our independent auditors and internal financial personnel meet with our audit committee.
Compensation committee
Our compensation committee consists of Drs. Healy and Engleman, both of whom are independent as set forth in the Nasdaq listing requirements. The functions of this committee include, among other things:

--	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

--	recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

--	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

--	administering the issuance of stock options and other equity incentive arrangements under our equity incentive plans;

--	establishing policies with respect to equity compensation arrangements; and

--	reviewing and approving the terms of any employment agreements, severance arrangements, change-in- control protections and any other compensatory arrangements for our executive officers.
Nominating and corporate governance committee
Our corporate governance and nominating committee consists of Mr. Booth and Dr. Engleman. Dr. Engleman is independent as set forth in the Nasdaq listing requirements. We intend to either add an independent director to this committee or replace Mr. Booth with an independent director within 90 days of listing to satisfy Nasdaq listing requirements. If we add another independent director as a

Management

means of establishing compliance with Nasdaq listing requirements within 90 days of listing, we will have to remove or replace Mr. Booth by the first anniversary of listing to have a committee consisting entirely of independent directors. The functions of this committee include, among other things:

--	developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

--	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

--	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

--	evaluating nominations by stockholders of candidates for election to our board;

--	developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

--	considering questions of possible conflicts of interest of directors as such questions arise; and

--	recommending to our board of directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.
Director compensation
Our non-employee directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and for meetings of any committees of our board of directors on which they serve. Our directors do not receive cash compensation for attending board or committee meetings. In February 2004, each of Drs. Healy and Engleman and Messrs. Flanagan, Besse and Booth received an option to purchase 130,000 shares of our common stock at an exercise price of $0.273 per share, which vests in equal monthly installments over four years of service. In May 2004, each of Drs. Healy and Engleman and Messrs. Flanagan, Besse and Booth received an option to purchase 30,000 shares of our common stock at an exercise price of $0.273 per share, which vests in equal monthly installments over four years of service. In October 2004, each of Drs. Healy and Engleman and Messrs. Flanagan, Besse and Booth received an option to purchase 140,000 shares of our common stock at an exercise price of $0.37 per share, which shares vest in equal monthly installments over four years, beginning on November 30, 2004. During 2004, in connection with his service as our acting chief executive officer, Mr. Flanagan received eight additional option grants, each such option to purchase 2,000 shares of our common stock at an exercise price of $0.273 per share, all of which were fully vested at the time of grant.
In August 2004, Mr. Booth received an option to purchase 1,200,000 shares of our common stock at an exercise price of $0.273 per share, which vests monthly over a four-year period. A portion of Mr. Booth’s option is subject to accelerated vesting upon the achievement of certain milestones, if Mr. Booth is employed by us within 90 days of the date of achievement of the milestones. In November 2004, upon the closing of our Series B preferred stock financing, 100,000 shares subject to Mr. Booth’s option became fully vested. Upon the closing of this offering, an additional 50,000 shares subject to Mr. Booth’s option will become fully vested at that time. If we receive notice from the FDA that our NDA for tetrabenazine has been approved, an additional 50,000 shares subject to Mr. Booth’s option will become fully vested at that time.
Effective upon the completion of this offering, we will adopt our 2005 Non-Employee Directors’ Stock Plan to provide for the grant of options to purchase shares of common stock to non-employee directors who are members of the board of directors after the completion of this offering, annual grants of shares of our common stock to each of our non-employee directors and awards of restricted stock units, which in each case shall vest in accordance with a schedule to be determined by the board

Management

of directors at the time of each grant. Our employee directors are eligible to participate in our 2003 Equity Incentive Plan which will be amended and restated as of the closing of this offering. For a more detailed description of these plans, see “Employee benefit plans.”
Compensation committee interlocks and insider participation
No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
EXECUTIVE COMPENSATION
The following table sets forth all compensation awarded to, earned by or paid to each individual who served as our chief executive officer in 2004 and our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities during 2004. We refer to these individuals as our “named executive officers” in other parts of this prospectus.
Summary compensation table

				Long term compensation

	Annual compensation				Number of
				Restricted	securities
Name and principal position			Other annual	share	underlying	All other
in 2004	Salary	Bonus	compensation	awards	options	compensation

Kathleen E. Clarence-Smith, M.D., Ph.D.	$292,188	$30,937	$—	—	1,000,000	$—
Chief Executive Officer
Robert S. Whitehead(1)	92,670	—	—	—	—	320,000
Former Chief Executive Officer
Robert J. Flanagan(2)	—	—	—	—	316,000	—
Former Acting Chief Executive Officer
David A. Cory, R.Ph.	254,583	25,056	—	—	700,000	—
President and Chief Operating Officer
Christopher F. O’Brien, M.D.	300,000	20,000	—	—	400,000	—
Chief Medical Officer
Melvin D. Booth	91,987	50,000	—	—	1,500,000	—
Executive Chairman
Benjamin P. Lewis, Ph.D., R.Ph.	160,833	2,600	—	—	100,000	—
Vice President, Regulatory Affairs
Mark Van Ausdal(3)	267,625	20,000	—	—	—	125,000
Former General Counsel

(1)	Mr. Whitehead resigned as our Chief Executive Officer in February 2004. Pursuant to a separation agreement, Mr. Whitehead received severance payments of $320,000 in 2004.

Management

(2)	Mr. Flanagan resigned as our acting Chief Executive Officer in August 2004.

(3)	Mr. Van Ausdal resigned as our General Counsel in December 2004. Pursuant to an offer letter with Mr. Van Ausdal, as amended, he received aggregate severance payments of $125,000.
STOCK OPTION GRANTS IN LAST FISCAL YEAR
The following table sets forth information regarding grants of stock options to each of the named executive officers during 2004.

	Individual grants
						Potential realizable
			Percent of			value at assumed
	Number of		total			annual rates of stock
	securities		options	Exercise		price appreciation for
	underlying		granted to	price		option term(1)
	options		employees	per	Expiration
Name	granted		in 2004	share	date	5%	10%

Kathleen Clarence-Smith	1,000,000	(2)(6)	15.7%	$0.37	10/21/08	$	$
Robert S. Whitehead	—		—	—	—
Robert J. Flanagan	130,000	(2)	2.0	0.273	2/16/14
	30,000	(2)	0.5	0.273	5/23/14
	140,000	(2)	2.2	0.37	10/21/14
	4,000	(3)	0.1	0.273	2/16/14
	2,000	(3)	—	0.273	3/30/14
	2,000	(3)	—	0.273	4/29/14
	2,000	(3)	—	0.273	5/30/14
	2,000	(3)	—	0.273	6/29/14
	2,000	(3)	—	0.273	7/30/14
	2,000	(3)	—	0.273	8/30/14
David A. Cory	700,000	(2)	11.0	0.37	10/21/14
Christopher F. O’Brien	400,000	(2)	6.3	0.37	10/21/14
Benjamin P. Lewis	100,000	(2)	1.6	0.37	10/21/14
Melvin D. Booth	130,000	(2)(4)	2.0	0.273	2/16/14
	30,000	(2)	0.5	0.273	5/23/14
	140,000	(2)	2.2	0.37	10/21/14
	1,200,000	(2)(5)	18.8	0.273	8/18/14
Mark Van Ausdal	—		—	—	—

(1)	The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance or our opinion as to the current value of the options. In addition, the potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The potential realizable values at 5% and 10% appreciation are calculated by:

--	multiplying the number of shares of common stock under the option by an assumed initial public offering price of $ per share;

--	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

--	subtracting from that result the aggregate option exercise price.

Management

(2)	The stock option vests in equal monthly installments for 48 months from the vesting commencement date.

(3)	The stock option was fully vested on the date of grant.

(4)	This stock option was exercised in full by Mr. Booth in March 2004 when 2,708 shares underlying this option were vested. The remaining shares underlying this stock option are subject to repurchase by us at the lower of the original purchase price or fair market value in the event that Mr. Booth’s service with us ceases. Our repurchase right lapses in accordance with the vesting schedule described in note (2).

(5)	The vesting of this stock option accelerates, in part, upon the achievement of certain milestones if Mr. Booth is employed with us within 90 days of their achievement. The option vested with respect to 100,000 shares upon the closing of our Series B preferred stock financing in November 2004. Upon the completion of this offering, 50,000 shares subject to the option will become fully vested. If we receive approval from the NDA for tetrabenazine, an additional 50,000 shares subject to the option will become fully vested.

(6)	This stock option will terminate in October 2008 if unexercised.
Stock options granted under our 2003 Equity Incentive Plan generally have a ten-year term, subject to earlier termination if the optionee’s service with us ceases. Each stock option may be exercised prior to vesting, subject to repurchase by us of the common stock at the lower of the original exercise price or fair market value. The repurchase right lapses over time in accordance with the vesting schedules set forth in the table above. Under certain circumstances and in connection with a change of control, the vesting of the option grants may accelerate and become immediately exercisable as described below in the “Management— Employment and severance agreements” section. Our board of directors retains the discretion, under certain circumstances relating to changes in corporate structure that may affect our common stock, to modify the terms of outstanding options to reflect such changes and prevent the diminution or enlargement of benefits or potential benefits intended to be made available under the 2003 Equity Incentive Plan, as may be amended and restated.
Percentages shown under “Percent of total options granted to employees in 2004” are based on an aggregate of 6,386,000 shares of common stock subject to options granted to our employees during 2004, including our executive officers.
Each stock option was granted with an exercise price equal to the fair market value of our common stock on the grant date, as determined by our board of directors. Because there was no public market for our common stock prior to this offering, the board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth.

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AGGREGATED OPTION EXERCISES IN 2004 AND DECEMBER 31, 2004 OPTION VALUES
The following table provides information concerning stock options exercised during 2004, and unexercised stock options held as of December 31, 2004, by each of our named executive officers:

				Number of securities
				underlying unexercised		Value of unexercised
				options at		in-the-money options at
	Shares			December 31, 2004		December 31, 2004
	Acquired upon		Value
Name	Exercise		Realized	Vested	Unvested	Vested	Unvested

Kathleen E. Clarence-Smith	—		$	1,569,444	1,430,556	$	$
Robert S. Whitehead	298,009			—	—
Robert J. Flanagan	—			91,000	225,000
David A. Cory	—			147,396	977,604
Christopher F. O’Brien	—			114,583	710,417
Benjamin P. Lewis	—			27,083	172,917
Melvin D. Booth	130,000	(1)		198,958	1,171,042
Mark Van Ausdal	—			123,958	—

(1)	Of these shares exercised by Mr. Booth, 102,917 shares were subject to repurchase by us at December 31, 2004 in the event that Mr. Booth’s service with us would have ceased as of that date.
Amounts presented under the captions “Value realized” and “Value of unexercised in-the-money options at December 31, 2004” are based on an assumed initial public offering price of $           per share minus the exercise price per share, multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection with the transaction. Our 2003 Equity Incentive Plan allows for the early exercise of options. All options exercised early are subject to repurchase by us at the lower of the original exercise price or fair market value. The repurchase right lapses over time in accordance with the vesting schedules described in the footnotes under “Stock Option Grants in Last Fiscal Year” above.
EMPLOYMENT AND SEVERANCE AGREEMENTS
Kathleen Clarence-Smith. In February 2003, we entered into an executive employment agreement with Dr. Clarence-Smith. The agreement provides that Dr. Clarence-Smith is an at-will employee, which means she or we can terminate her employment at any time, with or without cause. The agreement also provides that Dr. Clarence-Smith is entitled to the following compensation after the termination of her employment if we terminate her employment other than for cause (as defined in the agreement) or if Dr. Clarence-Smith terminates her employment with us for good reason (as defined in the agreement):

--	an amount equal to six months of her base salary then in effect, payable on our standard payroll dates, or in a lump sum at our discretion;

--	a lump sum payment equal to 50% of her base salary then in effect, payable 12 months following termination; and

--	if she elects to continue coverage under our group health insurance plan, reimbursement of her insurance premiums for a period of 12 months or until she qualifies for health insurance benefits from a new employer, whichever occurs first.
Further, upon termination of Dr. Clarence-Smith by us other than for cause or by her for good reason, or upon the date on which we experience a change of control (as defined in the agreement), the

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unvested portion of a stock option held by Dr. Clarence-Smith to acquire up to 1,250,000 shares of our common stock would vest and become immediately exercisable. In August 2004, we entered into a letter agreement with Dr. Clarence-Smith pursuant to which she was appointed as our acting chief executive officer and a number of performance goals were established. In April 2005, Dr. Clarence-Smith was appointed as our chief executive officer.
Melvin D. Booth. In August 2004, we entered into an employment offer letter agreement with Mr. Booth to serve as our executive chairman. The term of the offer letter is for one year, or until August 2005, but can be renewed for additional one-year terms. In the event that we terminate Mr. Booth without cause (as defined in the offer letter) during the initial one-year term, he is entitled to a severance amount equal to his base salary for the remainder of the initial term, and his option to purchase 1,200,000 shares of our common stock would vest through the end of such initial term. In the event that Mr. Booth’s employment with us is terminated for any reason after the initial term is complete, he is not entitled to receive any severance or acceleration of vesting.
Other Current Executive Officers. We have entered into employment offer letter agreements with each of David Cory, James Shaffer, William Washecka, Christopher O’Brien and Benjamin Lewis. The offer letters with Messrs. Cory, Shaffer, Washecka and O’Brien provide that in the event of an asset transfer or acquisition (each as defined in our certificate of incorporation in effect prior to the closing of this offering), and one of the following events occurs within 12 months following such transaction, the initial stock option granted to each such officer will fully vest:

--	the officer is terminated without cause (as defined in the offer letter);

--	the principal place of the officer’s performance of his duties is changed to a location outside of a 40-mile radius of such officer’s then current place of residence; or

--	there is a substantial reduction in the officer’s responsibilities, duties or base pay that is not cured within 30 days after notice from the officer.
Further, the offer letters with Messrs. Cory, Shaffer and O’Brien contemplate that if the officer is terminated without cause, he will receive severance in an amount equal to six months of his current base salary, payable at our discretion on our standard payroll dates or in a lump-sum payment.
Former Executive Officers. In February 2004 we entered into a separation agreement with Robert Whitehead, who had been serving as our chief executive officer and a director. Mr. Whitehead received as severance an amount equal to his base salary for 12 months. All such amounts were paid to Mr. Whitehead on or before December 31, 2004. In addition Mr. Whitehead received accelerated vesting of his stock option and was entitled to exercise the option for 298,009 shares, which he subsequently exercised in May 2004. In November 2004 we agreed with Mark Van Ausdal, our then-serving general counsel, that his employment would terminate on December 31, 2004. Mr. Van Ausdal received a severance amount equal to six months of his base salary, which was paid as a lump sum.
EMPLOYEE BENEFIT PLANS
2003 Equity Incentive Plan
Our board of directors adopted, and our stockholders approved, in January 2003 the 2003 Equity Incentive Plan. Our board of directors has approved the amendment and restatement of the 2003 Equity Incentive Plan, or Restated 2003 Plan, to become effective upon the effective date of this offering. We anticipate that our stockholders will approve the restated 2003 Plan prior to the closing of this offering. The Restated 2003 Plan will terminate in January 2013 unless our board of directors terminates it earlier. The Restated 2003 Plan provides for the grant of the following, which are referred to collectively as “stock awards”:

--	incentive stock options, as defined under the Code, which may be granted solely to our employees or employees of certain affiliated entities, including officers;

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--	nonstatutory stock options, stock bonuses and rights to purchase stock, which may be granted to our directors, consultants or employees (or those of certain affiliated entities), including officers; and

--	stock appreciation rights (SARs) and restricted stock units (RSUs), which may be granted to our directors, consultants or employees (or those of certain affiliated entities), including officers.
Share reserve
An aggregate of 12,500,000 shares of our common stock are reserved for issuance under the Restated 2003 Plan and our board of directors intends to increase the size of the share reserve effective upon the completion of this offering, although it has not yet determined the amount of this increase. Options to purchase an aggregate of 9,065,500 shares of our common stock were outstanding under the Restated 2003 Plan as of March 31, 2005. In addition, 678,008 shares were outstanding pursuant to the exercise of options under the Restated 2003 Plan as of March 31, 2005, of which 122,917 shares were subject to our right of repurchase. If any stock award under the Restated 2003 Plan is not exercised in full, or if the shares issued to a participant as part of a stock bonus or purchase of stock are otherwise forfeited or repurchased by us (including, for example, in the case of a failure to meet a vesting condition), or if any award is settled in cash, then any shares that have not been issued, or which are forfeited or repurchased, shall revert to the Restated 2003 Plan and are available for future issuance under the Restated 2003 Plan. If shares subject to a stock award are not delivered to a participant because they are used to satisfy the award’s exercise price (a “net exercise”) or any tax withholding obligations related to the exercise of an award or the sale of shares, then such shares shall revert to the Restated 2003 Plan and are available for future issuance under the Restated 2003 Plan. In any event, the maximum number of shares that may be issued through the exercise of incentive stock options is 12,500,000 shares. Shares issued under the Restated 2003 Plan may be previously unissued shares or reacquired shares bought in the market or otherwise.
Administration
The Restated 2003 Plan will continue to be administered by our board of directors or our compensation committee, which has been delegated authority by the board of directors to administer the Restated 2003 Plan. Subject to the terms of the Restated 2003 Plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. The board of directors or compensation committee may permit the exercise of a stock option with respect to shares that are not vested (an “early exercise”) in exchange for the participant’s receipt of stock which is subject to our repurchase right, which lapses according to the same vesting schedule as the original option. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the Restated 2003 Plan.
Stock options
Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option or nonstatutory stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. Options granted under the Restated 2003 Plan vest at the rate specified in the individual stock option agreement between the optionee and us.
In general, the term of stock options granted under the Restated 2003 Plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for later termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to twelve months, or eighteen months in the event of death, after the date such service relationship ends. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option

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agreement provide for earlier or later termination. In no event may an option be exercised after its expiration date.
Acceptable consideration for the purchase of common stock issued under the Restated 2003 Plan will be determined by our board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by our board of directors.
Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.
Limitations
Incentive stock options may be granted only to our employees or the employees of certain of our affiliated entities. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power, or any parent or subsidiary of ours, unless the following conditions are satisfied:

--	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

--	the term of any incentive stock option award must not exceed five years from the date of grant.
If a participant is actively in violation of our proprietary information, non-solicitation and non-competition agreement with the participant, or is otherwise inappropriately competing with us, then the Restated 2003 Plan provides that any unexercised stock options shall, at our election, be immediately terminated and forfeited, and we may rescind any exercise of stock options occurring in the six-month period before the violation, and we may require the participant to return any profits from the sale of our common stock underlying the options.
Stock bonus awards
A stock bonus award may be awarded in consideration for the recipient’s past services performed for us, or other valid consideration. If a stock bonus recipient’s service relationship with us or an affiliate terminates, we may reacquire all of the shares of our common stock issued to the recipient pursuant to a stock bonus award which has not vested as of the date of termination. Any reacquisition of unvested shares shall be at no cost to us. Rights to acquire shares under a stock bonus award may only be transferred to the extent provided in the stock bonus award agreement.
Stock purchase awards
A stock purchase award occurs through a restricted stock purchase agreement. Subject to certain limitations, the purchase price for stock purchase awards must be at least 100% of the fair market value of the common stock on the date of grant or at the time the purchase is consummated. If a stock purchase award recipient’s service relationship with us or an affiliate terminates, we may repurchase all of the shares of our common stock issued to the recipient pursuant to a stock purchase award that have not vested as of the date of termination. Any repurchase of unvested shares shall be at the lesser of the fair market value of the common stock or the price paid by the recipient. The purchase price for a restricted stock award may be payable in cash, a deferred payment arrangement, or any other form of legal consideration approved by our board of directors or compensation committee. Rights to acquire shares under a stock purchase award may only be transferred to the extent provided in the stock purchase award.

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Stock appreciation rights
Stock appreciation rights are granted through a stock appreciation right agreement. Each stock appreciation right is denominated in share equivalents. The strike price of each stock appreciation right is determined by our board of directors or the compensation committee at the time of grant of the stock appreciation right. Our board of directors or the compensation committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be settled in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient’s relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide for earlier or later termination.
Restricted stock units
Restricted stock units entitle the recipient to receive a number of shares of our common stock, determined by our board of directors or compensation committee, on a date in the future, or the cash equivalent of these shares as determined by our board of directors or compensation committee, either upon vesting of the restricted stock unit or later. Our board of directors or compensation committee may impose any restrictions or conditions upon the vesting of restricted stock units, or that delay the delivery of the consideration after the vesting of restricted stock units, that it deems appropriate. Restricted stock units may be settled in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors or compensation committee. Dividend equivalents may be credited in respect of shares covered by a restricted stock unit, as determined by our board of directors or compensation committee. At the discretion of our board of directors or compensation committee, such dividend equivalents may be converted into additional shares covered by the restricted stock units. If a restricted stock unit recipient’s service relationship with us terminates, any unvested portion of the restricted stock unit is forfeited upon the recipient’s termination of service.
Corporate transactions/ change in control
In the event of certain corporate transactions, all outstanding stock awards under the Restated 2003 Plan may be assumed or continued, or may be substituted for, by any surviving entity. If the surviving entity elects not to assume or continue, or substitute for such awards, the vesting provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. A stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in the applicable stock option award agreement or other written agreement between the award recipient and us.
Plan amendments
Our board of directors will have the authority to amend or terminate the Restated 2003 Plan at any time. No amendment or termination of the Restated 2003 Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent stockholder approval is necessary to satisfy applicable law, no amendment to the Restated 2003 Plan shall be effective unless approved by our stockholders.
2005 Non-Employee Directors’ Stock Plan
Our board of directors approved the 2005 Non-Employee Directors’ Stock Plan (the “2005 Directors Plan”) in April 2005. We anticipate that our stockholders will approve the 2005 Directors Plan prior to the closing of this offering. Our 2005 Directors Plan will become effective upon the effective date of this offering. The 2005 Directors Plan will terminate at the discretion of our board of directors. The

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2005 Directors Plan permits our board of directors to grant nonstatutory stock options, restricted stock and restricted stock units of common stock to our non-employee directors.
Share reserve
Our board of directors has not yet determined the number of shares of our common stock to be reserved for issuance under the 2005 Directors Plan, but it will do so prior to the completion of this offering. If any stock award under the 2005 Directors Plan is not exercised in full, or if the shares issued to a participant as part of a stock bonus or stock purchase award are otherwise forfeited or repurchased by us (including, for example, in the case of a failure to meet a vesting condition), or if an award is settled in cash, then any shares that have not been issued, or which are forfeited or repurchased, shall revert to the 2005 Directors Plan and are available for future issuance under the plan. If shares subject to a stock award are not delivered to a director because they are used to satisfy the award’s exercise price (a “net exercise”) or any tax withholding obligations related to the exercise of an award on the sale of shares, then such shares shall revert to the 2005 Directors Plan and are available for future issuance under the plan. Shares issued under the 2005 Directors Plan may be previously unissued shares or reacquired shares bought in the market or otherwise.
Administration
The 2005 Directors Plan will be administered by our board of directors, who may in turn delegate authority to administer the 2005 Directors Plan to the compensation committee.
Stock options
Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the 2005 Directors Plan will be equal to 100% of the fair market value of the common stock on the date of grant. Our board of directors or compensation committee has discretion to determine the vesting schedule of the stock options.
In general, the term of stock options granted under the 2005 Directors Plan may not exceed ten years. Unless the terms of a director’s stock option agreement provide for earlier or later termination, if a director’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any options to the extent vested up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If a director’s service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the director may exercise any options to the extent vested up to           months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event may an option be exercised after its expiration date.
Acceptable consideration for the purchase of common stock issued under the 2005 Directors Plan may include cash or check, common stock previously owned by the director, or through a program developed under Regulation T as promulgated by the Federal Reserve Board.
Generally, a director may not transfer a stock option other than by will or the laws of descent and distribution, unless the stock option agreement provides for such transfer. A director may designate a beneficiary who may exercise the option following the director’s death.
Stock bonus and purchase awards
A stock bonus or a stock purchase award occurs through a stock bonus or purchase agreement. Subject to certain limitations, the purchase price for a stock purchase must be at least 100% of the fair market value of the common stock on the date of grant or at the time the purchase is consummated. If a director’s service relation with us or an affiliate terminates, we may repurchase all of the shares of our common stock issued to the director pursuant to a stock bonus or purchase award that have not

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vested as of the date of termination. If a director has purchased the stock, then any repurchase of unvested shares by us shall be at the lesser of the fair market value of the common stock or the price paid by the director. If a director has been awarded a stock bonus, then we can reacquire any stock under a stock bonus agreement at no cost. The purchase price for a stock purchase award may be payable in cash, a deferred payment arrangement, or any other form of legal consideration approved by our board of directors or compensation committee. Rights to acquire shares under a stock purchase award may only be transferred to the extent provided in the stock purchase award.
Restricted stock units
Restricted stock units entitle the director to receive a number of shares of our common stock, determined by our board of directors or compensation committee, on a date in the future, or the cash equivalent of these shares as determined by our board of directors or compensation committee, either upon vesting of the restricted stock unit or later. Our board of directors or compensation committee may impose any restrictions or conditions upon the vesting of restricted stock units, or that delay the delivery of the consideration after the vesting of restricted stock units, that it deems appropriate. Restricted stock units may be settled in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors or compensation committee. Dividend equivalents may be credited in respect of shares covered by a restricted stock unit, as determined by our board of directors or compensation committee. At the discretion of our board of directors or compensation committee, such dividend equivalents may be converted into additional shares covered by the restricted stock units. If a director’s service relationship with us terminates, any unvested portion of the restricted stock unit is forfeited upon the director’s termination of service.
Corporate transactions/ change of control
In the event of certain corporate transactions, all outstanding stock options and awards under the 2005 Directors Plan may be assumed or continued, or may be substituted for, by any surviving entity. If the surviving entity elects not to assume or substitute for such options, the vesting provisions of such awards will be accelerated, and such options will be terminated if not exercised prior to the effective date of the corporate transaction. In the event of a change in control, the vesting provisions of all outstanding options or awards under the 2005 Directors Plan will be accelerated if so provided in the applicable stock option agreement or other agreement between the director and us.
Plan amendments
Our board of directors will have authority to amend or terminate the 2005 Directors Plan. No amendment or termination of the 2005 Directors Plan shall adversely affect any rights under awards already granted to a director unless agreed to by the affected director. To the extent necessary to satisfy applicable law, no amendment to the 2005 Directors Plan shall be effective unless approved by our stockholders.
LIMITATION OF LIABILITY AND INDEMNIFICATION
Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

--	any breach of their duty of loyalty to the corporation or its stockholders;

--	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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--	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

--	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated bylaws, which will become effective upon the completion of this offering, also provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Principal stockholders
The following table shows information known to us with respect to the beneficial ownership of our common stock as of March 31, 2005 by:

--	each of our directors;

--	each named executive officer;

--	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock; and

--	all of our directors and executive officers as a group.
Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of March 31, 2005 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
The following table reflects the conversion of all 50,579,299 shares of our preferred stock outstanding as of March 31, 2005 into an aggregate of 50,579,299 shares of our common stock, which will become effective at the closing of this offering. This table is based on 63,342,132 shares of our common stock outstanding as of March 31, 2005 and                      shares outstanding immediately after this offering. The address for those individuals for which an address is not otherwise indicated is: c/o Prestwick Pharmaceuticals, Inc., 1825 K Street NW, Suite 1475, Washington, DC 20006.

			Percent of shares
		Number of	beneficially owned
		shares
	Number of	underlying	Before	After
	shares	options or	this	this
Name and address of beneficial owner	owned(1)	warrants	offering	offering

Directors and named executive officers:
Kathleen E. Clarence-Smith, M.D., Ph.D.	2,687,514	3,000,000	8.6%	%
Robert Whitehead(2)	298,009	—	*
542 Wharton Blvd. Exton, PA 19341
Robert J. Flanagan(3)	2,227,637	342,637	4.0
David A. Cory, R.Ph.	—	1,125,000	1.7
Christopher F. O’Brien	—	825,000	1.3
Benjamin P. Lewis, Ph.D., R.Ph.	—	200,000	*
Melvin D. Booth(4)	130,000	1,370,000	2.3
Mark van Ausdal(5)	123,958	—	*
1333 Maple Avenue Evanston, IL 60201
James I. Healy(6)	12,238,174	300,000	19.7
c/o Sofinnova Ventures 140 Geary Street, Tenth Floor San Francisco, CA 94108

Principal stockholders

			Percent of shares
		Number of	beneficially owned
		shares
	Number of	underlying	Before	After
	shares	options or	this	this
Name and address of beneficial owner	owned(1)	warrants	offering	offering

Joël Besse(7)	10,705,828	300,000	17.3
c/o Atlas Venture 890 Winter Street Suite 320 Waltham, MA 02451
Edgar G. Engleman, M.D.(8)	12,238,176	300,000	19.7
c/o Vivo Ventures 575 High Street Suite 201 Palo Alto, CA 94301
Patrick G. Enright(9)	8,170,541	—	12.9
c/o Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880

All executive officers and directors as a group (12 persons)	48,397,870	8,672,637	79.2%	%

Five percent stockholders:
Entities affiliated with Vivo Ventures(8)	12,238,176	300,000	19.7%	%
575 High Street, Suite 201 Palo Alto, CA 94301
Entities affiliated with Sofinnova Ventures(6)	12,238,174	300,000	19.7
140 Geary Street, Tenth Floor San Francisco, CA 94108
Entities affiliated with Atlas Ventures(7)	10,705,828	300,000	17.3
890 Winter Street, Suite 320 Waltham, MA 02451
BAVP, L.P.(10)	9,234,327	1,348,069	16.4
950 Tower Lane, Suite 700 Foster City, CA 94404
Entities affiliated with Pequot Capital Management, Inc.(9)	8,170,541	—	12.9
c/o Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880
Kathleen Clarence-Smith, M.D., Ph.D.	2,687,514	3,000,000	8.6

*	Represents beneficial ownership of less than 1%.

(1)	Shares of preferred stock are shown on an as-converted basis.

(2)	Mr. Whitehead resigned as our Chief Executive Officer on February 25, 2004. Pursuant to a separation agreement, Mr. Whitehead became vested in 298,009 shares of common stock pursuant to options previously granted to him. Mr. Whitehead exercised these options and acquired these 298,009 shares of common stock on May 21, 2004.

(3)	Consists of 1,208,754 shares of common stock held of record, 1,018,883 shares of common stock issuable upon conversion of preferred stock held of record and 26,637 shares of common stock issuable upon exercise of an immediately exercisable warrant held by CNF Investments

Principal stockholders

LLC. Mr. Flanagan is a manager of CNF Investments LLC, shares voting and dispositive power with respect to the shares held by CNF Investments LLC and disclaims beneficial ownership except to the extent of his pecuniary interest therein. Also includes 316,000 shares issuable upon exercise of options held by Mr. Flanagan that are exercisable within 60 days of March 31, 2005.

(4)	Consists of 130,000 shares of common stock held of record by Mr. Booth, of which 94,792 shares are subject to our right of repurchase as of March 31, 2005, and 1,370,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

(5)	Mr. van Ausdal resigned as our General Counsel on December 31, 2004. Mr. van Ausdal exercised the vested portion of options previously granted to him and acquired 123,958 shares of common stock on March 29, 2005.

(6)	Consists of: 1,604,186 shares of common stock held of record and 10,070,858 shares of common stock issuable upon conversion of preferred stock held of record by Sofinnova Venture Partners V, LP; 52,778 shares of common stock held of record and 331,334 shares of common stock issuable upon conversion of preferred stock held of record by Sofinnova Venture Affiliates V, LP; and 24,598 shares of common stock held of record and 154,420 shares of common stock issuable upon conversion of preferred stock held of record by Sofinnova Venture Principals V, LP. Dr. Healy is a general partner of each of these partnerships, shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest. Also includes 300,000 shares issuable upon exercise of options held by Dr. Healy that are exercisable within 60 days of March 31, 2005.

(7)	Atlas Venture Fund V, L.P. (“Atlas V”) is the record holder of 464,429 shares of common stock and 2,920,607 shares of common stock issuable upon conversion of preferred stock (the “Atlas V Shares”). Atlas Venture Parallel Fund V-A, C.V. (“Atlas V-A”) is the record holder of 57,689 shares of common stock and 362,784 shares of common stock issuable upon conversion of preferred stock (the “Atlas V-A Shares”). Atlas Venture Parallel Fund V-B, C.V. (“Atlas V-B”) is the record holder of 57,689 shares of common stock and 362,784 shares of common stock issuable upon conversion of preferred stock (the “Atlas V-B Shares”). Atlas Venture Entrepreneurs’ Fund V, L.P. (“AVE V”) is the record holder of 7,731 shares of common stock and 48,615 shares of common stock issuable upon conversion of preferred stock (the “AVE V Shares”). Atlas Venture Fund VI, L.P. (“Atlas VI”) is the record holder of 840,830 shares of common stock and 5,283,864 shares of common stock issuable upon conversion of preferred stock (the “Atlas VI Shares”). Atlas Venture Fund VI GmbH KG & CO. KG (“AV VI GmbH”) is the record holder of 15,396 shares of common stock and 96,751 shares of common stock issuable upon conversion of preferred stock (the “AV VI GmbH Shares”). Atlas Venture Entrepreneurs’ Fund VI, L.P. (“AVE VI” and together with Atlas V, Atlas V-A, Atlas V-B, AVE V, Atlas VI and Atlas GmbH, the “Funds”) is the record holder of 25,083 shares of common stock and 161,576 shares of common stock issuable upon conversion of preferred stock (the “AVE VI Shares” and together with the Atlas V Shares, the Atlas V-A Shares, the Atlas V-B Shares, the AVE V Shares, the Atlas VI Shares and the Atlas GmbH Shares, the “Shares”). As general partner or managing limited partner, as the case may be, of certain of the Funds, and by virtue of the Funds relationship as affiliated limited partnerships, each of Atlas Venture Associates V, L.P. (“AVA V LP”) and Atlas Venture Associates VI, L.P. (“AVA VI LP”) may also be deemed to beneficially own the Shares. As the general partner of AVA V LP and AVA VI LP, respectively, Atlas Venture Associates V, Inc. (“AVA V Inc.”) and Atlas Venture Associates VI, Inc. (“AVA VI Inc.”) may also be deemed to beneficially own the Shares. In their capacities as directors of AVA V Inc. and AVA VI Inc. each of Messrs. Axel Bichara, Jean-Francois Formela and Christopher Spray may be deemed to beneficially own the Shares. Each of

Principal stockholders

Messrs. Bichara, Formela and Spray disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein. Mr. Besse is a Senior Partner with Atlas Venture and may be deemed to beneficially own the Shares and disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein. Mr. Besse’s shares include 300,000 shares issuable upon the exercise of options held by Mr. Besse that are exercisable within 60 days of March 31, 2005. The proceeds of any sale of shares of common stock issued to Mr. Besse upon exercise of these options will be transferred to the Funds and he therefore disclaims beneficial ownership of such shares which belong to the Funds.

(8)	Consists of: 822,242 shares of common stock held of record and 1,676,259 shares of common stock issuable upon conversion of preferred stock held of record by BioTechnology Development Fund II, L.P.; 811,241 shares of common stock held of record and 7,975,429 shares of common stock issuable upon conversion of preferred stock held of record by BioTechnology Development Fund IV, L.P.; 14,994 shares of common stock held of record and 147,405 shares of common stock issuable upon conversion of preferred stock held of record by BioTechnology Development Fund IV Affiliates, L.P.; and 33,085 shares of common stock held of record and 757,521 shares of common stock issuable upon conversion of preferred stock held of record by BioAsia Crossover Fund, L.P. Dr. Engleman is a managing member of the general partner of each of these partnerships, shares voting and dispositive power with respect to the shares held by each of these entities and disclaims beneficial ownership of the shares in which he has no pecuniary interest. Also includes 300,000 shares issuable upon exercise of options held by Dr. Engleman that are exercisable within 60 days of March 31, 2005.

(9)	Consists of: 7,161,063 shares of common stock issuable upon conversion of preferred stock held of record by Pequot Private Equity Fund III, L.P.; and 1,009,478 shares of common stock issuable upon conversion of preferred stock held of record by Pequot Offshore Private Equity Partners III, L.P. Pequot Capital Management, Inc. is the Investment Manager for Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., and holds all voting and dispositive power for all shares held of record by these funds. Mr. Enright is a Managing Director of Pequot Capital Management, Inc. and a general partner of each of these funds. Mr. Enright serves as a member of our board of directors and may be deemed to beneficially own the securities held of record by these funds. Mr. Enright disclaims beneficial ownership of the shares held by these funds, except to the extent of his pecuniary interest.

(10)	Consists of 9,234,327 shares of common stock issuable upon conversion of preferred stock held of record by BAVP, L.P. and 1,348,069 shares of common stock issuable upon exercise of warrants held by BAVP, L.P.

Certain relationships and related party transactions
ISSUANCES OF COMMON STOCK
In connection with the initial formation and capitalization of our company, we issued 6,000,000 shares of our common stock to our affiliate Prestwick Scientific Capital, Inc. in exchange for Prestwick Scientific Capital’s contribution of assets to us. The assets contributed to us included certain rights we hold to tetrabenazine, lisuride, D-Serine and PPI-03306, as well as rights under license agreements and patent applications. These initial 6,000,000 shares were distributed by Prestwick Scientific Capital to its sole stockholder, Prestwick Companies, Inc. (PCI) as a dividend. PCI, in turn, distributed these shares to its stockholders in accordance with their respective ownership interests. This distribution to the stockholders of PCI included 1,437,514 shares of our common stock that were distributed to Dr. Clarence-Smith, our chief executive officer, and 1,208,754 shares of our common stock that were distributed to CNF Investments, LLC, an entity of which one of our directors, Robert Flanagan, is a managing member.
In December 2002 we issued to Dr. Clarence-Smith an additional 1,250,000 shares at a price of $0.037 per share, for a total purchase price of $46,250. Of the purchase price, $1,250 was paid in cash and the remaining $45,000 was paid by issuance of a 4.25% interest-bearing recourse promissory note from Dr. Clarence-Smith to us. This promissory note was repaid in full, plus interest thereon, as of March 31, 2005.
From January 2003 to March 31, 2005, we granted an aggregate of 10,344,493 options to our current executive officers, including the named executive officers, with exercise prices ranging from $0.037 to $0.37 per share. We have also made certain option grants to our current non-employee directors as described in “Management— Director compensation.”
ISSUANCES OF PREFERRED STOCK AND COMMON STOCK WARRANTS
In December 2002, we issued and sold $2 million aggregate principal amount of convertible promissory notes and warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $1.00 per share. The convertible promissory notes, plus interest thereon, converted into shares of our Series A-1 preferred stock in February 2003.
In February 2003, we issued and sold to investors an aggregate of 10,065,999 shares of Series A-1 preferred stock and warrants to purchase an aggregate of 5,032,996 shares of common stock at a purchase price of $1.00 per unit, for aggregate consideration of $10.1 million, including conversion of the $2 million in convertible promissory notes, described above, and interest thereon. Each unit consisted of one share of Series A-1 preferred stock and a warrant to purchase 0.5 shares of common stock at an exercise price of $0.001 per share. Upon completion of this offering, these shares of preferred stock will convert into 10,065,999 shares of common stock.
In November and December 2003, we issued and sold to investors an aggregate of 13,030,570 shares of Series A-2 preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $13.0 million. Upon completion of this offering, these shares will convert into 13,030,570 shares of common stock.
In October and November 2004, we issued and sold $8,142,824 aggregate principal amount of convertible promissory notes and warrants to purchase an aggregate of 814,284 shares of common stock at an exercise price of $0.273 per share. The convertible promissory notes, plus interest thereon, converted into shares of our Series B preferred stock in November 2004.

Certain relationships and related party transactions

In November 2004, we issued and sold to investors an aggregate of 27,482,730 shares of Series B preferred stock at a purchase price of $1.3463 per share, for aggregate consideration of $37.0 million including conversion of the $8,142,824 in convertible promissory notes, described above, and interest thereon. Upon completion of this offering, these shares will convert into 27,482,730 shares of common stock.
Purchasers of our preferred stock, common stock warrants and convertible promissory notes that have converted into shares of our preferred stock included, among others, directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares purchased by (or, in the case of convertible promissory notes purchased, the number of shares of our preferred stock issued upon conversion of such notes to) each of these related parties.

	Shares of preferred stock
				Common stock
Name(1)	Series A-1	Series A-2	Series B	warrants

Entities related to Vivo Ventures(2)	2,668,367	3,122,393	4,765,854	1,681,562
Entities related to Sofinnova Ventures(3)	2,668,366	3,122,393	4,765,853	1,681,562
Entities related to Atlas Venture(4)	2,334,789	2,732,095	4,170,097	1,468,847
BAVP, L.P.	2,333,333	2,732,095	4,168,899	1,348,069
Entities related to Pequot Capital Management, Inc.(5)	—	—	8,170,541	—
CNF Investments, LLC(6)	—	525,070	493,813	26,637

(1)	See “Principal stockholders” for additional information related to beneficial ownership of our shares.

(2)	Edgar G. Engleman, M.D. is a member of our board of directors and is a managing partner of Vivo Ventures. Includes: 1,335,034 shares of Series A-1 preferred stock and 341,225 shares of Series B preferred stock held by BioTechnology Development Fund II, L.P.; 1,309,137 shares of Series A-1 preferred stock, 3,065,731 shares of Series A-2 preferred stock and 3,600,561 shares of Series B preferred stock held by BioTechnology Development Fund IV, L.P.; 24,196 shares of Series A-1 preferred stock, 56,662 shares of Series A-2 preferred stock and 66,547 shares of Series B preferred stock held by BioTechnology Development Fund IV Affiliates, L.P.; and 757,521 shares of Series B preferred stock held by BioAsia Crossover Fund, L.P. BioTechnology Development Fund II, L.P., BioTechnology Development Fund IV, L.P., BioTechnology Development Fund IV Affiliates, L.P. and BioAsia Crossover Fund, L.P. are each entities affiliated with Vivo Ventures.

(3)	James I. Healy, M.D., Ph.D. is a member of our board of directors and is a managing director of Sofinnova Ventures. Includes: 2,545,584 shares of Series A-1 preferred stock, 2,978,718 shares of Series A-2 preferred stock and 4,546,556 shares of Series B preferred stock held by Sofinnova Venture Partners V, LP; 83,750 shares of Series A-1 preferred stock, 98,001 shares of Series A-2 preferred stock and 149,583 shares of Series B preferred stock held by Sofinnova Venture Affiliates V, LP; and 39,032 shares of Series A-1 preferred stock, 45,674 shares of Series A-2 preferred stock and 69,714 shares of Series B preferred stock held by Sofinnova Venture Principals V, LP. Sofinnova Venture Partners V, LP, Sofinnova Venture Affiliates V, LP and Sofinnova Venture Principals V, LP are each entities affiliated with Sofinnova Ventures.

(4)	Joël Besse is a member of our board of directors and is a partner at Atlas Venture. Includes: 738,229 shares of Series A-1 preferred stock, 863,851 shares of Series A-2 preferred stock and 1,318,527 shares of Series B preferred stock held by Atlas Venture Fund V, L.P.; 91,699 shares of Series A-1 preferred stock, 107,303 shares of Series A-2 preferred stock and 163,782 shares of Series B preferred stock held by Atlas Venture Parallel Fund V-A, C.V.; 91,699 shares of Series A-1 preferred stock, 107,303 shares of Series A-2 preferred stock and 163,782 shares of

Certain relationships and related party transactions

Series B preferred stock held by Atlas Venture Parallel Fund V-B, C.V.; 12,288 shares of Series A-1 preferred stock, 14,379 shares of Series A-2 preferred stock and 21,948 shares of Series B preferred stock held by Atlas Venture Entrepreneurs’ Fund V, L.P.; 1,335,584 shares of Series A-1 preferred stock, 1,562,848 shares of Series A-2 preferred stock and 2,385,432 shares of Series B preferred stock held by Atlas Venture Fund VI, L.P.; 40,835 shares of Series A-1 preferred stock, 47,794 shares of Series A-2 preferred stock and 72,947 shares of Series B preferred stock held by Atlas Venture Entrepreneurs’ Fund VI, L.P.; and 24,455 shares of Series A-1 preferred stock, 28,617 shares of Series A-2 preferred stock and 43,679 shares of Series B preferred stock held by Atlas Venture Fund VI GmbH & Co. KG. Atlas Venture Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Fund VI, L.P., Atlas Venture Entrepreneurs’ Fund VI, L.P., and Atlas Venture Fund VI GmbH & Co. KG are each entities affiliated with Atlas Venture.

(5)	Includes: 7,161,063 shares of Series B preferred stock held by Pequot Private Equity Fund III, L.P.; and 1,009,478 shares of Series B preferred stock held by Pequot Offshore Private Equity Partners III, L.P. Pequot Capital Management, Inc. is the Investment Manager for Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., and holds all voting and dispositive power for all shares held of record by these funds. Mr. Enright is a Managing Director of Pequot Capital Management, Inc. and a general partner of each of these funds. Mr. Enright serves as a member of our board of directors.

(6)	Robert J. Flanagan is a member of our board of directors and is a manager of CNF Investments, LLC.
In each of these preferred stock financings, we entered into various stockholder agreements with the holders of our preferred stock relating to voting rights with respect to directors, registration rights, information rights and rights of first refusal, among other things.
These stockholder agreements will terminate upon the completion of this offering, except for the following:

--	the registration rights granted under our amended and restated registration rights agreement, as more fully described in “Description of capital stock— Registration rights;” and

--	the representations and warranties made under our Series B preferred stock purchase agreement entered into in November 2004, which survive for a period of 30 months after the date of this agreement.
OTHER RELATED PARTY TRANSACTIONS
Certain of our officers and directors are also officers, directors and stockholders of entities affiliated with PCI. Dr. Clarence-Smith, our chief executive officer and one of our directors, is a director and stockholder of PCI, and Mr. Flanagan, our corporate secretary and one of our directors, is also a director of PCI. PCI owns all of the outstanding capital stock of Prestwick Clinical, Inc. and Prestwick Scientific Capital, Inc. Prestwick Scientific Capital owns a 49% interest in Prestwick Chemical, Inc. Dr. Clarence-Smith and Mr. Flanagan are directors of Prestwick Clinical, Prestwick Scientific Capital and Prestwick Chemical. We are currently a party to a services agreement with Prestwick Chemical under which Prestwick Chemical has agreed to provide us with certain medicinal chemistry services with respect to our compounds. The agreement has a term of one year and automatically renews for one-year periods unless one party provides notice of non-renewal. We are obligated under this services agreement to pay Prestwick Chemical an annual fee which is equal to 430,000 Euros (approximately $550,000 based on the exchange rate as of March 31, 2005) for 2005, subject to increase of 5% per year in subsequent years. We believe that the terms of this agreement are no less favorable to us than we could obtain from an unaffiliated party.

Certain relationships and related party transactions

Upon commencement of our operations in December 2002, we began using PCI’s leased office space and equipment. Additionally, PCI paid our payroll and benefit costs as well as certain development expenses through December 31, 2002. Under an informal cost sharing arrangement, we reimbursed PCI for these costs as other well as specifically identifiable direct charges and allocated overhead, which amounted to approximately $54,000 for the period from our inception through December 31, 2002.
During 2003, except for leased office space rent paid by PCI, we became the primary payor of PCI’s operating disbursements as well as PCI’s payroll and benefit costs and certain of PCI’s obligations for license and patent costs. Under the same informal cost sharing arrangement, PCI agreed to reimburse us for these costs as well as other specifically identifiable direct charges and allocated overhead, which amounted to approximately $202,000 for the year ended December 31, 2003. PCI paid rent for office space used by us amounting to approximately $177,000 during 2003. In addition, we made cash reimbursement payments of PCI of approximately $90,000 in 2003. During 2004, we continued as the primary payor of our own operating expenses as well as certain costs of PCI, and PCI continued paying the rent for office space. We paid approximately $30,000 for office supplies and services for PCI. We reimbursed PCI approximately $177,000 for rent during 2004. In addition, we made cash reimbursement payments to PCI of approximately $89,000 in 2004. We believe that the terms of our arrangement with PCI are no less favorable to us than we could obtain from an unaffiliated third party.
Pursuant to an agreement executed in April 2004, we purchased information technology and other services from S2N Technology Group, LLC (S2N). S2N is owned by Clark Construction, LLC. Robert Flanagan, one of our directors, is an officer of Clark Construction. We paid $212,173 to S2N during the year ended December 31, 2004. We believe that the terms of our agreement with S2N are no less favorable to us than we could obtain from an unaffiliated third party.
We have entered into indemnification agreements with each of our directors and executive officers, as described elsewhere in this prospectus under “Management— Limitation of Liability and Indemnification.”

Shares eligible for future sale
Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse (180 days after the date of this prospectus, in many cases) could adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering,                      shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

--	restricted shares will be eligible for immediate sale upon the completion of this offering;

--	restricted shares, plus approximately shares of common stock issuable upon exercise of vested stock options, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus; and

--	the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.
Rule 144
In general, under Rule 144 under the Securities Act of 1933, or the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

--	1% of the total number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

--	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.                      shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus. However, substantially all of these shares are subject to lock-up agreements as described below and will become eligible for sale at the expiration of those agreements.
Rule 144(k)
Under Rule 144(k) under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates (within the meaning of Rule 144) at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.                      shares of our common stock will qualify for resale under

Shares eligible for future sale

Rule 144(k) beginning on the date of this prospectus and                      shares will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.
Lock-up agreements
Except for sales of common shares to the underwriters in accordance with the terms of the purchase agreement, we, each of our directors and officers, and the holders of substantially all of our outstanding shares and options and warrants to acquire our shares have agreed not to sell or otherwise dispose of, directly or indirectly, any of our common shares (or any security convertible into or exchangeable or exercisable for our common shares) without the prior written consent of UBS Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days from the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, except as required by law and subject to limited exceptions, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any of our common stock without the prior written consent of UBS Securities LLC and Deutsche Bank Securities Inc. Notwithstanding the foregoing, if:

--	during the beginning with the date that is 15 calendar days plus three business days before the last day of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or

--	prior to the expiration of the 180-day period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16 days immediately following the last day of the 180-day period, the lock-up restrictions will continue to apply until the expiration of an additional period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, and extending for 15 calendar days plus three business days, unless UBS Securities LLC and Deutsche Bank Securities Inc. waive in writing, such extension.
UBS Securities LLC and Deutsche Bank Securities Inc., in their joint discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to common stock acquired in this offering. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act and no other public disclosure is required or will be voluntarily made in connection with such transfers.

Shares eligible for future sale

Registration rights
As described below in “Description of capital stock— Registration rights,” upon completion of this offering, our preferred stockholders will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act, subject to the 180 day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.
Stock options
We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2003 Equity Incentive Plan and 2005 Non-Employee Directors’ Stock Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

United States federal tax considerations for non-U.S. holders
The following is a general discussion of certain material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.
This discussion is based on the United States Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.
Dividends
Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.
There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

United States federal tax considerations for non-U.S. holders

Gain on disposition of common stock
A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax, (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the United States, (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to United States federal income tax so long as (i) the Non-U.S. Holder is considered to have beneficially owned no more than five percent of the fair market value of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market, and our common stock may not qualify as regularly traded on an established securities market.
Information reporting requirements and backup withholding
Generally, we must report to the United States Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the United States Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence. Backup withholding generally will not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its correct federal taxpayer identification number, if any, or the required certification that it is not a United States person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payor otherwise has knowledge that the payee is a U.S. person or receives a notice of underreporting.
Under current United States federal income tax law, information reporting and backup withholding currently imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a United States office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a United States person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a United States trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a United States person.

United States federal tax considerations for non-U.S. holders

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the United States Internal Revenue Service.
Federal estate tax
An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Description of capital stock
The following descriptions of our capital stock give effect to the following events:

--	the amendment and restatement of our certificate of incorporation and bylaws upon completion of this offering; and

--	the conversion of our preferred stock into 50,579,299 shares of common stock, which will occur upon the completion of this offering.
GENERAL
Outstanding shares
As of March 31, 2005, 12,762,833 shares of common stock were issued and outstanding and 50,579,299 shares of preferred stock were issued and outstanding that will be automatically converted into common stock. As of March 31, 2005, there were outstanding options to purchase 9,065,500 shares of common stock under the 2003 Restated Plan, outstanding warrants to purchase 1,197,238 shares of common stock at an exercise price of $0.001 per share and warrants to purchase 215,217 shares of common stock at an exercise price of $0.273 per share. All of the warrants will terminate upon the offering unless earlier exercised. As of March 31, 2005, we had 27 holders of our common stock, 30 holders of our preferred stock and seven holders of warrants to purchase common stock.
Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.
The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
COMMON STOCK
Voting rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all

Description of capital stock

of our debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of preferred stock.
Rights and preferences
Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.
Fully paid and nonassessable
All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.
PREFERRED STOCK
Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series:

--	to establish from time to time the number of shares to be included in each such series;

--	to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and

--	to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing our change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.
REGISTRATION RIGHTS
Demand registration rights
At any time beginning 180 days after the completion of this offering, the holders of at least 25% of the shares of common stock held by our stockholders who previously held preferred stock have the right to demand that we file two registration statements, so long as either the registration covers at least one-third of the shares of common stock held by all of our stockholders who were holders of our Series A-1 preferred stock, Series A-2 preferred stock or Series B preferred stock or the aggregate amount of securities to be sold under each such registration statement is at least $15,000,000, in each case subject to specified exceptions.
Form S-3 registration rights
If we are eligible to file a “short-form” registration statement on SEC Form S-3, holders of at least 10% of the shares of common stock held by our stockholders who previously held preferred stock have the right to demand that we file up to two registration statements on Form S-3 in any 12-month period, so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $3,000,000, subject to specified exceptions.

Description of capital stock

“Piggyback” registration rights
If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement, subject to certain limitations. In this offering the underwriters have excluded any sales by existing investors.
Expenses of registration
Other than underwriting discounts and commissions, we will pay all expenses relating to piggyback registrations and all expenses relating to demand registrations and Form S-3 registrations so long as the aggregate amount of securities to be sold under each such registration statement exceeds the threshold amounts discussed above. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to specified exceptions.
Expiration of registration rights
The registration rights described above will expire five years after the date of this offering.
DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS
Delaware anti-takeover law
We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

--	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

--	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

--	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 defines a business combination to include:

--	any merger or consolidation involving the corporation and the interested stockholder;

--	any sale, transfer, pledge or other disposition, involving the interested stockholder, of 10% or more of the assets of the corporation;

--	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

Description of capital stock

--	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person.
Amended and restated certificate of incorporation and amended and restated bylaws
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

--	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

--	provide that the authorized number of directors may be changed only by resolution of the board of directors;

--	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

--	divide our board of directors into three classes;

--	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

--	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing, and also must comply with specified requirements as to the form and content of a stockholder’s notice;

--	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

--	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.
The amendment of any of these provisions would require approval by the holders of at least two-thirds of our then outstanding common stock.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock is                     . The transfer agent and registrar’s address is                     .

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Deutsche Bank Securities Inc. and CIBC World Markets Corp. are the representatives of the underwriters. UBS Securities LLC and Deutsche Bank Securities Inc. are the joint book-running managers of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

UBS Securities LLC
Deutsche Bank Securities Inc.
CIBC World Markets Corp.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

--	receipt and acceptance of our common stock by the underwriters; and

--	the underwriters’ right to reject orders in whole or in part.
We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to an aggregate of                     additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling

Underwriting

terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of underwriters have informed us that they do not expect to sell to accounts over which such representatives exercise discretionary authority more than an aggregate of 5% of the shares of common stock to be offered.
The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                     shares:

	No exercise	Full exercise

Per share	$	$
Total	$	$
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.5 million.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors and substantially all of our existing security holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Deutsche Bank Securities Inc., offer, sell, contact to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and Deutsche Bank Securities Inc. may, in their joint discretion, release some or all of the securities from these lock-up agreements.
The lock-up period may be extended for up to 37 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the lock-up period. Even under those circumstances, however, the lock-up period will not extend if our common stock is actively traded, meaning that our common stock has a public float of at least $150 million and an average trading volume of at least $1 million per day.
INDEMNIFICATION AND CONTRIBUTION
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NASDAQ NATIONAL MARKET QUOTATION
We will apply to have our common stock approved for quotation on The Nasdaq National Market under the trading symbol “PWCK”.

Underwriting

PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

--	stabilizing transactions;

--	short sales;

--	purchases to cover positions created by short sales;

--	imposition of penalty bids; and

--	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.
DETERMINATION OF OFFERING PRICE
Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

--	the information set forth in this prospectus and otherwise available to the representatives;

--	our history and prospects and the history of and prospects for the industry in which we compete;

--	our past and present financial performance and an assessment of our management;

--	our prospects for future earnings and the present state of our development;

Underwriting

--	the general condition of the securities markets at the time of this offering;

--	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

--	other factors deemed relevant by the underwriters and us.
DIRECTED SHARE PROGRAM
At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by                                                               , through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants purchasing these reserved shares will be subject to the lock-up restrictions described in “—No sales of similar securities” above.
AFFILIATIONS
Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.
The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters
The validity of the common stock we are offering will be passed upon for us by Cooley Godward LLP, Reston, Virginia. As of the date of this prospectus, GC&H Investments, LLC, an investment partnership composed of certain partners of and persons associated with Cooley Godward LLP, owns 102,278 shares of our preferred stock, which will convert into 102,278 shares of our common stock upon the closing of this offering, and warrants to purchase up to 15,286 shares of our common stock. Morrison & Foerster LLP, New York, New York, is counsel for the underwriters in connection with this offering.
Experts
Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2003 and 2004 and for the period November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, and the Statement of direct operating expenses relating to certain assets of Prestwick Scientific Capital, Inc. for the period January 1, 2002 through October 31, 2002, as set forth in their reports. We have included our consolidated financial statements and the Statement of direct operating expenses relating to certain assets of Prestwick Scientific Capital, Inc. in the prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Where you can find more information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Prestwick Pharmaceuticals and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.prestwickpharma.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website, www.prestwickpharma.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at, or accessible through, this site.

Prestwick Pharmaceuticals, Inc. and Subsidiary

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated financial statements as of December 31, 2003 and December 31, 2004 (Prestwick Pharmaceuticals, Inc.), for the period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and for the period from November 1, 2002 (inception) through December 31, 2002 and the years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.

Consolidated balance sheets	F-4
Statement of direct operating expenses related to certain assets
(Prestwick Scientific Capital, Inc.) and Consolidated statements of operations (Prestwick Pharmaceuticals, Inc.)	F-5
Consolidated statements of stockholders’ equity (deficit)	F-6
Consolidated statements of cash flows	F-7
Notes to the consolidated financial statements	F-9

Prestwick Pharmaceuticals, Inc. and Subsidiary

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Prestwick Pharmaceuticals, Inc.
We have audited the accompanying consolidated balance sheets of Prestwick Pharmaceuticals, Inc. and subsidiary (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2004 and the consolidated results of their operations and cash flows for the period November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004 in conformity with U.S. generally accepted accounting principles.
McLean, Virginia
April 19, 2005

Prestwick Pharmaceuticals, Inc. and Subsidiary

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Prestwick Pharmaceuticals, Inc.
We have audited the accompanying Statement of Direct Operating Expenses Related to Certain Assets of Prestwick Scientific Capital, Inc. for the period January 1, 2002 through October 31, 2002. This Statement of Direct Operating Expenses is the responsibility of the management of Prestwick Pharmaceuticals, Inc. (the “Company”). Our responsibility is to express an opinion on the Statement of Direct Operating Expenses based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Direct Operating Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Direct Operating Expenses. An audit includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Direct Operating Expenses. We believe that our audit provides a reasonable basis for our opinion.
The accompanying Statement of Direct Operating Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-1 of Prestwick Pharmaceuticals, Inc. as described in Note 1, and is not intended to be a complete presentation of the Company’s revenues and expenses.
In our opinion, the Statement of Direct Operating Expenses referred to above presents fairly, in all material respects, the direct operating expenses related to certain assets of Prestwick Scientific Capital, Inc. for the period January 1, 2002 through October 31, 2002, as described in Note 1, in conformity with U.S. generally accepted accounting principles.
McLean, Virginia
April 19, 2005

Prestwick Pharmaceuticals, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

			Pro forma
	December 31,	December 31,	stockholders’
			equity (deficit) at
	2003	2004	December 31, 2004

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,047,646	$30,923,697
Accounts receivable, net	—	168,384
Inventory	—	1,244,269
Due from related party	61,323	2,947
Prepaid expenses and other current assets	49,435	103,961

Total current assets	15,158,404	32,443,258
Property and equipment, net	134,240	393,608
Other assets	—	13,170

Total assets	$15,292,644	$32,850,036

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,925,122	$1,491,237
Accrued expenses	957,512	882,867
Current portion of capital lease obligations and other financed obligations	5,295	21,653

Total current liabilities	2,887,929	2,395,757

Capital lease obligations, less current portion	21,033	15,299

Total liabilities	2,908,962	2,411,056

Commitments and contingences
Redeemable convertible preferred stock:
Series A-1 preferred stock; $0.001 par value; 10,065,999 shares authorized, issued and outstanding as of December 31, 2003 and 2004; liquidation preference of $11,550,803 at December 31, 2004	10,577,593	8,246,512	$—
Series A-2 preferred stock; $0.001 par value; 13,030,570 shares authorized, issued and outstanding as of December 31, 2003 and 2004; liquidation preference of $14,178,689 at December 31, 2004	13,117,909	14,164,097	—
Series B preferred stock; $0.001 par value; 27,482,730 shares authorized, issued and outstanding as of December 31, 2004; liquidation preference of $37,251,396 at December 31, 2004	—	37,164,052	—

Total redeemable convertible preferred stock	23,695,502	59,574,661	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 48,000,000 and 80,000,000 shares authorized as of December 31, 2003 and 2004 respectively; 7,250,000 and 11,861,680 shares issued and outstanding as of December 31, 2003 and 2004, respectively, and 62,440,979 shares issued and outstanding on a pro forma basis	7,250	11,862	62,441
Additional paid-in capital	814,413	3,033,784	62,557,866
Note receivable from officer	(46,965)	(48,878)	(48,878)
Other comprehensive loss	—	(4,465)	(4,465)
Accumulated deficit	(12,086,518)	(32,127,984)	(32,127,984)

Total stockholders’ equity (deficit)	(11,311,820)	(29,135,681)	$30,438,980

Total liabilities and stockholders’ equity (deficit)	$15,292,644	$32,850,036

See notes to consolidated financial statements.

Prestwick Pharmaceuticals, Inc. and Subsidiary

STATEMENT OF DIRECT OPERATING EXPENSES RELATED TO CERTAIN ASSETS (PRESTWICK SCIENTIFIC CAPITAL, INC.) AND CONSOLIDATED STATEMENTS OF OPERATIONS (PRESTWICK PHARMACEUTICALS, INC.)

	Prestwick Scientific
	Capital, Inc.	Prestwick Pharmaceuticals, Inc.

	For the pre-asset	For the period
	acquisition period	November 1, 2002
	January 1, 2002	(inception) through	Year ended December 31,
	through October 31,	December 31,
	2002	2002	2003	2004

Net revenues	$—	$—	$—	$529,899
Operating expenses:
Cost of revenues	—	—	—	541,441
Research and development (including stock-based compensation expense of $82,621 and $31,681 for the years ended December 31, 2003 and 2004, respectively)	379,784	247,186	6,971,036	11,678,777
Acquired in-process research and development	—	1,060,975	—	—
Sales and marketing (including stock-based compensation expense of $724 and $12,972 for the years ended December 31, 2003 and 2004, respectively)	—	8,101	1,196,676	2,617,754
General and administrative (including stock-based compensation expense of $122,959 and $317,895 for the years ended December 31, 2003 and 2004, respectively)	47,879	213,371	2,379,505	4,402,437

Total operating expenses	427,663	1,529,633	10,547,217	19,240,409

Loss from operations	(427,663)	(1,529,633)	(10,547,217)	(18,710,510)
Other income (expense):
Foreign currency transaction loss	—	—	—	(56,158)
Interest income	—	677	52,780	130,391
Interest expense	—	(14,104)	(49,021)	(1,405,189)

Net loss	$(427,663)	(1,543,060)	(10,543,458)	(20,041,466)

Accretion of redeemable convertible preferred stock to redemptive value		—	(816,189)	(2,310,930)

Net loss attributable to common stockholders		$(1,543,060)	$(11,359,647)	$(22,352,396)

Net loss per common share, basic and diluted:
Historical		$(4.63)	$(1.57)	$(2.81)

Pro forma (unaudited)		$—	$—	$(0.60)

Shares used to compute basic and diluted net loss per common share:
Historical		333,562	7,250,000	7,958,668

Pro forma (unaudited)		—	—	33,345,465

See notes to consolidated financial statements.

Prestwick Pharmaceuticals, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Period from November 1, 2002 (inception) to December 31, 2004

				Note
	Common stock		Additional	receivable	Other		Total
			paid-in	from	comprehensive	Accumulated	stockholders’
	Shares	Amount	capital	officer	loss	deficit	equity (deficit)

Balance at November 1, 2002 (inception)	—	$—	$—	$—	$—	$—	$—
Issuance of common stock pursuant to Asset Purchase Agreement	6,000,000	6,000	1,134,000	—	—	—	1,140,000
Issuance of common stock to officer	1,250,000	1,250	236,250	(45,000)	—	—	192,500
Accrued interest on note receivable from officer	—	—	—	(54)	—	—	(54)
Issuance of warrants associated with convertible promissory notes	—	—	48,760	—	—	—	48,760
Components of comprehensive loss:
Net loss	—	—	—	—	—	(1,543,060)	(1,543,060)

Comprehensive loss							(1,543,060)

Balance at December 31, 2002	7,250,000	7,250	1,419,010	(45,054)	—	(1,543,060)	(161,854)
Accrued interest on note receivable from officer	—	—	—	(1,911)	—	—	(1,911)
Exercise of unvested stock options	—	—	5,288	—	—	—	5,288
Accretion of redeemable convertible preferred stock to redemptive value	—	—	(816,189)	—	—	—	(816,189)
Stock-based compensation expense	—	—	206,304	—	—	—	206,304
Components of comprehensive loss:
Net loss	—	—	—	—	—	(10,543,458)	(10,543,458)

Comprehensive loss							(10,543,458)

Balance at December 31, 2003	7,250,000	7,250	814,413	(46,965)	—	(12,086,518)	(11,311,820)
Issuance of warrants associated with convertible promissory notes	—	—	438,573	—	—	—	438,573
Accrued interest on note receivable from officer	—	—	—	(1,913)	—	—	(1,913)
Accretion of redeemable convertible preferred stock to redemptive value	—	—	(2,310,930)	—	—	—	(2,310,930)
Stock-based compensation expense	—	—	362,548	—	—	—	362,548
Exercise of warrants	4,277,213	4,277	309,091	—	—	—	313,368
Exercise of vested and unvested options	300,717	301	77,207	—	—	—	77,508
Issuance of common stock pursuant to vested options	33,750	34	(34)	—	—	—	—
Value of warrants to purchase common stock associated with Series A-1 preferred stock	—	—	3,342,916	—	—	—	3,342,916
Components of comprehensive loss:
Net loss	—	—	—	—	—	(20,041,466)	(20,041,466)
Foreign currency translation adjustment	—	—	—	—	(4,465)	—	(4,465)

Comprehensive loss							(20,045,931)

Balance at December 31, 2004	11,861,680	$11,862	$3,033,784	$(48,878)	$(4,465)	$(32,127,984)	$(29,135,681)

See notes to consolidated financial statements.

Prestwick Pharmaceuticals, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period
	November 1, 2002
	(inception) through	Year ended December 31,
	December 31,
	2002	2003	2004

Operating activities
Net loss	$(1,543,060)	$(10,543,458)	$(20,041,466)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,171	37,839	82,802
Acquired in-process research and development	1,060,975	—	—
Interest expense related to beneficial conversion on convertible notes	—	—	438,572
Interest on note receivable from officer	(54)	(1,911)	(1,913)
Stock-based compensation expense	191,250	206,304	362,548
Interest expense on convertible promissory notes	1,181	3,680	488,569
Amortization of debt issuance costs	12,942	40,926	475,253
Changes in operating assets and liabilities:
Accounts receivable	—	—	(168,384)
Inventory	—	—	(1,244,269)
Due from related party	54,078	(115,401)	58,376
Prepaid expenses and other current assets	—	(49,435)	(6,397)
Other assets	—	—	(13,170)
Accounts payable	190,867	1,734,255	(433,885)
Accrued expenses	31,292	926,220	(74,645)

Net cash provided by (used in) operating activities	642	(7,760,981)	(20,078,009)
Investing activities
Purchases of property and equipment	—	(64,397)	(342,170)

Net cash used in investing activities	—	(64,397)	(342,170)
Financing activities
Proceeds from issuance of convertible promissory notes, net	1,994,892	—	8,106,144
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	20,874,452	27,841,180
Proceeds from issuance of common stock	1,250	5,288	390,876
Principal payments on capital lease obligations and other financed obligations	—	(3,500)	(37,505)

Net cash provided by financing activities	1,996,142	20,876,240	36,300,695

Effect of exchange rate changes on cash and cash equivalents	—	—	(4,465)
Net increase in cash and cash equivalents	1,996,784	13,050,862	15,876,051
Cash and cash equivalents at beginning of period	—	1,996,784	15,047,646

Cash and cash equivalents at end of period	$1,996,784	$15,047,646	$30,923,697

See notes to consolidated financial statements.

Prestwick Pharmaceuticals, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period
	November 1, 2002
	(inception) through	Year ended December 31,
	December 31,
	2002	2003	2004

Non-cash items
Asset purchase:
Acquired in-process research and development	$1,060,975	$—	$—
Property and equipment	79,025	—	—

Issuance of common stock	$1,140,000	$—	$—

Issuance of common stock to officer for note receivable	$45,000	$—	$—
Accretion of redeemable convertible preferred stock to redemptive value	$—	$816,189	$2,310,930
Issuance of warrants associated with convertible promissory notes	$48,760	$—	$438,573
Conversion of promissory notes and accrued interest to redeemable convertible preferred stock	$—	$2,004,861	$8,631,393
Equipment acquired under capital lease	$—	$29,828	$—
Product liability insurance financed over six months	$—	$—	$48,129
Value associated with warrants issued in connection with Series A-1 redeemable convertible preferred stock	$—	$—	$3,342,916
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$1,306	$3,303
See notes to consolidated financial statements.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.

1.	DESCRIPTION OF BUSINESS
Prestwick Pharmaceuticals, Inc. (the “Company”) is a product-focused specialty pharmaceutical company engaged in the development and commercialization of small molecule drugs with high commercial potential and relatively low development risk that target chronic diseases of the central nervous system, or CNS. The Company’s strategy is to identify, acquire, develop and commercialize product candidates that address CNS disorders with significant unmet medical need. The Company also intends to develop and market both new and enhanced delivery forms and additional therapeutic applications of some of its product candidates to increase their commercial potential. To date, the Company has in-licensed rights relating to five product candidates, one of which, tetrabenazine, the Company currently markets in Canada and expects to receive approval to market in the United States.
The Company was incorporated in Delaware on November 1, 2002 and began operations in December 2002 as KCS Pharmaceuticals, Inc. (“KCS”) after executing an Asset Purchase and Subscription Agreement (the “Asset Purchase Agreement”) with Prestwick Scientific Capital, Inc. (“Prestwick Scientific”), and its parent company, Prestwick Companies, Inc. (“PCI”). Pursuant to the Asset Purchase Agreement, the Company acquired rights, title and interest in product candidates used to treat disorders of the CNS and previously held by Prestwick Scientific. On January 10, 2003, the name of KCS was changed to Prestwick Pharmaceuticals, Inc.
The Statement of Direct Operating Expenses related to Prestwick Scientific for the pre-asset acquisition period from January 1, 2002 through October 31, 2002 presents the expenses directly attributable to product candidates to treat disorders of the CNS, acquired by the Company. The expenses were accumulated based on a specific identification review of expenses incurred by PCI and its subsidiary, Prestwick Scientific. The accumulation of expenses directly attributable to the product candidates is believed to be reasonable. However, they do not purport to show the results of operations of Prestwick Scientific had these acquired assets operated as a stand-alone business.
The Board of Directors has authorized the Company to file a Registration Statement on Form S-1 with the Securities and Exchange Commission (“SEC”) permitting the Company to sell shares of common stock in an initial public offering (“IPO”). If the IPO is consummated as presently anticipated, all shares of the Company’s Series A-1, Series A-2 and Series B redeemable convertible preferred stock (collectively, “Preferred Stock”) will automatically convert into shares of common stock at a ratio of one common share per preferred share.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Prestwick Pharmaceuticals Canada, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates its subsidiary as it has a controlling financial interest as defined by Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, as amended by Statement of Financial Accounting Standards (“SFAS”) No. 94, Consolidation of all Majority-Owned Subsidiaries. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership, directly or indirectly, of more than 50% of the outstanding voting shares is a condition indicating consolidation.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
Cash and cash equivalents
Cash and cash equivalents generally consist of money market accounts with commercial banks. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.
Concentrations and risks
Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash balances with credit-worthy financial institutions in the United States, and the balances may exceed, at times, the amount insured by the Federal Deposit Insurance Corporation.
Nitoman, the brand name of tetrabenazine in Canada, is sold primarily to distributors and, to a limited extent, to hospitals and retail pharmacies. Ongoing credit evaluations of customers are performed and collateral is generally not required. The Company maintains a reserve for potential credit losses based on the financial condition of customers and the aging of accounts. Generally, the Company considers receivables 90 days past the invoice date as past due. The Company established an allowance for bad debts of $8,863 as of December 31, 2004. For the year ended December 31, 2004, the Company had two customers that accounted for 50% and 15% of net revenues and 54% and 13% of accounts receivable at December 31, 2004, respectively.
The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to regulatory approvals, dependence on key products, dependence on key customers and suppliers, successfully manufacturing and marketing of approved products and protection of proprietary rights.
Specifically, the Company is dependent on Cambridge Laboratories Limited (“Cambridge”) for Nitoman. The loss of this sole supplier may have a material adverse effect on the Company’s ability to continue selling Nitoman in Canada and the Company’s ability to continue its tetrabenazine clinical trial in the United States.
Fair value of financial instruments
Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying values of these instruments approximate fair value due to their short-term nature. The fair value of the Preferred Stock is not practicable to determine as no quoted market price exists nor have there been any recent transactions of the Preferred Stock. The Preferred Stock will be converted into the common stock upon consummation of the contemplated IPO.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Inventory
Inventory consists of the finished Nitoman drug product. Nitoman is warehoused in Canada and is sold exclusively by the Company to the Canadian market. Title to the inventory transfers to the Company upon payment. The Company holds title to all inventory as of December 31, 2004. Inventory is stated at the lower of cost or market, as determined under the first-in, first-out method. The Company periodically reviews its inventory, and items considered outdated or obsolete are reduced to their estimated net realizable value.
Property and equipment
Property and equipment are recorded at cost. Assets held under capital leases are stated at the present value of future minimum lease payments and are amortized over the shorter of the lease term or estimated useful life. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized. Depreciation and amortization of property and equipment, including amortization of the capital leased asset, are calculated using the straight-line method based on the following estimated useful lives:

Furniture and fixtures	3 years
Equipment	3 years
Leasehold improvements	Shorter of lease term or useful life
Long-lived assets
The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the future discounted cash flows compared to the carrying amount of the asset.
Redeemable convertible preferred stock
The Company uses the effective interest method to accrete the differences between the carrying value and the estimated redemptive value of its Preferred Stock, such that the carrying value will approximate the redemptive amount on the earliest possible redemption date.
Revenue recognition
The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, whereby revenue is not recognized until it is realized or realizable and earned. Revenue is recognized when all of the following criteria are met: the product has been delivered to the customer, the price is fixed and determinable, collectibility is reasonably assured and persuasive evidence of an arrangement exists. For sales of Nitoman in Canada, revenues are recognized upon receipt of the product by the customer, as the terms of the sale require that title pass to the customer upon receipt of the product, assuming other criteria have been met. The Company’s ability to transfer title of the product may be affected by the Company’s ability to obtain title to the product, which only occurs upon payment of the inventory to the third party supplier.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Revenues are reported net of allowances for chargebacks from distributors, product returns, rebates, and early pay discounts. Significant judgment is required to determine such allowances. This determination is based on historical data, industry information, and information from customers. If actual results differ from the estimates, the Company adjusts the allowances at the time such differences become known.
Shipping and handling cost of inventory
The shipping of inventory to customers and a per unit handling fee are included in cost of revenues.
Foreign currency translation
The functional currency for the Company’s Canadian operation is the Canadian dollar. Assets and liabilities of the Company’s foreign subsidiary are translated at the exchange rate as of the balance sheet dates. Revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are included in other comprehensive loss. Gains and losses on foreign currency transactions are included in other (income) expense.
Research and development expenses
Research and development costs are expensed as incurred. Research and development expenses include contractor fees, principally related to contract research organizations (“CROs”) assisting the Company with its clinical trials, as well as other consultants who are experts in the CNS disorder field, legal expenses related to the Company’s patents, patent applications and licensing and other collaborative agreements, milestone payments to licensors for product candidates in development, and salaries and related personnel costs of employees engaged in product development.
The Company’s preclinical studies and all of its clinical trials are performed by CROs. The CROs generally bill quarterly or semiannually for services performed. The Company reviews the activities performed under the significant contracts quarterly. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date. For human clinical trials, the significant factors used in estimating accruals include the number of patients enrolled and percentage of work completed to date.
Acquired in-process research and development expenses
Acquired in-process research and development relates to acquired product candidates and intellectual property for unapproved products. The nature of the remaining efforts for completion of research and development activities surrounding acquired product candidates generally include initiation and completion of clinical trials, completion of manufacturing validation, and obtaining marketing approval from the FDA and other foreign regulatory bodies, the cost, length and success of which are extremely difficult to predict with any certainty. Products under development may never be successfully commercialized due to the uncertainties and risks associated with new pharmaceuticals, changes in the reimbursement environment, completion of clinical trials and approval by the FDA, and the introduction of new competitive products. Accordingly, the Company records acquired product candidates and intellectual property for unapproved products as acquired in-process research and development.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Comprehensive loss
Comprehensive loss includes all changes in equity for cumulative translation adjustments resulting from the consolidation of the Company’s Canadian subsidiary.
Segments
The Company operates in one business segment, sale of products to treat disorders of the CNS. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information.
Stock-based compensation
The Company accounts for stock-based compensation in accordance with SFAS No. 123R, Share-Based Payment, (“SFAS 123R”) issued in December 2004 by the Financial Accounting Standards Board. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations based on their fair values determined using a valuation model permitted under SFAS 123R. The Company has adopted SFAS 123R for all periods presented.
The Company accounts for equity instruments issued to non-employees in accordance with SFAS 123R and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to other Than Employees for Acquiring or in Conjunction with Selling Goods or Services (“EITF 96-18”). The estimated fair value of the equity instruments is recorded on the earlier of the performance commitment date or the date the required services are completed. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.
Income taxes
The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is recorded if, based on the evidence available, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Basic and diluted net loss per common share
Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, exclusive of shares of common stock subject to repurchase. Diluted net loss per common share reflects the potential dilution that could occur if securities exercisable for or convertible into common stock were exercised or converted into common stock. Mandatorily redeemable convertible Preferred Stock, stock options and warrants were not considered in the computation of diluted net loss per common share for all periods presented as their effect is anti-dilutive.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows:

	For the period
	November 1, 2002
	(inception) through	Year ended December 31,
	December 31,
	2002	2003	2004

Numerator:
Net loss	$(1,543,060)	$(10,543,458)	$(20,041,466)
Accretion of Preferred Stock to redemptive value	—	(816,189)	(2,310,930)

Net loss attributable to common stockholders	$(1,543,060)	$(11,359,647)	$(22,352,396)

Denominator:
Weighted-average number of common shares outstanding	333,562	7,260,993	8,077,559
Less weighted-average number of common shares subject to repurchase	—	(10,993)	(118,891)

Weighted-average number of common shares	333,562	7,250,000	7,958,668

Net loss per common share:
Basic and diluted	$(4.63)	$(1.57)	$(2.81)

The following securities exercisable for or convertible into common stock were excluded from the computation of diluted net loss per common share for the periods presented because their effect is anti-dilutive.

	For the period
	November 1, 2002
	(inception) through	Year ended December 31,
	December 31,
	2002	2003	2004

Preferred Stock	—	23,096,569	50,579,299
Options to purchase common stock	—	5,903,993	9,495,958
Common stock subject to repurchase	—	37,500	131,042
Warrants to purchase common stock	400,000	5,432,996	1,970,067
Unaudited pro forma net loss per common share
Immediately prior to the effective date of the contemplated IPO, all outstanding shares of Preferred Stock will convert into an aggregate of 50,579,299 shares of common stock. The pro forma net loss per common share is included on the consolidated statements of operations for the year ended December 31, 2004 to show the effects of Preferred Stock conversion on net loss per common share. Pro forma net loss per common share is computed by dividing net loss, before accretion of Preferred Stock, by the weighted average number of common shares outstanding, including the pro forma effects of conversion of all outstanding Preferred Stock into shares of the Company’s common stock, as if it occurred on January 1, 2004 or the date of issuance, whichever is later.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net loss per common share follows:

Year ended
December 31,
2004

Numerator:
Net loss	$(20,041,466)

Denominator:
Weighted-average number of common shares outstanding	8,077,559
Less weighted-average number of common shares subject to repurchase	(118,891)
Add preferred shares outstanding as of the later of January 1, 2004 or date of issuance	25,386,797

Pro forma weighted-average number of common shares	33,345,465

Pro forma net loss per common share, basic and diluted	$(0.60)

3.	ASSET PURCHASE AND SUBSCRIPTION AGREEMENT
On December 13, 2002, the Company executed the Asset Purchase Agreement with Prestwick Scientific and PCI. Pursuant to the Asset Purchase Agreement, the Company acquired rights, title and interest in product candidates used to treat disorders of the CNS. The Company was assigned all of the rights and obligations under two license agreements, an agreement with Cambridge and two foreign patent applications, as well as trademarks associated with such products and product candidates. The Company also acquired certain office equipment from Prestwick Scientific.
The consideration under the terms of the Asset Purchase Agreement included 6,000,000 shares of the Company’s common stock valued at $0.19 per share. The valuation of the Company’s common stock was determined by an independent appraisal. The aggregate value of the consideration of $1,140,000 was allocated as follows: $79,025 to property and equipment and $1,060,975 to acquired in-process research and development expenses. At that date, the Company was several years away from having an approved product to market, and therefore, the Company expensed the acquired in-process research and development.

4.	PRODUCT CANDIDATE AGREEMENTS
Pursuant to the Asset Purchase Agreement, the Company assumed three agreements:
License Agreement with Massachusetts General Hospital dated October 6, 2000 for a drug to treat schizophrenia (the “MGH License”);
License Agreement with Dr. Gittos dated June 30, 2001 for a drug to treat sleep apnea (the “Gittos License”); and
Amended and Restated Agreement with Cambridge Laboratories Limited dated September 26, 2002 for a drug to treat chorea associated with Huntington’s disease (the “Cambridge Agreement”).

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Since inception, the Company has negotiated and signed the following agreements for additional product candidates:
Development and Commercialization License and Clinical Supply Agreement with Neurobiotec GmbH (“NeuroBiotec”) dated September 11, 2003 and Agreement with Schering AG and NeuroBiotec dated September 10, 2003 for the subcutaneous (“Pump”) and transdermal (“Patch”) delivery of a drug to treat Parkinson’s disease (collectively, the “NeuroBiotec Agreement”);
License agreement with Daniel C. Javitt and Glytech, Inc. dated September 7, 2004 for a drug called D-Serine for the treatment of schizophrenia (the “Glytech License”); and
Agreement for Canadian Rights to Nitoman with Cambridge Laboratories Ltd. dated April 26, 2004 for a drug to treat chorea associated with Huntington’s disease in Canada (the “Cambridge Canadian Agreement”).
Under all of these agreements, the Company and Prestwick Scientific have paid and expensed an aggregate of $2,170,000 in milestone payments as of December 31, 2004. The Company is required to make future milestone payments of up to $14,775,000 in connection with clinical trial progress, regulatory filings and approvals.
The MGH License
The MGH License provides the Company with exclusive worldwide development and commercialization rights for a drug to treat schizophrenia. The Company is responsible for paying the costs incurred in the preparation, filing, prosecution and maintenance of patents and patent applications. Upon commercialization of the drug, the Company is obligated to pay certain royalties to the licensor. The Company is also committed to pay a royalty for any amounts received from a sublicense agreement. The MGH License terminates in accordance with the agreement, which includes on a country-by-country basis as patents expire or if the Company fails to perform its patent or development obligations.
The Gittos License
The Gittos License provides the Company with worldwide development and commercialization rights for a drug to treat sleep apnea. The Company is responsible for paying the costs incurred in the preparation, filing, prosecution and maintenance of patents and patent applications. Upon commercialization of the drug, the Company is obligated to pay certain royalties to the licensor. The Company is also committed to pay a royalty for any amounts received from a sublicense agreement. The Gittos License terminates in accordance with the agreement, which includes on a country-by-country basis as patents expire (2011 if patents are not obtainable) or if the Company fails to perform its patent or development obligations.
The Cambridge Agreement
The Cambridge Agreement, as amended, provides the Company exclusive commercialization rights of a drug to treat chorea associated with Huntington’s disease in the United States. Except for certain tests currently in process that will be paid for by Cambridge, the Company is responsible for all expenses, including clinical trial costs, necessary to obtain FDA approval to sell the drug in the United States. Upon commercialization of the drug, the Company is obligated to pay certain royalties, which include the cost of manufacturing the drug. The Cambridge Agreement terminates in accordance with the

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
agreement, which includes 15 years after the last approval for commercialization, or if the Company fails to perform its obligations under the agreement.
Cambridge retained exclusive rights to provide the drug to the Company for resale in the United States. The Company must annually meet certain minimum order and sales quantities. Any shortages are added to the subsequent year’s requirement. If the Company fails to meet the minimum order and sales quantity for two consecutive years, then Cambridge can terminate the agreement.
The NeuroBiotec Agreement
The NeuroBiotec Agreement provides the Company development and commercialization rights for a drug to treat Parkinson’s disease in the United States and Canada. Upon Pump and Patch commercialization, the Company is obligated to pay certain royalties. Under the NeuroBiotec Agreement, the obligation to pay royalties on net sales of a licensed product continues for a period that runs, on a product-by-product basis, for at least ten years from first commercial sale of the product and terminates generally upon the earlier of fifteen years after that first commercial sale of the product, the expiration of the exclusivity under the licensed patents, and the expiration of any exclusive marketing rights obtained in a country of sale for such product. The NeuroBiotec Agreement terminates upon the later of 15 years after the first commercial sale in the United States, the expiration of exclusivity provided by a licensed patent, or any exclusive marketing rights obtained where the product is sold, unless otherwise earlier terminated as provided in the agreement. Company fails to perform its obligations under the agreement.
The Glytech License
The Glytech License provides the Company with an exclusive worldwide license, title and interest in certain technology used in the development of a certain product. The drug product treats schizophrenia. Upon commercialization of the drug, the Company will pay certain royalties to the licensor. The Glytech License terminates in accordance with the agreement, which includes the later of (1) the termination of the patents or (2) ten years after the date of the first commercial sale.
The Cambridge Canadian agreement
The Cambridge Canadian Agreement provides the Company exclusive commercialization rights of Nitoman, a drug to treat chorea associated with Huntington’s disease in Canada. The drug has been approved for sale by the Canadian regulatory authority. The Company is obligated to pay a pre-specified price per unit for a specified threshold of units and, for quantities in excess of this threshold, the Company is charged the greater of 50% of a pre-specified price or 50% of net sales, each determined on a per unit basis. After the initial year, the threshold reduces for the second and subsequent years. The Canadian Cambridge Agreement terminates in accordance with the agreement, which includes ten years after the Company is authorized to sell the product, or if the Company fails to perform its obligations under the contract.
Cambridge retains exclusive rights to be the Company’s supplier of Nitoman. Due to the length of time to manufacture the drug, the Company has committed to annual minimum order and sales quantities for the first five years of the contract. As of December 31, 2004, based on the then current Canadian foreign exchange rate, the Company is committed to buy approximately $5.3 million of the drug from Cambridge over the next five years. As of December 31, 2004, the Company has met its minimum order quantity for the first year, which began on April 26, 2004. Any shortages below the

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
minimum order or sales quantity are added to the subsequent year’s requirement. If the Company fails to meet the minimum order or sales quantity of Nitoman for two consecutive years, then Cambridge can terminate the agreement.
Additionally, the Company is required to dedicate four full-time employees to sales of Nitoman in Canada as well as to provide sales support from other employees in the United States. The agreement estimates that the Company will spend at least $300,000 per year for the first five years of the Cambridge Canadian Agreement.

5.	PROPERTY AND EQUIPMENT
Property and equipment consist of the following:

	December 31,	December 31,
	2003	2004

Furniture and fixtures	$59,650	$78,593
Equipment	113,600	321,604
Leasehold improvements	—	115,223

	173,250	515,420
Less accumulated depreciation and amortization	(39,010)	(121,812)

	$134,240	$393,608

6.	ACCRUED EXPENSES
Accrued expenses consist of the following:

	December 31,	December 31,
	2003	2004

Accrued salaries and benefits	$206,157	$411,665
Accrued professional fees	6,717	135,751
Accrued clinical research fees	744,638	335,451

	$957,512	$882,867

7.     CONVERTIBLE PROMISSORY NOTES
2002 convertible notes
On December 13, 2002, the Company issued Convertible Promissory Notes (the “2002 Notes”) in an aggregate amount of $2,000,000 to new investors. The 2002 Notes were to be converted to shares of the Company’s Series A-1 redeemable convertible Preferred Stock (“Series A-1 Preferred Stock”) within 90 days from the issuance date. The interest rate on the 2002 Notes was 1.25%, compounded annually. The holders of the 2002 Notes received warrants to purchase 400,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The estimated fair value of the warrants of $48,760 and legal fees of $5,108 were accounted for as deferred debt issuance costs of $53,868 and amortized to interest expense over the period the 2002 Notes were outstanding. The estimated fair value of the warrants was calculated using a Black-Scholes valuation model with the

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
following assumptions: 7 year expected term, 0% dividend, 4.03% risk-free interest rate and 80% volatility.
On February 26, 2003, the outstanding principal and unpaid interest on the 2002 Notes of $2,004,861 converted to 2,004,861 shares of Series A-1 Preferred Stock based on a $1.00 per share conversion price.
For the period November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, the Company recognized interest expense of $12,942, $40,926, and $0, respectively, related to amortization of the debt issuance costs for the 2002 Notes.
2004 convertible notes
During October and November of 2004, the Company issued Convertible Promissory Notes (the “2004 Notes”) in the aggregate amount of $8,142,824. The 2004 Notes were to be converted to shares of Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”) within six months from the issuance date. The interest rate on the 2004 Notes was simple interest at a rate of 12% per annum, with a minimum of six months interest due. The holders of the 2004 Notes received warrants to purchase 814,284 shares of the Company’s common stock exercisable at $0.273 per share. The estimated fair value of the warrants of $438,573, as well as legal fees of $36,680, were accounted for as deferred debt issuance costs of $475,253 and amortized to interest expense over the period the 2004 Notes were outstanding. The estimated fair value of the warrants was calculated using a Black-Scholes valuation model with the following assumptions: 7 year expected term, 0% dividend, 3.75% risk-free interest rate and 80% volatility.
After allocating $438,573 of proceeds of the 2004 Notes to the warrants, the Company calculated the effective conversion rate pursuant to EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, and concluded that a beneficial conversion feature existed with respect to the 2004 Notes. Accordingly, the Company recorded additional interest expense of $438,572 during 2004 related to this beneficial conversion feature, based on the intrinsic value calculated as the difference between the effective conversion price and the fair market value of the Series B Preferred Stock.
On November 30, 2004, the outstanding principal and unpaid interest on the 2004 Notes of $8,631,393 were converted to 6,411,195 shares of Series B Preferred Stock based on a $1.3463 per share conversion price.
Interest expense related to the amortization of deferred issuance costs of the 2004 Notes amounted to $475,253 during 2004.

8.	COMMON STOCK AND REDEEMABLE CONVERTIBLE PREFERRED STOCK
Common stock
The Company issued 6,000,000 shares of common stock on December 13, 2002 pursuant to the Asset Purchase Agreement. Certain common stockholders, with an aggregate of 2,145,301 shares of common stock, are subject to a Voting Trust Agreement, which effectively requires that these shares be voted together on all matters for which common stockholders are entitled to vote. The Voting Trust Agreement will expire upon the contemplated IPO.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
On December 20, 2002, the Company sold 1,250,000 shares of common stock (“Founder Shares”) to the president of the Company at a price of $0.037 per share, for an aggregate purchase price of $46,250 payable by $1,250 of cash and a recourse promissory note (the “Note”) in the amount of $45,000. The Note bears simple interest at a rate of 4.25%. The outstanding principal amount and unpaid interest are due and payable on the earlier of December 20, 2007 or an IPO of the Company’s common stock. The Note is secured with a pledge of the Founder Shares.
Based on an independent appraisal of the Company’s common stock, the Company determined that the fair value of common stock in December 2002 was $0.19. Accordingly, the Company recorded compensation expense of $191,250 for the difference between the purchase price and the fair value of the common stock.
The Company has reserved shares of common stock for issuance as follows:

December 31,
2004

Exercise of common stock options	12,034,491
Conversion of Series A-1 Preferred Stock	10,065,999
Conversion of Series A-2 Preferred Stock	13,030,570
Conversion of Series B Preferred Stock	27,482,730
Exercise of common stock warrants	1,970,067
Vesting of restricted stock awards	131,042

64,714,899

Redeemable convertible preferred stock
Sales of preferred stock
On February 26, 2003, the Company completed the sale of 10,065,999 shares of Series A-1 Preferred Stock and the issuance of warrants to purchase 5,032,996 shares of common stock for the price of $1.00 per unit (one share of Series A-1 Preferred Stock and a warrant to purchase 0.5 share of common stock). The aggregate consideration received by the Company, net of costs of the offering, was $9,867,456, of which $7,862,595 was cash and $2,004,861 represented the conversion of the 2002 Notes and accrued interest. Additionally, pursuant to the Series A-1 Preferred Stock Agreement, the Company agreed to sell shares of Series A-2 Redeemable Convertible Preferred Stock (“Series A-2 Preferred Stock”) prior to December 31, 2003 at a price of $1.25 per share if certain license milestones were met, or at $1.00 per share if the license milestones were not met. The license milestones were not met by the Company.
On November 24, 2003 and December 15, 2003, the Company completed the sale of 13,030,570 shares of Series A-2 Preferred Stock at a price of $1.00 per share. The aggregate consideration received by the Company, net of costs of the offering, was $13,011,857.
On November 30, 2004, the Company completed the sale of 27,482,730 shares of Series B Preferred Stock at a price of $1.3463 per share. The aggregate consideration received by the Company, net of costs of the offering was $36,472,573, of which $27,841,180 was cash and $8,631,393 was the conversion of the 2004 Notes and accrued interest.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Below is a summary of the Company’s outstanding Preferred Stock:

					Common
					shares
				Share	issuable	Liquidation
			Issued and	conversion	upon	preference
	Issuance date	Authorized	outstanding	ratio	conversion	per share

Series A-1 Preferred Stock	February 26, 2003	10,065,999	10,065,999	1-to-1	10,065,999	$1.00
Series A-2 Preferred Stock	November 24, 2003 and December 15, 2003	13,030,570	13,030,570	1-to-1	13,030,570	$1.00
Series B Preferred Stock	November 30, 2004	27,482,730	27,482,730	1-to-1	27,482,730	$1.3463
Dividends
The holders of Preferred Stock are entitled to receive cumulative annual dividends at the rate of $0.08 per share when, as and if declared by the Board of Directors. As of December 31, 2004, cumulative dividends amounted to $1,484,804, $1,148,119 and $251,397 for Series A-1, A-2 and B Preferred Stock, respectively. Dividends on Preferred Stock shall be payable only upon a liquidation event, an acquisition or asset transfer, a redemption or as declared by the board of directors. Dividends on Preferred Stock shall be payable in preference to and prior to payment of dividends on common stock. In the event that dividends are paid on common stock, dividends shall be paid on Preferred Stock in an amount equal per share (on an as-if-converted basis) to the amount paid for each share of common stock. As of December 31, 2004, no dividends had been declared on any class of the Company’s capital stock.
Liquidation
Upon the event of a liquidation or winding up of the Company, the holders of the Company’s Preferred Stock are entitled to receive, prior to any distribution of the Company’s assets to and in preference to any distribution to holders of common stock, an amount equal to the original issue price set forth in the chart above (liquidation preference per share), plus any unpaid dividends. If the Company’s assets are insufficient to provide for such preferential distributions, the holders of Preferred Stock will receive all of the Company’s remaining assets on a pro rata basis.
Following full payment to the holders of Preferred Stock, the holders of common stock and Preferred Stock will be entitled to the remaining assets, if any, on a pro rata basis.
Conversion
Each share of Preferred Stock, at the option of the holder, is convertible at any time into the number of fully paid and nonassessable shares of common stock (adjusted to reflect stock dividends, stock splits and recapitalization) that results from dividing the original issue price by the conversion price in effect at the time of the conversion. The original issue price of the Series A-1, A-2 and B Preferred

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Stock is $1.00, $1.00 and $1.3463 per share, respectively. The per share conversion price of the Series A-1, A-2 and B Preferred Stock is $1.00, $1.00 and $1.3463 per share, respectively.
If not previously converted at the option of the holder, the conversion of the Preferred Stock is automatic and will be converted at the then applicable prices upon the earlier of any of the following events: (i) affirmative election of the holders of at least 67% of the then outstanding shares of the Preferred Stock, or (ii) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 for the issuance of common stock. The aggregate proceeds raised from the public offering must exceed $35,000,000 prior to the underwriters’ commissions and other offering costs. The per share price must be at least two times the original issuance price of Series B Preferred Stock ($1.3463 per share prior to adjustment for reverse stock splits and the like).
If the Company sells shares of common stock at a price below the Series B Preferred Stock conversion price, then the conversion price for the Series B Preferred Stock will be reduced to the price equal to the purchase price of common stock. If the Company sells shares of common stock at a price below the Series A-1 and A-2 Preferred Stock conversion price, then the conversion price for the Series A-1 and A-2 Preferred Stock will be reduced to the price calculated by a formula specified in the Certificate of Incorporation.
Voting Rights
The holder of each share of the Company’s Preferred Stock has the right to one vote for each share of common stock into which such Preferred Stock could be converted.
As long as at least 5,000,000 shares of Series A-1 and Series A-2 Preferred Stock and 4,000,000 shares of Series B Preferred Stock remain outstanding, the Company must obtain approval from at least 67% of the then outstanding shares of Preferred Stock in order to amend the Certificate of Incorporation or Bylaws to authorize additional shares of capital stock or to adversely change the rights, preferences or privileges relating to Preferred Stock, as well as approval for certain events such as an asset transfer or acquisition, redemption, indebtedness greater then $500,000 and liquidation.
As long as at least 4,000,000 shares of Series B Preferred Stock remain outstanding, the Company must obtain approval from at least 75% of the then outstanding shares of Series B Preferred Stock in order to amend the Certificate of Incorporation or Bylaws as related to Series B Preferred Stock, or change or reclassify any shares that adversely effects the rights, preferences or privileges relating to Series B Preferred Stock.
As long as at least 5,000,000 shares of Series A-1 and A-2 Preferred Stock remain outstanding, the Company must obtain approval from at least 66 2/3% of the then outstanding Series A-1 and A-2 Preferred Stock in order to amend the Certificate of Incorporation or Bylaws as related to Series A-1 and A-2 Preferred Stock, or change or reclassify any shares that adversely effects the rights, preferences or privileges relating to Series A-1 and A-2 Preferred Stock.
Pursuant to an Amended and Restated Voting Agreement dated as of November 30, 2004 (the “Voting Agreement”), the preferred stockholders who are parties to that agreement are required to vote for specified individuals for election to the board of directors. The Voting Agreement will terminate upon the contemplated IPO.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
Redemption
At any time following the fifth anniversary of the issuance date of Preferred Stock, and within 60 days of written notice by holders of at least 67% of Preferred Stock, the Company will redeem for cash a sum equal to the redemptive value plus unpaid cumulative dividends. Based on the earliest possible redemption date, the redemptive value is $14,092,399, $18,242,800 and $51,799,999, for Series A-1, Series A-2 and Series B Preferred Stock, respectively. The cash will be paid in three annual installments with 50% of the outstanding Preferred Stock being redeemed on the first redemption date and the remaining 50% being redeemed in two equal installments on the second and third anniversaries of the initial redemption date. The terms do no limit the redemption amount the Company could be required to pay to redeem the Preferred Stock. The cumulative dividends for Preferred Stock are accrued annually so that the carrying value will equal the redemptive amount on the fifth anniversary of the original issuance date and thereafter. In addition, differences between the redemptive amount and the net proceeds received (i.e., the costs of financing and the allocation of proceeds to warrants in connection with Series A-1 Preferred Stock) will be accreted to the carrying value of Preferred Stock through the fifth anniversary of original issuance date.
Warrants
In conjunction with the issuance of the 2002 Notes, the holders of the 2002 Notes received warrants to purchase 400,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The warrants expire December 13, 2009. The fair value of the warrants was estimated to be $48,760 and was accounted for as debt issuance costs related to the 2002 Notes. The amount was recognized as interest expense over the period the 2002 Notes were outstanding.
Pursuant to the issuance of Series A-1 Preferred Stock, the holders of Series A-1 Preferred Stock received warrants to purchase 5,032,996 shares of the Company’s common stock. The warrants become exercisable for 5,032,996 shares of common stock if the Company does not meet either one of the following criteria: (1) the Company fails to file a New Drug Application (the “NDA”) for tetrabenazine for the treatment of chorea associated with Huntington’s disease with the FDA before March 31, 2004 or (2) the Company does not receive FDA approval of the NDA before October 31, 2004. If the Company does not achieve either of the NDA milestone dates, the warrants to purchase 5,032,996 shares of common stock at an exercise price of $0.001 become exercisable and expire November 1, 2011. If the Company achieves either of the NDA milestone dates, the warrants are exercisable for zero shares of common stock.
At the issuance date, the minimum number of warrants that could become exercisable was zero, and therefore, the Company did not allocate any of proceeds from the sale of Series A-1 Preferred Stock to the warrants. On November 1, 2004, upon determining that the Company did not achieve either of the milestones, the warrants to purchase 5,032,996 of the Company’s common stock became exercisable. On that date, the Company calculated the fair value of the warrants to be $3,342,916 using a Black-Scholes valuation model with the following assumptions: 0% dividends, 7 year expected term, 3.75% risk-free interest rate, and 80% volatility. The Company allocated $3,342,916 of the proceeds from the sale of Series A-1 Preferred Stock to the warrants. The warrants’ exercisable period accelerates and terminates upon the closing of an IPO by the Company.
In conjunction with the 2004 Notes issued in October and November of 2004, the holders of the 2004 Notes received warrants to purchase 814,284 shares of the Company’s common stock at an exercise price of $0.273 per share. The warrants expire in November 2011. The fair value of the warrants was

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
estimated to be $438,573 and was accounted for as deferred debt issuance costs related to the 2004 Notes. The amount was recognized as interest expense over the period the 2004 Notes were outstanding. The warrants’ exercisable period accelerates and terminates upon the closing of an IPO by the Company.
Equity incentive plan
As of December 31, 2004, the Company has a share-based compensation plan, which is described below. The compensation expense that has been charged to the consolidated statements of operations for the share-based compensation plan was $0, $206,304, and $362,548 for the period November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectively.
In January 2003, the Company established the Prestwick Pharmaceuticals, Inc. 2003 Equity Incentive Plan (the “Plan”), which was approved by our stockholders. The Plan permits the grant of stock options, shares, and stock appreciation rights to its employees, members of the board of directors and independent consultants for up to 12,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the fair value of the Company’s common stock at the date of grant; those option awards generally vest over a 3-4 year period of continuous service and have a 10-year contractual term. The Plan is administered by the Company’s board of directors, the duties of which include determining the fair value of common stock as well as approving grants and related award terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plan).
Pursuant to the Plan, option holders are permitted to “early exercise” the options including both the vested and unvested portions. Upon employee termination, the Company may repurchase the unvested shares at the lower of fair value or the original exercise price. Pursuant to SFAS 123R, the Company has accounted for the unvested shares similar to unvested restricted stock awards, such that the unvested portion of the options is not considered issued and outstanding for accounting purposes, even though legally, the stock has been issued. The repurchase rights of the unvested shares expire as the option vests pursuant to the original vesting terms. At December 31, 2003 and 2004, 37,500 and 131,042 shares, respectively, had been exercised pursuant to the early exercise rights under the Plan and are subject to the Company’s repurchase rights at the original purchase prices ranging from $0.141 to $0.273 per share upon employee termination.
The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The expected volatility is based on historical stock-price volatilities of similar “guideline” companies. The Company considers historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted was determined based on management’s judgment, limited exercise history, exercise pattern of various groups of grantees, and expected terms of similar, “guideline”

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
companies, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

	Year ended

	2003	2004

Expected volatility	80%	80%
Expected dividends	0%	0%
Expected term	2-4 years	2-4 years
Risk-free rate	3.05%	3.35%
A summary of option activity under the Plan as of December 31, 2004, and changes during the year then ended is presented below:

			Weighted-
		Weighted-	average	Aggregate
		average	remaining	intrinsic
Options	Shares	exercise price	contractual term	value

Outstanding at January 1, 2004	5,903,993	$0.17
Granted	6,386,000	0.33
Exercised	(428,009)	0.18
Forfeited or expired	(2,366,026)	0.16

Outstanding at December 31, 2004	9,495,958	$0.28	8.5 years	$1,958,976

Exercisable at December 31, 2004	2,590,486	$0.20	8.3 years	$369,346

The weighted-average grant-date fair value of options granted for the years ended December 31, 2003 and 2004 was $0.19, and $0.35, respectively. The total intrinsic value of options exercised during the years ended December 31, 2003 and 2004, was $3,938, and $87,702, respectively.
A summary of the status of the Company’s unvested shares as of December 31, 2004, and changes during the year then ended, is presented below:

		Weighted-average
		grant-date fair
Unvested shares	Shares	value

Unvested at January 1, 2004	37,500	$0.17
Granted	130,000	0.21
Vested	(36,458)	0.20
Forfeited	—	—

Unvested at December 31, 2004	131,042	$0.20

As of December 31, 2004, there was $14,962 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.97 years. The total fair value of shares vested during the years ended December 31, 2003 and 2004 was $0 and $7,344, respectively.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
During 2004, the Company accelerated the vesting of an aggregate of 328,009 options upon the termination of certain employees. As a result of this modification, the Company recognized additional stock-based compensation expense of $81,284 for the year ended December 31, 2004. Additionally, an employee who had been granted 425,000 stock options in March 2004 terminated employment. In exchange for providing consulting services to the Company, this former employee was permitted to continue vesting the options pursuant to the terms of the original option grant. As of September 30, 2004, the Company began accounting for this option using variable accounting as prescribed by EITF No. 96-18. Accordingly, the Company recorded stock-based compensation expense of $20,538 in 2004.
The Company granted two stock option awards that vest based on performance criteria. The Company determined the probability that those performance criteria would be met and recorded the fair value of the options over the service period. $0 and $41,256 were recorded as stock-based compensation expense related to stock option awards with performance-based vesting during the years ended December 31, 2003 and 2004, respectively.
9.     401(k) PLAN
In May 2003, the Company established the Prestwick Pharmaceuticals, Inc. 401(k) Plan (the “401(k) Plan”) in which all employees are eligible to participate. The 401(k) Plan allows the Company, at its discretion, to match participant contributions. The Company made no contributions to the 401(k) Plan during the periods presented.

10.	INCOME TAXES
The provision for income tax expense (benefit) is as follows:

	For the period
	November 1, 2002
	(inception) through	Year ended December 31,
	December 31,
	2002	2003	2004

Deferred:
Federal	$218,000	$3,881,000	$7,161,000
State	41,000	663,000	1,288,000
Increase in valuation allowance	(259,000)	(4,544,000)	(8,449,000)

Provision for income tax expense	$—	$—	$—

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.
The difference between the provision for income tax expense (benefit) and that computed by applying the U.S. Federal income tax rate to net loss is summarized as follows:

	For the period
	November 1, 2002	Year ended
	(inception) through	December 31,
	December 31,
	2002	2003	2004

Federal tax at statutory rate	34.0%	34.0%	34.0%
State tax, net of federal benefit	2.6	6.3	6.4
Research tax credit carryforwards	0.6	4.3	2.5
Change in valuation allowance	(16.8)	(43.1)	(42.2)
Other, net	(20.4)	(1.5)	(0.7)

Effective income tax rate	0.0%	0.0%	0.0%

The Company provides deferred income taxes for temporary differences between the book and tax return bases of assets and liabilities. A full valuation allowance has been recorded against the deferred tax assets as of December 31, 2003 and 2004 because in management’s judgment, it is more likely than not that all or a portion of the deferred tax assets will not be realized. During the period from November 1, 2002 (inception) through December 31, 2002, the effective tax rate is affected by a charge for acquired in-process research and development expenses that is not deductible for taxes.
The components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2003	2004

Net operating loss carryforwards	$4,002,000	$10,934,000
Research and development tax credit carryforwards	467,000	975,000
License-related costs	52,000	838,000
Other	282,000	505,000

Deferred tax assets	4,803,000	13,252,000
Valuation allowance	(4,803,000)	(13,252,000)

Deferred tax assets, net	$—	$—

As of December 31, 2004, the Company has net operating loss carryforwards for both United States federal and state income tax reporting purposes of approximately $26.9 million. These carryforwards expire between 2022 and 2024. The Company also has research and development tax credit carryforwards for United States federal income tax reporting purposes of approximately $975,000, which expire between 2022 and 2024.
The future utilization of the Company’s net operating loss carryforwards may be limited based upon changes in ownership, pursuant to regulations promulgated under the Internal Revenue Code.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.

11.	RELATED PARTY TRANSACTIONS
Pursuant to the Asset Purchase Agreement, the stockholders of PCI became common stockholders of the Company. Thus, the Company and PCI (and its subsidiaries) are related through common ownership interests.
Upon commencement of operations in December 2002, the Company began using PCI’s leased office space and equipment. Additionally, PCI paid the Company’s payroll and benefit costs as well as certain development expenses through December 31, 2002. Under an informal cost sharing arrangement, the Company reimbursed PCI for these costs as well as specifically identifiable other direct charges and allocated overhead, which amounted to approximately $54,000 for the period November 1, 2002 (inception) through December 31, 2002. Of this aggregate amount, approximately $26,000 is recorded as research and development expenses and approximately $28,000 is recorded as general and administrative expenses in the consolidated statements of operations.
During 2003, except for leased office space rent paid by PCI, the Company became the primary payor of its operating disbursements as well as PCI’s payroll and benefit costs and certain of PCI’s obligations for license and patent costs. Under the same informal cost sharing arrangement, PCI agreed to reimburse the Company for these costs as well as other specifically identifiable direct charges and allocated overhead, which amounted to approximately $202,000 for the year ended December 31, 2003. PCI paid rent for office space used by the Company amounting to approximately $177,000 during 2003, which is recorded as general and administrative expenses in the consolidated statements of operations. In addition, the Company made cash reimbursement payments to PCI of approximately $90,000 in 2003. Net reimbursements due from PCI amounted to $61,323 at December 31, 2003.
During 2004, the Company continued as the primary payor of its own operating expenses as well as certain costs of PCI, and PCI continued paying the rent for office space. The Company paid approximately $30,000 for office supplies and services for PCI. The Company reimbursed PCI approximately $177,000 for rent during 2004. The rent amount is recorded as general and administrative expenses in the consolidated statements of operations. In addition, the Company made cash reimbursement payments to PCI of approximately $89,000 in 2004. Net reimbursements due from PCI amounted to $2,947 at December 31, 2004.
Pursuant to an agreement executed in April 2004, the Company purchased information technology and other services from a company related by common ownership. The Company incurred and paid $212,173 of which $91,748 was recorded as general and administrative expenses in the consolidated statements of operations during the year ended December 31, 2004, and $120,425 was capitalized as equipment in the consolidated balance sheets as of December 31, 2004. At December 31, 2004, $61,975 is included in accounts payable.

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.

12.	COMMITMENTS AND CONTINGENCIES
Capital Lease and Other Financed Obligations
At December 31, 2004, future minimum lease payments under capital lease and other financed obligations are as follows:

2005	$23,253
2006	7,210
2007	7,210
2008	2,403

40,076
Less amount representing interest	(3,124)

Present value of future minimum lease payments	36,952
Less current portion of capital lease obligations	(21,653)

Capital lease obligations, less current portion	$15,299

Operating Lease
The Company leases office space under a noncancelable operating lease agreement. The following is a schedule of future minimum lease payments as of December 31, 2004:

2005	$79,930
2006	43,879

$123,809

Rent expense amounted to $8,811, $176,676 and $314,234 for the period November 1, 2002 (inception) through December 31, 2002 and for the years ended December 31, 2003 and 2004, respectfully, including amounts paid to PCI for leased office space.

13.	QUARTERLY INFORMATION (UNAUDITED)

	Quarters ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Net revenues	$—	$—	$—	$—
Cost of revenues	—	—	—	—
Loss from operations	(1,348,707)	(1,813,332)	(3,079,662)	(4,305,516)
Net loss	(1,388,597)	(1,800,905)	(3,066,838)	(4,287,118)
Net loss attributable to common stockholders	(1,464,993)	(2,012,152)	(3,278,085)	(4,604,417)
Net loss attributable to common stockholders per common share— basic and diluted	$(0.20)	$(0.28)	$(0.45)	$(0.64)

Prestwick Pharmaceuticals, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
Period from January 1, 2002 through October 31, 2002 for Prestwick Scientific Capital, Inc. and Period from November 1, 2002 (inception) through December 31, 2002 and years ended December 31, 2003 and 2004 for Prestwick Pharmaceuticals, Inc.

	Quarters ended

	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Net revenues	$—	$—	$—	$529,899
Cost of revenues	—	—	—	541,441
Loss from operations	(4,913,368)	(4,239,770)	(4,526,162)	(5,031,210)
Net loss	(4,892,263)	(4,226,917)	(4,522,337)	(6,399,949)
Net loss attributable to common stockholders	(5,365,057)	(4,699,711)	(4,995,131)	(7,292,497)
Net loss attributable to common stockholders per common share— basic and diluted	$(0.74)	$(0.64)	$(0.66)	$(0.76)

14.	SUBSEQUENT EVENTS
In 2005, warrants to purchase 559,744 shares of common stock were exercised at prices ranging from $0.273 to $1.00 per share with total proceeds received by the Company of $254,228.
During 2005, the note receivable from officer was repaid, plus accrued interest, of $49,356.
In 2005, the Company entered into a services agreement with Prestwick Chemical, Inc., (“Prestwick Chemical”), a company owned 49% by Prestwick Scientific, under which Prestwick Chemical will provide certain medicinal chemistry services with respect to the Company’s compounds. The agreement has a term of one year and automatically renews for one-year periods unless either party provides notice of non-renewal. The Company is obliged under this services agreement to pay Prestwick Chemical an annual fee of 430,000 Euros (approximately $550,000 based on the exchange rate as of March 31, 2005) for 2005, subject to increase in subsequent years.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.  Other expenses of issuance and distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$8,798
NASD filing fee		7,000
Nasdaq National Market listing fee		100,000
Blue Sky qualification fees and expenses*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees and expenses*
Miscellaneous expenses*
Total*	$

*     To be completed by amendment.
Item 14.    Indemnification of directors and officers.
We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated bylaws, which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Part II

Section 102 of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

--	for any transaction from which the director derives an improper personal benefit;

--	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

--	for acts related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

--	for any breach of a director’s duty of loyalty to the corporation or its stockholders.
Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.
Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors, which require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of ours or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.
We have entered into an underwriting agreement, which provides that the underwriters are obligated, under some limited circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Part II

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering	3.1
Form of Amended and Restated Bylaws to be effective upon completion of this offering	3.2
Amended and Restated Investor Rights Agreement dated November 30, 2004 between the Registrant and certain of its stockholders	4.2
Form of Indemnification Agreement	10.5
Item 15.    Recent sales of unregistered securities.
The following list sets forth information regarding all securities sold by us since our inception in November 2002.
(1)     In December 2002, we issued 6,000,000 shares of restricted common stock to our affiliate Prestwick Scientific Capital, Inc. in exchange for Prestwick Scientific Capital’s contribution of assets to us.
(2)     In December 2002, we issued and sold 1,250,000 shares of restricted common stock to our founder at a purchase price of $0.037 per share for aggregate consideration of $46,250.
(3)     In December 2002, we issued and sold $2,000,000 in aggregate principal amount of convertible promissory notes and warrants to purchase an aggregate of 400,000 shares of our common stock at $1.00 per share to institutional and accredited investors. These convertible promissory notes converted into shares of our Series A-1 Preferred Stock as part of the transaction described in paragraph 4 below.
(4)     In February 2003, we issued and sold an aggregate of 10,065,999 shares of Series A-1 Preferred Stock and warrants to purchase 5,032,996 shares of our common stock to institutional and accredited investors at a purchase price of $1.00 per unit for aggregate consideration of $10,066,002. Each unit consisted of one share of Series A-1 Preferred Stock and a warrant to purchase 0.5 shares of common stock. Upon completion of this offering, these shares of Series A-1 Preferred Stock will convert into 10,065,999 shares of common stock.
(5)     In November and December 2003, we issued and sold an aggregate of 13,030,570 shares of Series A-2 Preferred Stock to institutional and accredited investors at a purchase price of $1.00 per share for aggregate consideration of $13,030,570. Upon completion of this offering, these shares will convert into 13,030,570 shares of common stock.
(6)     In October and November 2004, we issued and sold $8,142,824 in aggregate principal amount of convertible promissory notes and warrants to purchase an aggregate of 814,284 shares of our common stock at $0.273 per share to institutional and accredited investors. These convertible promissory notes converted into shares of our Series B Preferred Stock as part of the transaction described in paragraph 7 below.
(7)     In November 2004, we issued and sold a total of 27,482,730 shares of Series B preferred stock to institutional and accredited investors at a purchase price of $1.3463 per share for aggregate consideration of $36,999,999. Upon completion of this offering, these shares will convert into 27,482,730 shares of common stock.

Part II

(8)     From our inception through March 31, 2005, we have granted options to purchase 12,488,493 shares of common stock to employees, directors and consultants under our 2003 Equity Incentive Plan at exercise prices ranging from $0.037 to $0.37 per share. Of the 12,488,493 options granted, 9,065,500 remain outstanding, 678,008 shares of common stock have been purchased pursuant to the exercises of stock options for aggregate consideration of $140,810 and 2,744,985 shares have been cancelled and returned to the 2003 Equity Incentive Plan option pool.
(9)     From November 2004 to March 2005, we issued an aggregate of 4,834,825 shares of common stock upon exercise of certain of the warrants described in paragraphs 3, 4 and 6, at exercise prices ranging from $0.001 to $1.00 per share, for aggregate consideration of $567,381.
The offer, sale, and issuance of the securities described in paragraph 1 was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transaction. Each of the recipients of securities in the transaction described in paragraph 1 were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.
The offers, sales, and issuances of the preferred stock described in paragraphs 2, 3, 4, 5, 6, 7 and 9 were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2, 3, 4, 5, 6, 7 and 9 were accredited investors under Rule 501 of Regulation D.
The offers, sales and issuances of the options and common stock described in paragraph 8 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our 2003 Equity Incentive Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.
Item 16.    Exhibits and financial statement schedules.
(a)     Exhibits.

Exhibit
Number	Description

1.1†	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon completion of this offering.
3.2	Form of Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4.1†	Form of Specimen Common Stock Certificate.
4.2	Amended and Restated Investor Rights Agreement dated as of November 30, 2004 by and among the Registrant and Stockholders named therein.
5.1†	Opinion of Cooley Godward LLP.

Part II

Exhibit
Number	Description

10.1#†	Amended and Restated 2003 Equity Incentive Plan.
10.2#†	Form of Stock Option Agreement under Amended and Restated 2003 Equity Incentive Plan.
10.3#†	2005 Non-Employee Directors’ Stock Plan.
10.4#†	Form of Stock Option Agreement Under 2005 Non-Employee Directors’ Stock Plan.
10.5	Form of Indemnification Agreement by and between the Registrant and each of its directors.
10.6	Asset Purchase and Subscription Agreement dated December 13, 2002 by and among the Registrant, Prestwick Scientific Capital and Prestwick Companies, Inc.
10.7#	Executive Employment Agreement dated February 26, 2003 by and between the Registrant and Kathleen Clarence-Smith, M.D., Ph.D. as amended by letter agreement dated August 31, 2004.
10.8*	License Agreement dated September 7, 2004 by and among the Registrant, Daniel C. Javitt and Glytech, Inc.
10.9*	Agreement for Canadian Rights to Nitoman dated April 26, 2004 by and between the Registrant and Cambridge Laboratories Limited, as amended on December 1, 2004.
10.10*	Amended and Restated Agreement dated January 30, 2004 by and between the Registrant and Cambridge Laboratories Limited, as amended on December 1, 2004.
10.11*	Agreement dated February 3, 2004 by and among the Registrant, Schering Aktiengesellschaft and NeuroBiotec GmbH.
10.12*	Development and Commercialization License and Clinical Supply Agreement dated September 11, 2003 by and between the Registrant and NeuroBiotec GmbH.
10.13*	License Agreement dated July 16, 2001 by and between Prestwick Scientific Capital, Inc. and Dr. Maurice W. Gittos.
10.14*	License Agreement dated October 6, 2000 by and between Prestwick Scientific Capital, Inc. and The General Hospital Corporation.
10.15#	Letter Agreement dated August 19, 2004 by and between the Registrant and Melvin D. Booth.
10.16#	Letter Agreement dated September 2, 2003 by and between the Registrant and David A. Cory.
10.17#	Letter Agreement dated November 7, 2003 by and between the Registrant and Christopher F. O’Brien.
10.18#	Letter Agreement dated February 4, 2004 by and between the Registrant and James P. Shaffer.
10.19#	Letter Agreement dated November 1, 2004 by and between the Registrant and William H. Washecka.
10.20#	Letter Agreement dated August 4, 2003 by and between the Registrant and Benjamin P. Lewis.
10.21#	Separation Agreement dated February 25, 2004 by and between the Registrant and Robert S. Whitehead.
10.22#	Letter Agreement dated September 19, 2003 by and between the Registrant and Mark Van Ausdal, as amended by letter agreement dated November 10, 2004.
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Powers of Attorney (Included on Signature Page).

†     To be filed by amendment.
#     Indicates management contract or compensatory plan.

Part II

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(b)     Financial Statement Schedules.
No financial statement schedules are provided, because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.
Item 17.    Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on April 22, 2005.

PRESTWICK PHARMACEUTICALS, INC.

By:	/s/ Kathleen E. Clarence-Smith

Kathleen E. Clarence-Smith
Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENT that each person whose signature appears below constitutes and appoints Kathleen Clarence-Smith and Melvin D. Booth his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement on Form S-1, and to any registration statement filed by the registrant under the Securities and Exchange Commission Rule 462(b) of the Securities Act of 1933 which relates to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kathleen E. Clarence-Smith Kathleen E. Clarence-Smith, M.D., Ph.D.	Chief Executive Officer, Founder and Director (Principal Executive Officer)	April 22, 2005

/s/ Melvin D. Booth Melvin D. Booth	Executive Chairman and Director	April 22, 2005

/s/ William H. Washecka William H. Washecka	Chief Financial Officer (Principal Financial and Accounting Officer)	April 22, 2005

/s/ Robert J. Flanagan Robert J. Flanagan	Director	April 22, 2005

/s/ James I. Healy James I. Healy, M.D., Ph.D.	Director	April 22, 2005

Part II

Signature	Title	Date

/s/ Joël Besse Joël Besse	Director	April 22, 2005

/s/ Edgar G. Engleman Edgar G. Engleman	Director	April 22, 2005

/s/ Patrick G. Enright Patrick G. Enright	Director	April 22, 2005

Part II

Exhibits

Exhibit
Number	Description

1.1†	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon completion of this offering.
3.2	Form of Amended and Restated Bylaws of the Registrant to be in effect upon closing of this offering.
4.1†	Form of Specimen Common Stock Certificate.
4.2	Amended and Restated Investor Rights Agreement dated as of November 30, 2004 by and among the Registrant and Stockholders named therein.
5.1†	Opinion of Cooley Godward LLP.
10.1#†	Amended and Restated 2003 Equity Incentive Plan.
10.2#†	Form of Stock Option Agreement under Amended and Restated 2003 Equity Incentive Plan.
10.3#†	2005 Non-Employee Directors’ Stock Plan.
10.4#†	Form of Stock Option Agreement Under 2005 Non-Employee Directors’ Stock Plan.
10.5	Form of Indemnification Agreement by and between the Registrant and each of its directors.
10.6	Asset Purchase and Subscription Agreement dated December 13, 2002 by and among the Registrant, Prestwick Scientific Capital and Prestwick Companies, Inc.
10.7#	Executive Employment Agreement dated February 26, 2003 by and between the Registrant and Kathleen Clarence-Smith, M.D., Ph.D. as amended by letter agreement dated August 31, 2004.
10.8*	License Agreement dated September 7, 2004 by and among the Registrant, Daniel C. Javitt and Glytech, Inc.
10.9*	Agreement for Canadian Rights to Nitoman dated April 26, 2004 by and between the Registrant and Cambridge Laboratories Limited, as amended on December 1, 2004.
10.10*	Amended and Restated Agreement dated January 30, 2004 by and between the Registrant and Cambridge Laboratories Limited, as amended on December 1, 2004.
10.11*	Agreement dated February 2, 2004 by and among the Registrant, Schering Aktiengesellschaft and NeuroBiotec GmbH.
10.12*	Development and Commercialization License and Clinical Supply Agreement dated September 11, 2003 by and between the Registrant and NeuroBiotec GmbH.
10.13*	License Agreement dated July 16, 2001 by and between Prestwick Scientific Capital, Inc. and Dr. Maurice W. Gittos.
10.14*	License Agreement dated October 6, 2000 by and between Prestwick Scientific Capital, Inc. and The General Hospital Corporation.
10.15#	Letter Agreement dated August 19, 2004 by and between the Registrant and Melvin D. Booth.
10.16#	Letter Agreement dated September 2, 2003 by and between the Registrant and David A. Cory.
10.17#	Letter Agreement dated November 7, 2003 by and between the Registrant and Christopher F. O’Brien.
10.18#	Letter Agreement dated February 4, 2004 by and between the Registrant and James P. Shaffer.
10.19#	Letter Agreement dated November 1, 2004 by and between the Registrant and William H. Washecka.
10.20#	Letter Agreement dated August 4, 2003 by and between the Registrant and Benjamin P. Lewis.

Part II

Exhibit
Number	Description

10.21#	Separation Agreement dated February 25, 2004 by and between the Registrant and Robert S. Whitehead.
10.22#	Letter Agreement dated September 19, 2003 by and between the Registrant and Mark Van Ausdal, as amended by letter agreement dated November 10, 2004.
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Powers of Attorney (Included on Signature Page).

†     To be filed by amendment.
#     Indicates management contract or compensatory plan.
*     Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.